Table of Contents
Letter to Shareholders from the Chair of the Board    i
Company Overview    iv
Proxy Circular Summary    vii
About CAE    ix
Useful Information    xiv
Notice of 2025 Annual and Special Shareholders’ Meeting    xv
Section 1 About Voting Your Shares    1
Section 2 Business of the Meeting    7
Section 3 About the Nominated Directors    13
Section 4 Corporate Governance    31
Section 5 Board Committee Reports    46
Section 6 Director Compensation    51
Section 7 Executive Compensation    56
Compensation Discussion and Analysis    59
Executive Summary    60
Shareholder Engagement    63
Succession Planning    64
Compensation Philosophy    65
Executive Compensation Programs    67
FY2025 Compensation Outcomes    78
Determination of NEOs’ Individual Performance    83
Compensation Governance    88
Alignment of Compensation and Performance    94
Compensation of our Named Executive Officers    97
Summary Compensation Table    97
Outstanding Share-Based Awards and Option-Based Awards    99
Incentive Plan Awards – Value Vested or Earned During the Year    100
Pension Arrangements    101
Termination and Change of Control Benefits    102
Section 8 Other Important Information    107
Appendix A – Board of Directors’ Charter    109
Appendix B – Non-IFRS and Other Financial Measures    113
Appendix C – Summary of the Employee Stock Option Plan    120
Appendix D – Summary of the Omnibus Incentive Plan    124
Appendix E – Amendments to the General By-law    131

| CAE INC. | 2025 | Management Proxy Circular

Letter to Shareholders from the Chair of the Board
June 12, 2025
Dear fellow Shareholders,
It is our pleasure to invite you to CAE’s 2025 Annual and Special Meeting of Shareholders (the “Meeting”).
Year in review
This year was one of strong performance, driven by disciplined execution and efficient capital management. Leadership executed our strategy with focus and operational rigour. Purposeful actions generated very strong free cash flow*, positioning the Company to meet its year-end leverage target and further strengthening CAE’s balance sheet.
Our Defense & Security (“D&S”) business accelerated its path to greater profitability with solid program execution and near doubling of adjusted backlog. Despite the headwind of constrained aircraft availability and drop in U.S. pilot hiring, our Civil Aviation segment delivered strong results and achieved nearly 40% growth in adjusted backlog*.
The ability to deliver this level of success during a period of formidable geopolitical and economic challenges speaks to the resilience of our business model and the strength of CAE’s global franchise.
Organizational highlights
Actions taken during the year further maximized our strategic positioning and focus, building momentum for continued success and delivery of shareholder value.
Given the significant opportunities ahead for us in the defence sector, we created D&S Canada as a standalone division and appointed France Hébert Division President and Global Operations Lead. France joined CAE in 2019 and has over 35 years of experience working primarily in defence and aerospace. She brings to this new role extensive leadership experience and a proven track record of winning and executing complex programs.
We also streamlined operations and strengthened leadership by introducing a Chief Operating Officer, and evolving the roles of the Chief Strategy and Performance Officer and Chief People and Sustainability Officer, driving efficiencies and financial savings at the corporate and division levels.
Through our SkyAlyne joint venture, we were awarded a 25-year contract to support Canada’s Future Aircrew Training (FAcT) program, the single largest contract in CAE’s history and an important milestone for us. We are also proud to be identified as a strategic partner to the Government of Canada to work with the Royal Canadian Air Force to design and co-develop the Future Fighter Lead-in Training (FFLIT) program, which will prepare and train pilots to operate Canada’s advanced fighters.
By increasing our ownership stake in SIMCOM Aviation Training, we solidified CAE’s presence in its core business aviation training market. Under this transaction, we secured a five-year extension on our training exclusivity agreement with Flexjet.
Under our commitment to sustainability, we made important advances in our decarbonization strategy, including receiving approval of our targets from the Science Based Targets initiative and introducing formal plans within our Civil Aviation and D&S businesses. Detailed information on our sustainability efforts can be found at https://www.cae.com/sustainability.

*Non-IFRS and Other Financial Measures (see Appendix B).
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Re-establishment of NCIB
Alignment of CAE’s performance and outcomes with the interests of our Shareholders continued to be a priority. As part of CAE’s capital allocation priorities, we established a Normal Course Issuer Bid (“NCIB”) to be used opportunistically. The Board’s decision to re-establish the NCIB reflects confidence in CAE and the cash-generative nature of our highly recurring revenue business.
CEO appointment
Last fall, we announced Marc Parent’s departure from his role as President and CEO as of the upcoming Meeting. Following a rigorous global selection process overseen by the Board, we appointed Matthew Bromberg as our President and CEO, effective immediately after the Meeting. We look forward to having Matthew lead the Company’s growth and drive its continued evolution into the future. Matthew is a proven leader with deep experience in both aerospace and defence, involving large-scale international operations. He comes to CAE with a track record of driving operational excellence, transformation and growth in commercial and military aerospace markets for major global publicly traded companies.
Our Board has absolute confidence that CAE’s future will be bright with Matthew at the helm, working together with the exceptionally talented leadership team that is in place. His strategic vision and deep industry expertise position him to lead CAE into its next phase of growth and innovation.
Board renewal and appointments
In fiscal year 2025, CAE also undertook significant governance initiatives centered on Board renewal. Appointments were made to ensure fresh perspectives and representation by independent and qualified directors who will contribute to CAE’s strategic direction and long-term success. These changes reflect constructive and continuous dialogue over an extended period with several CAE Shareholders.
Joining me on the Board over this past year were Patrick Decostre, Ian L. Edwards, Peter Lee, Katherine A. Lehman and Louis Têtu, each of whom brings unique expertise that will benefit the Company and its Shareholders.
In conjunction with the CEO succession, the Board announced the expansion of my Board Chair role to Executive Chairman and the introduction of a Lead Independent Director position, reflecting CAE’s commitment to best-in-class governance. The two appointments take place after the Meeting, subject to our election to the Board.
As Executive Chairman, I look forward to working closely with Matthew on the next chapter of growth and value creation, in addition to continuing to chair the Board of Directors.
On behalf of the Board I want to express our deep appreciation to Marc Parent for his 16 years of devoted service as President and CEO, during which time he led the transformation of CAE from primarily a simulator manufacturer to a world leader in aviation training solutions. Marc has left a lasting impact on CAE and global aerospace and has created a solid foundation for us to continue to build on.
We also thank Alan N. MacGibbon, who served as a director and Board Chair for many years, and outgoing directors Michael E. Roach, Andrew J. Stevens, Margaret S. (Peg) Billson, François Olivier and David G. Perkins for their service and the valuable contributions made during their tenure.
Looking forward
The Board is highly confident in the Company’s strategy and the leadership in place. D&S is exceptionally well positioned for long-term growth and profitability, while the outlook in Civil Aviation reflects a position of strength. CAE is poised for continued growth in fiscal 2026, with a larger base of business supported by higher margins and strong free cash flow*.
In the pursuit of CAE’s noble mission and vision, we will continue leveraging technology to elevate safety to new heights through the lens of sustainability, always with an unwavering commitment to deliver Shareholder value.

*Non-IFRS and Other Financial Measures (see Appendix B).
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Closing words
To our Shareholders — thank you for your continued confidence and support of CAE. The Board values your input and insights and looks forward to continued dialogue.
To CAE employees — your passion for what we do and steadfast commitment to delighting our customers set us apart. You are the drivers of our One CAE culture.
We will hold the Meeting in a hybrid format — both virtually via live webcast at https://meetings.lumiconnect.com/400-779-914-351 and in person for Shareholders only at Lumi Experience Montréal, 1250 René-Lévesque Boulevard West, Suite 3610, Montréal, Québec, H3B 4W8, on August 13, 2025, at 11:00 a.m. (EDT). As a Shareholder, you have the right to vote your Shares on all items that come before the Meeting. Your vote is important to us, and we encourage you to exercise your right either in person or online at the Meeting, or by proxy.
As in prior years, important matters affecting our Company will be considered at the Meeting. We will, as always, review CAE’s financial position, including business operations and the value delivered to Shareholders. We will also respond to your comments and questions.
This Circular gives you details about all the items for consideration and how to vote. It also contains profiles of the nominated directors, information on the auditors, and sections on the Board committees and CAE corporate governance practices. Whether or not you plan to attend the Meeting, we encourage you to review the enclosed information, consider the resolutions put forth by the Board and vote your Shares.
The Board remains committed to acting in the best interests of the Company and all its Shareholders.
We thank you for your continued confidence in, and support of, CAE and look forward to hearing from you at this year’s Meeting.

Calin Rovinescu Chair of the Board

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Company overview

Employees

Total number of employees:
13,000

Women employees:
23%

Number of engineers and technical experts:
4,600

Leadership diversity:
36%

Number of veterans:
1,700+

Women members of Board of Directors:
38%

Our global presence

≈240
Sites in 40+ countries

85+
Civil Aviation sites

140+
Defense & Security sites

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Proxy Circular Summary

This summary highlights some of the important information you will find in this Management Proxy Circular (“Circular”). These highlights do not contain all the information that you should consider, and you should read this entire Circular before voting your Shares.
Shareholder Voting Matters

Voting Matter	Board Vote Recommendation	Page Reference for More Information
Election of 13 Directors	FOR each nominee	8
Appointing PricewaterhouseCoopers LLP (PwC) as Auditors	FOR	10
Advisory Vote on Executive Compensation	FOR	11
Approving the By-law Amendments	FOR	12

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Review this Proxy Circular and Vote in One
of the Following Ways
Voting by Proxy is the Easiest Way
Below are the different ways in which you can give your voting instructions, details of which are found in the enclosed proxy form or your voting instruction form, as applicable. Please also refer to Section 1 – About Voting Your Shares for more information on the voting methods available to you:
    by mail: sign, date and return your proxy form in the envelope provided.
    by telephone: call the telephone number on your proxy form.
    on the Internet: visit the website listed on your proxy form.
    by appointing another person to attend and vote at the Meeting in person or online on your behalf.
Voting In Person at the Meeting
    Attend in person at Lumi Experience Montréal, 1250 René-Lévesque Blvd. W., Suite 3610,
Montréal, Québec and follow the steps listed in the Section “Attending and Participating.”
Voting Online at the Meeting
    Log in online at https://meetings.lumiconnect.com/400-779-914-351 and follow the steps listed in the Section “Attending and Participating.”

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About CAE
Who We Are
At CAE, we exist to make the world safer. We deliver cutting-edge training, simulation, and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter. Every day, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators, and defence and security personnel to perform at their best and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with approximately 13,000 employees at around 240 sites and training locations in over 40 countries. For nearly 80 years, CAE has been at the forefront of innovation, consistently seeking to set the standard by delivering excellence in high-fidelity flight simulators and training solutions, while embedding sustainability at the heart of everything we do. By harnessing technology and enhancing human performance, we strive to be the trusted partner in advancing safety and mission readiness—today and tomorrow.
Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on experience, strong technical capabilities, a highly trained workforce and global reach. CAE’s common shares are listed on the Toronto and New York stock exchanges (TSX / NYSE) under the symbol CAE.
Our Purpose, Mission and Vision
Our purpose is to make the world safer.
Our mission is to deliver cutting-edge training, simulation and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter.
Our vision is to be the trusted partner in advancing safety and mission readiness, defining the standard of excellence in training and critical operations by harnessing technology and enhancing human performance.
Our Operations
Our operations are managed through two segments:
Civil Aviation: We provide comprehensive training solutions for flight, cabin, maintenance, ground personnel and air traffic controllers in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as airline operations digital solutions. The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, air navigation service providers, maintenance, repair and overhaul organizations and aircraft finance leasing companies.
Defense & Security: We are a global training and simulation provider delivering scalable, platform-independent solutions that enable and enhance force readiness and security. The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide.

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Our Strategy
CAE’s Four Strategic Pillars

Efficient Growth
Our business features a high degree of recurring revenues due to the underlying characteristics of our technology-enabled solutions and regulatory requirements across our markets. We seek to maximize the benefits of our strong competitive position to deliver premium growth and profitability through a focus on operational rigour, cost optimization, capital efficiency, and a disciplined approach to pursuing organic and inorganic growth.

Technology and Market Leadership
We have a rich and long-dated history of customer centricity, innovation and delivering state-of-the-art technology solutions that define the forefront of the industries in which we operate. As a result, we constantly seek new ways to enhance the performance of our customers by fostering a culture of continuous improvement and innovation. This drives technology leadership, deeper customer partnerships, and new customer development, enabling us to capitalize on the ample headroom in our large, growing addressable markets. Furthermore, our solutions are deployed with a focus on integrated sustainability.

Revolutionizing Training and Critical Operations
We are a global leader in the application of training, digital immersion, critical operations, and modelling and simulation technologies. We seek to use data-driven applications and advanced analytics to produce measurable and demonstrated outcomes in our markets. The efficacy of our technology solutions enables customized, collaborative, and multi-domain offerings.

Skills & Culture
Our core values are innovation, integrity, empowerment, excellence and One CAE. We employ these values across a diverse global team to drive a unique social impact. We seek to create an employee experience and environment that values teamwork, professional growth, and engagement. As a result, our employees across the globe share a passion to prepare our customers for the moments that matter.

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Executive Compensation Highlights
—Executive short-term incentive payout based on a corporate performance factor of 103% reflective of CAE’s performance against its strategic plan and financial objectives in FY2025
—63% payout factor for Performance Share Units that vested in FY2025 (with a performance measurement period from FY2023 to FY2025), aligned with shareholder experience over the period

Our Executive Compensation Best Practices
Minimum threshold levels of corporate performance to be met to allow for payments under the annual and long-term incentives
Caps on annual bonuses and Performance Share Units (“PSU”) payout factors
Balanced mix of short, medium and long-term compensation
Pensionable earnings based on actual years served
Change of control severance limited to two times salary and bonuses
Robust clawback policy, including a market-leading ability to clawback incentive-based compensation in circumstances of misconduct without the need for a financial restatement
Minimum share ownership and option profit retention guidelines
Anti-hedging policy
Post-employment Share ownership requirement for CEO
Double trigger vesting of equity in case of change of control

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Governance Highlights
The following table shows some of the ways CAE continues to adhere to the highest standards in corporate governance.

Our Corporate Governance Best Practices
Number of Director nominees	13
Number of non-employee Independent Director nominees	12/13[1]
Board Committee members (including the Governance Committee, which is responsible for recommending new Directors to join the Board) are all independent.
Average age of Director nominees	58
Annual election of Directors
Other Board commitments and interlocks policy
Separate Chair and CEO roles
Director tenure and age term limits
Share ownership requirements for Directors and executives
Board orientation/education program
Number of Board meetings held during FY2024	14
Number of financial experts on the Audit Committee	1
Code of Business Conduct
Annual advisory vote on executive compensation
Formal Board and Committee evaluation processes
No dual-class shares
Enterprise risk management oversight including sustainability matters
1.    All non-employee Directors are currently independent. However, as previously announced, effective at the conclusion of the Meeting and subject to his election, Mr. Rovinescu will become Executive Chairman of the Board, at which time he will no longer be considered independent.

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Our Director Nominees

Name	Age	Director Since	Position	Independent	Committee Memberships	Board and Committee Attendance FY2025	Other Public Boards
Ayman Antoun	59	2022	Corporate Director	YES	Audit	96%	1
Sophie Brochu	62	2023	Corporate Director	YES	GC (Chair), HRC	100%	2
Matthew Bromberg[1]	55	N/A	Incoming President and CEO, CAE	NO	N/A	N/A	N/A
Patrick Decostre	52	2024	President and CEO, Boralex Inc.	YES	Audit	94%	1
Elise Eberwein	60	2022	Corporate Director	YES	GC, HRC	97%	N/A
Ian L. Edwards	63	2024	President and CEO, AtkinsRéalis	YES	Audit	92%	1
Marianne Harrison	61	2019	Corporate Director	YES	Audit (Chair)	100%	N/A
Peter Lee[2]	39	2025	Co-Founder and Partner, Browning West, LP	YES	HRC	100%	1
Katherine A. Lehman[2]	50	2025	Partner, Palladium Equity Partners, LLC	YES	GC	N/A3	1
Mary Lou Maher	65	2021	Corporate Director	YES	HRC (Chair)	100%	2
Calin Rovinescu[2,4]	69	2025	Corporate Director	YES	N/A	100%	2
Patrick M. Shanahan	62	2022	President and CEO, Spirit AeroSystems Inc.	YES	HRC	92%	2
Louis Têtu[2]	61	2025	Executive Chair, Coveo Solutions Inc.	YES	Audit	100%	2
1.    Mr. Bromberg does not currently serve as a Director on the Board of CAE and will become a Director following his election at the Meeting.
2.    Ms. Lehman and Messrs. Lee, Rovinescu and Têtu were appointed to the Board of CAE on February 14, 2025.
3.    Ms. Lehman was unable to attend the sole Board meeting to which she was invited in FY2025 because of a commitment predating her appointment to the Board and which could not be rescheduled.
4.    As of the date of this Circular, Mr. Rovinescu is considered independent. However, as previously announced, effective at the conclusion of the Meeting and subject to his election, Mr. Rovinescu will become Executive Chairman of the Board, at which time he will no longer be considered independent.

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Useful Information

Certain Defined Terms

In this document, referred to as this “Circular”, the terms “you” and “your” refer to the Shareholder, while “we”, “us”, “our”, “Company” and “CAE” refer to CAE Inc. and where applicable, its subsidiaries.

Currency, Exchange Rates and Share Prices

All amounts referred to in this Circular are presented in Canadian dollars, unless otherwise stated. In a number of instances in this Circular, including with respect to calculation of the in-the-money value of stock options denominated in Canadian dollars, information based on our Share price has been calculated on the basis of the Canadian dollar.

Non-IFRS and Other Financial Measures

This document includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.
Definitions of all non-IFRS and other financial measures are provided in Appendix B of this document to give the reader a better understanding of the indicators used by management. In addition, when applicable, this document may include a quantitative reconciliation of the non-IFRS and other financial measures to the most directly comparable measure under IFRS. Refer to Appendix B of this document for references where these reconciliations are provided.

Information Currency

The information in this Circular is current as of June 12, 2025 unless otherwise stated.

xiv | CAE INC. | 2025 | Management Proxy Circular

Notice of 2025
Annual and Special Shareholders’ Meeting
What the Meeting is About
1.    Receive CAE Consolidated Financial Statements and the auditors’ report for the fiscal year ended March 31, 2025;
2.    Elect Directors who will serve until the end of the next annual Shareholders' meeting;
3.    Reappoint PricewaterhouseCoopers LLP as our auditors who will serve until the end of the next annual Shareholders' meeting and to authorize the Company’s Board to fix the auditors’ remuneration;
4.    Vote, in an advisory, non-binding manner, on CAE’s approach to executive compensation described in this Circular;
5.    Approve certain changes to CAE’s General By-law proposed to improve CAE’s corporate governance practices; and
6.    Transact any other business that may properly come before the Meeting.
You have the Right to Vote
As a holder of record of common shares of CAE (“Shares”) at the close of business on June 16, 2025, you are entitled to receive notice of and vote at the Meeting.
You are asked to consider and to vote your Shares on items 2 to 5 and any other items that may properly come before the Meeting or any adjournment or postponement thereof.
If you are unable to attend the Meeting in person or online and want to ensure that your Shares are voted, please submit your votes by proxy as described under “How to Vote Your Shares” in the accompanying Circular. To be valid, our transfer agent, Computershare Trust Company of Canada, must receive your proxy by 11:00 a.m. (Eastern Time) on August 11, 2025. If the Meeting is adjourned or postponed, Computershare must receive your proxy no later than 24 hours (excluding Saturdays, Sundays and holidays) prior to any such adjournment or postponement.
Accompanying this Notice of Annual and Special Meeting is the Circular, which contains more information on the matters to be addressed at the Meeting.

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Attending and Participating
Our Meeting will be held in a hybrid format, which will be conducted simultaneously in person and by live webcast. Shareholders may attend either meeting format, as explained below. The hybrid format allows those people who cannot attend in person the opportunity to attend the meeting online, participate, vote and ask questions as if they were physically present at the meeting and regardless of their geographic location. Only registered Shareholders and duly appointed Proxyholders (including non-registered (beneficial) Shareholders who have appointed themselves as a Proxyholder) will be permitted to participate, vote and ask questions during the Meeting.
To attend the Meeting in person, follow the instructions below:
If you are a registered Shareholder or a duly appointed Proxyholder (including non-registered (beneficial) Shareholders who have appointed themselves as Proxyholder), you will be able to attend the meeting in person, vote and ask questions after registering at the registration desk. Only registered Shareholders and duly appointed Proxyholders will be granted access to the in-person meeting. However, non-registered (beneficial) Shareholders who have not appointed themselves Proxyholders, non-shareholders and other guests will be able to attend the meeting online.
If you attend the meeting in person, you will only need to check in at the registration desk with our transfer agent, Computershare, when you arrive at Lumi Experience Montréal, 1250 René-Lévesque Blvd. W., Suite 3610, Montréal, Québec.
To access the Meeting online, follow the instructions below, as applicable to you:
1.    Log in online at https://meetings.lumiconnect.com/400-779-914-351. The platform is compatible with all major browsers except for Internet Explorer.
2.    Click “I have a Login” and then enter your Control Number (see below) and Password “CAE2025” (note the password is case sensitive); OR
3.    Click “I am a guest” and then complete the online form.
In order to find the 15-digit Control Number to access the Meeting:
—    Registered Shareholders: The control number located on the form of proxy or in the email notification you received is your Control Number.
—    Proxyholders: Duly appointed Proxyholders, including non-registered (beneficial) Shareholders who have appointed themselves or another person as a Proxyholder, will receive the Control Number from Computershare by e-mail after the proxy voting deadline has passed.
If you attend the Meeting online, it is important that you are connected to the Internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure. For additional details on accessing and participating in the Meeting online from your tablet, smartphone or computer, please see the Virtual AGM User Guide provided by Computershare and accompanying this proxy circular.
Notice-and-Access
As part of an effort to reduce environmental impacts of excessive printing, and to save postage costs, CAE is opting to use the “Notice-and-Access” provisions of Canadian securities rules.
The “Notice-and-Access” provisions allow Canadian companies to post electronic versions of Shareholder meeting materials in lieu of mailing physical copies of such documents to Shareholder. Shareholders will instead only receive a paper notification with information on how they may obtain a copy of the meeting materials electronically or request a paper copy (Notification). Shareholders who have already signed up for electronic delivery of Shareholder materials will continue to receive them by email.
Non-registered Shareholders who have not objected to their intermediary disclosing certain ownership information about themselves to CAE are referred to as “NOBOs”. The non-registered Shareholders who have objected to their intermediary disclosing ownership information about themselves to CAE are referred to as “OBOs”. CAE has distributed the Notification in connection with the Meeting to intermediaries and clearing agencies for onward distribution to non-registered Shareholders. CAE will not be paying for intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of proxy related materials and related documents (including the Notification). Accordingly, an OBO will not receive copies of proxy-related materials and related documents unless the OBO’s intermediary assumes the costs of delivery.
How to Access Meeting Materials
—    On Computershare Investor Services Inc.’s (“Computershare”) website: www.envisionreports.com/CAE2025e
—    On SEDAR+: www.sedarplus.ca
—    On CAE’s website: www.cae.com/investors/financial-reports
Shareholders are reminded to read the Circular and other Meeting materials carefully before voting their Shares.

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How to Request a Paper Copy of the Meeting Materials
Before the Meeting
If your name appears on a Share certificate, you are considered as a “registered Shareholder”. You may request paper copies of the Meeting materials at no cost to you by calling Computershare toll-free, within North America at 1-866-962-0498 or direct, from outside of North America, at 1-514-982-8716 and entering your control number as indicated on your form of proxy.
If your Shares are listed in an account statement provided to you by an intermediary, you are considered as a “non-registered Shareholder”. You may request paper copies of the Meeting materials from Broadridge at no cost to you up to one year from the date the Circular was filed on SEDAR through the Internet by going to www.proxyvote.com or by telephone at 1-877-907-7643 and entering the 16-digit control number provided on the voting instruction form and following the instructions provided.
Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your Shares.
In any case, requests should be received at least five (5) business days prior to the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive the Meeting materials in advance of such date and the Meeting date.
After the Meeting
By telephone at 1-866-964-0492 or online at investor.relations@cae.com. A copy of the Meeting materials will be sent to you within ten (10) calendar days of receiving your request.
By order of the Board of Directors,
June 12, 2025
Montréal, Québec

Mark Hounsell Chief Legal and Compliance Officer, and Corporate Secretary
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Section 1 – About Voting Your Shares

Record Date
June 16, 2025 is the record date for the Meeting.
Who can vote
Only holders of our Shares at the close of business on the Record Date are entitled to receive notice of and to attend, including by proxy, and vote at the Meeting or any adjournment or postponement thereof. The list of Shareholders on the Record Date is available for inspection by appointment during usual business hours at Computershare Trust Company of Canada, 650 de Maisonneuve west 7th floor, Montreal, QC H3A 3T2, and at the Meeting. As of June 12, 2025, 320,559,699 Shares are issued and outstanding. Each Share is entitled to one vote.
Principal Shareholders
To the knowledge of the Directors and executive officers of CAE (from records and publicly filed reports), there is no person who beneficially owns or exercises control or direction over more than 10% of the Shares.
All Directors and executive officers as a group (20 persons) beneficially owned or exercised control or direction over 652,117 Shares representing 0.20% of the class as at June 12, 2025.
Your Vote is Important
Your vote is important. Please read the information below to ensure your Shares are properly voted.
How do I participate in the Meeting?
Our Meeting will be held in a hybrid format, which will be conducted simultaneously in person and by live webcast. Shareholders may attend either meeting format, as explained below. The hybrid format allows those people who cannot attend in person the opportunity to attend the meeting online, participate, vote and ask questions as if they were physically present at the meeting and regardless of their geographic location. Only registered Shareholders and duly appointed Proxyholders (including non-registered (beneficial) Shareholders who have appointed themselves as a Proxyholder) will be permitted to participate, vote and ask questions during the Meeting.
To attend the Meeting in person, follow the instructions below:
If you are a registered Shareholder or a duly appointed Proxyholder (including non-registered (beneficial) Shareholders who have appointed themselves as Proxyholder), you will be able to attend the meeting in person, vote and ask questions after registering at the registration desk. Only registered Shareholders and duly appointed Proxyholders will be granted access to the in-person meeting. However, non-registered (beneficial) Shareholders who have not appointed themselves Proxyholders, non-shareholders and other guests will be able to attend the meeting online.

If you attend the meeting in person, you will only need to check in at the registration desk with our transfer agent, Computershare, when you arrive at Lumi Experience Montréal, 1250 René-Lévesque Blvd. W., Suite 3610, Montréal, Québec.
To access the Meeting online, follow the instructions below, as applicable to you:
1.    Log in online at https://meetings.lumiconnect.com/400-779-914-351. The platform is compatible with all major browsers except for Internet Explorer.
2.    Click “I have a Login” and then enter your Control Number (see below) and Password “CAE2025” (note the password is case sensitive); OR
3.    Click “I am a guest” and then complete the online form.
In order to find the 15-digit Control Number to access the Meeting online:
—    Registered Shareholders: The control number located on the form of proxy or in the email notification you received is your Control Number.
—    Proxyholders: Duly appointed Proxyholders, including non-registered (beneficial) Shareholders who have appointed themselves or another person as a Proxyholder, will receive the Control Number from Computershare by e-mail after the proxy voting deadline has passed.
If you attend the Meeting online, we recommend that you log in at least one hour before the start time of the Meeting. It is important to ensure you are connected to the Internet at all times if you participate in the Meeting online in order to vote when balloting commences. You are responsible for ensuring Internet connectivity for the duration of the Meeting. For additional details and instructions on accessing the Meeting online from your tablet, smartphone or computer, voting and asking questions during the Meeting, see the Virtual AGM User Guide provided by Computershare and accompanying this Circular.
For additional information regarding voting by proxy before the meeting, voting online, attending the meeting in person or online, or other general proxy matters, please contact Computershare at 1-800-564-6253 (Canada/U.S.) or 1-514-982-7555 (international/direct dial).

2 | CAE INC. | 2025 | Management Proxy Circular

Section 1 – About Voting Your Shares

How to Vote your Shares
You may vote your Shares in one of the following ways:
1.    By proxy using all the voting channels that have been available in the past; this has not changed.
by mail: sign, date and return your proxy form in the envelope provided.
by telephone: call the telephone number on your proxy form.
on the Internet: visit the website listed on your proxy form.
by appointing another person to attend and vote at the Meeting online on your behalf.
Refer to the enclosed proxy form for instructions.
2.    In person or online by virtual ballot at the Meeting by following the instructions below. The voting process is different for registered or non-registered (beneficial) Shareholders:
(a)    if you are a registered Shareholder, you may vote at the Meeting either in person or by completing a ballot online during the Meeting. Follow the instructions above to access the Meeting and cast your ballot online during the designated time.
(b)    if you are a non-registered Shareholder (including a participant in the employee plan) AND you wish to vote in person or online at the Meeting, you must appoint yourself as Proxyholder in order to vote at the Meeting. You MUST complete and return a voting instruction form no later than 11:00 a.m. (Eastern Time) on August 11, 2025 appointing yourself as Proxyholder. Follow the instructions above to attend and vote in person or to access the Meeting and cast your ballot online during the designated time. You will receive the Control Number for the Meeting from Computershare by e-mail after the proxy voting deadline has passed.

United States Beneficial holders: To vote at the Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance of the Meeting. Follow the instructions from your broker or bank included with this Circular, or contact your broker or bank to request a legal proxy form. To register to attend the Meeting in person or online, you must submit a copy of your legal proxy form to Computershare. Requests for registration should be directed to Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, or by e-mail at uslegalproxy@computershare.com. Requests for registration must be labelled as “Legal Proxy” and be received no later than 11:00 a.m. (EDT) on August 11, 2025. You will receive a confirmation of your registration after Computershare receives your registration materials. Please note that you are required to register your appointment as Proxyholder at https://www.computershare.com/CAE.
If you have any questions or need assistance voting, you may contact Sodali & Co, CAE’s strategic advisor and proxy solicitation agent, by telephone at 1-888-999-2602 (toll-free in North America) or 1-289-695-3075 (outside North America), or by email at assistance@investor.sodali.com.

3 | CAE INC. | 2025 | Management Proxy Circular

Section 1 – About Voting Your Shares

Voting by Proxy
If you choose to vote by proxy, you are giving the person or people named on your proxy form (referred to as a “Proxyholder”) the authority to vote your Shares on your behalf in person or online at the Meeting or any adjournment or postponement thereof.
Proxies are being solicited by management
Through this Circular, management is soliciting your proxy in connection with the matters to be addressed at the Meeting (or any adjournment(s) or postponements(s) thereof) to be held at the time and place and for the purposes set forth in the accompanying Notice of the Meeting.
The solicitation is being made primarily by mail, but you may also be contacted by telephone or other means. We have engaged Morrow Sodali (Canada) Ltd. (“Sodali & Co”) as strategic shareholder advisor and proxy solicitation agent to assist with the solicitation of votes from shareholders and to provide strategic services in the areas of capital markets intelligence, governance and shareholder engagement. The Company will pay fees of up to approximately $45,000 for the proxy solicitation service, in addition to certain out-of-pocket expenses. The Company may also reimburse brokers and other persons holding Shares in their name or in the name of nominees for their costs incurred in sending proxy material to their principals in order to obtain their proxies.

Proxyholders other than management
Shareholders desiring to appoint some person other than Calin Rovinescu, Marc Parent and Sophie Brochu as their representative at the Meeting may do so either by inserting such other person’s name in the blank space provided or by completing another proper proxy form and, in either case, delivering the completed proxy to CAE’s Corporate Secretary at 8585 Côte-de-Liesse, Saint-Laurent, Québec, H4T 1G6 or to Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 no later than 11:00 a.m. (Eastern Time) on August 11, 20254 (or, in the case of an adjournment or postponement, no later than 11:00 a.m. (Eastern Time) on the last business day preceding the day of such adjournment or postponement thereof).

Unless you specify a different Proxyholder, the CAE officers and/or Directors whose names are pre-printed on the enclosed form of proxy (Calin Rovinescu, Marc Parent and Sophie Brochu) will vote your Shares. The Company may utilize the Broadridge QuickVoteTM system, which involves NOBOs being contacted by Sodali & Co, which is soliciting proxies on behalf of management, to obtain voting instructions over the telephone and relaying them to Broadridge (on behalf of the NOBO’s intermediary). While representatives of Sodali & Co are soliciting proxies on behalf of management, Shareholders are not required to vote in the manner recommended by the Board. The QuickVoteTM system is intended to assist Shareholders in placing their votes, however, there is no obligation for any Shareholders to vote using the QuickVoteTM system, and Shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this Circular. Any voting instructions provided by a Shareholder will be recorded and such Shareholder will receive a letter from Broadridge (on behalf of the Shareholder’s intermediary) as confirmation that their voting instructions have been accepted.

4 | CAE INC. | 2025 | Management Proxy Circular

Section 1 – About Voting Your Shares

Voting of Proxies
You may indicate on the proxy form how you want your Proxyholder to vote your Shares, in which case the Proxyholder will vote in accordance with your instructions. You can also let your Proxyholder decide for you. If you do not specify on the proxy form how you want your Shares to be voted, your Proxyholder will have the discretion to vote your Shares as they see fit.
The enclosed proxy form gives the Proxyholder discretion with respect to any amendments or variations to matters described in the Notice of Annual Meeting and with respect to any other matters which may properly come before the Meeting (including any adjournment or postponement thereof), in each instance, to the extent permitted by law, whether or not the amendment, variation, or other matter that comes before the Meeting is routine and whether or not the amendment, variation, or other matter that comes before the Meeting is contested.
At the time of printing this Circular, the management of CAE knows of no such amendments, variations or other matters to come before the Meeting. However, if you have not specified how to vote on a particular matter, or if any amendments or variations to matters identified in the Notice of Annual Meeting, or any other matters that are not now known to management of CAE, should properly come before the Meeting or any adjournment or postponement thereof, the Shares represented by properly submitted proxies given in favour of the persons designated by management of CAE in the form of proxy will be voted on such matters pursuant to such discretionary authority.
Unless you specify a different Proxyholder or specify how you want your Shares to be voted, Calin Rovinescu, Marc Parent and Sophie Brochu will vote your Shares:
(a)    FOR electing the nominated Directors who are listed in this Circular;
(b)    FOR appointing PwC as auditors and for the authorization of the Directors to fix their remuneration;
(c)    FOR approving the advisory resolution on executive compensation; and
(d)    FOR approving the By-law amendments.

Registered Shareholders who wish to appoint a third-party Proxyholder to represent them at the Meeting must first use the form of proxy to appoint the Proxyholder and then must register their Proxyholder online. Failure to register the Proxyholder will result in the Proxyholder not receiving a Control Number and therefore being unable to participate in the Meeting. To register a third-party Proxyholder, Shareholders must visit https://www. computershare.com/CAE by August 11, 2025 at 11:00 a.m. (Eastern Time) and provide Computershare with the Proxyholder’s contact information required. Computershare needs this information so they can confirm their registration and send an email notification with a Control Number. Your Proxyholder needs the Control Number in order to participate in the meeting and vote your Shares. Your third-party Proxyholder should receive the email notification after 11:00 a.m. (Eastern Time) on August 11, 2025.
To be effective, your proxy must be received before 11:00 a.m. (Eastern Time) on August 11, 2025 or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding any adjournment or postponement of the Meeting.
If you have any questions or need assistance voting, please contact Sodali & Co at 1-888-999-2602 (toll-free in North America) or 1-289-695-3075 (outside North America) or by email at assistance@investor.sodali.com. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.
Revocation of Proxies
You have the right to revoke a proxy by any of the following methods:
(a)    Vote again by phone or Internet no later than 11:00 a.m. (Eastern Time) on August 11, 2025 (or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the date of any adjourned or postponed Meeting); or
(b)    Deliver another completed and signed proxy form, dated later than the first proxy form, by mail or fax such that it is received by CAE’s Corporate Secretary at 8585 Côte-de-Liesse, Saint-Laurent, Québec, H4T 1G6 or by Computershare Trust Company of Canada, 100 University
5 | CAE INC. | 2025 | Management Proxy Circular

Section 1 – About Voting Your Shares

Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 no later than 11:00 a.m. (Eastern Time) on August 11, 2025 (or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the date of any adjourned or postponed Meeting.
Electronic Access to Proxy-Related Materials and Annual and Quarterly Reports
We offer our Shareholders the opportunity to view management proxy circulars, annual reports and quarterly reports through the Internet instead of receiving paper copies in the mail. You will find more information on this matter in the Notice-and-Access section above.

Electronic Delivery in Future
Shareholders are asked to consider signing up for electronic delivery of meeting materials. Electronic delivery is a convenient way to make distribution of materials more efficient and is an environmentally responsible alternative by eliminating the use of printed paper and the carbon footprint of the associated mail delivery process. Signing up is quick and easy, and can be done by visiting www.proxyvote.com and signing in with your control number. After voting on the matters to be addressed at the Meeting and following your vote confirmation, you will be able to select the electronic delivery box and provide an email address. Having registered for electronic delivery, going forward you will receive your meeting materials by email and will be able to vote on your device by simply following a link in the email sent by your financial intermediary, provided your intermediary supports this service.
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Section 2 – Business of the Meeting
1 Receive CAE’s Consolidated Financial Statements
CAE’s consolidated financial statements including the auditors’ report, for the year ended on March 31, 2025 will be presented to Shareholders at the Meeting. They can also be accessed on CAE’s website at www.cae.com, on SEDAR+ at www.sedarplus.ca, or on EDGAR at www.sec.gov. No Shareholder vote is required in connection with the consolidated financial statements.
2 Elect 13 Directors

13 Nominees	92.3%[1] Independent	58 Average Age	95.4% % Votes FOR in 2024	96.8% Average Board Meeting Attendance

1.    The only currently non-Independent Director nominee is CAE’s Incoming President and CEO, Mr. Bromberg. However, as previously announced, effective at the conclusion of the Meeting and subject to his election, Mr. Rovinescu will become Executive Chairman of the Board, at which time he will no longer be considered independent. “Independent Directors” refers to the standards of independence established by CAE’s Corporate Governance Guidelines, applicable corporate governance rules of the New York Stock Exchange and SEC, and under the Canadian Securities Administrators’ National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201.

You will be electing a board of directors (“Board”) of 13 members. Each Director is elected annually for a term which expires no later than the next annual meeting of Shareholders.

All of the following nominees, except Mr. Bromberg, are currently members of the Board of Directors, and all have been recommended by the GC and the Board for election at the Meeting. Mr. Bromberg will become a Director following his election at the Meeting.

— Ayman Antoun — Sophie Brochu — Matthew Bromberg — Patrick Decostre — Elise Eberwein	— Ian L. Edwards — Marianne Harrison — Peter Lee — Katherine A. Lehman — Mary Lou Maher	— Calin Rovinescu — Patrick M. Shanahan — Louis Têtu

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Section 2 – Business of the Meeting

Eight of the nominees were elected at our 2024 annual Shareholders’ meeting held on August 14, 2024, by a majority of the votes cast (average of 95.4% of votes cast in favour). Ms. Lehman and Messrs. Bromberg, Lee, Rovinescu and Têtu are first-time nominees.
As previously announced, effective at the conclusion of the Meeting and subject to their election, Mr. Rovinescu will shift to the role of Executive Chairman of the Board and Ms. Brochu will shift to the role of Lead Independent Director of the Board.
Please refer to Section 3 – About the Nominated Directors for further information regarding the experience, the selection process and other relevant information you should consider in casting your vote for each nominee.
Management has been informed that, if elected, each of such nominees would be willing to serve as a Director. However, in the event any proposed nominee advises that he or she is unable or unwilling to act for any reason prior to the Meeting, proxies held by the persons designated as proxyholders on the form of proxy will be voted in favour of the remaining nominees and for such other substitute nominee in their discretion unless the Shareholder has specified in the form of proxy that such Shareholder’s Shares are to be withheld from voting in the election of Directors.
Self-imposed term and age limits ensure CAE benefits from a combination of experience and fresh perspectives
The Board of Directors has passed a resolution establishing term limits comprising the following:
—up to twelve years maximum;
—no nominee may be proposed past their attaining 75 years of age; and
—the Chair of the Board may be in the role for a full five-year term regardless of his or her age or the number of years the individual has been a Director.
The Board of Directors believes these limits, subject to reasoned exceptions, are appropriate to ensure fresh skill sets and perspectives are periodically brought to the oversight of CAE’s business.

Majority voting requirement
Each Director of the Company must be elected by a majority (50% +1 vote) of the votes cast with respect to his or her election, other than at contested meetings.
In accordance with our Corporate Governance Guidelines, any nominee who receives a greater number of votes cast “against” him or her than votes “for” will not be elected as a Director. Notwithstanding the foregoing, if the nominee is an incumbent Director, such Director may continue in office until the earlier of (i) the 90th day after the election, or (ii) the day on which his or her successor is appointed or elected. In accordance with the provisions of the Canada Business Corporations Act and its regulations, the Board may reappoint an incumbent Director even if he or she does not receive majority support in the following circumstances:
—to satisfy Canadian residency requirements; or
—to satisfy the requirement that at least two Directors are not also officers or employees of the Company or its affiliates.
Detailed voting results will be disclosed after the Meeting
Promptly, after the Meeting, we will publicly disclose the number and percentage of votes cast for and withheld in respect of each nominee, as well as those cast for and against each other matter voted on by Shareholders at the Meeting.

The Board of Directors recommends that Shareholders vote FOR the election of the 13 nominated members of the Board.

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Section 2 – Business of the Meeting

3 Appoint the Auditors
The Board, on recommendation by the Audit Committee, proposes that PricewaterhouseCoopers LLP (PwC), Chartered Accountants, Montréal, Québec be re-appointed as auditors of CAE to hold office until the close of the next annual meeting of Shareholders and that the Directors of CAE be authorized to fix their remuneration.
PwC has served as auditors of CAE since 1991.
PwC provides three types of services to CAE and its subsidiaries
1.    Audit Services: fees billed for professional services for the audit of CAE’s annual consolidated financial statements and services that are normally provided by PwC in connection with statutory and regulatory filings, including the audit of the internal controls and financial reporting as required by the Sarbanes-Oxley Act of 2002 (“SOX”).
2.    Audit-related Services: fees relating to work performed in connection with CAE’s acquisitions/divestitures, financings/prospectuses, translation and other miscellaneous accounting-related services.
3.    Tax Services: fees relating to tax compliance, tax planning and tax advice.
4.    All Other Services: fees paid for advisory and consulting services. No such fees were paid in the last two fiscal years.
Auditors’ independence
The Audit Committee has discussed with PwC its independence from management and CAE, has considered and concluded that the provision of non-audit services is compatible with maintaining such independence.
The Audit Committee annually assesses the independence, qualifications, and performance of the external auditor, and performs a comprehensive review every five years, with the last comprehensive review performed in August 2023. The scope of the annual and comprehensive reviews covers audit quality, including independence, objectivity and professional skepticism, quality of service, candor of communications and PwC’s ability to meet CAE’s future needs. Assessments are based, among other things, on the audit plan submitted, the risk areas identified, the nature of the audit findings, reports presented to the Audit Committee. The annual and comprehensive assessments also consider audit quality indicators (AQIs), which the external auditor reports on annually. The use of AQIs is recommended by Canadian regulatory and accounting member bodies, such as CPA Canada, the Canadian Public Accountability Board, the Institute of Corporate Directors and the Canadian Centre for Audit Quality, and provides the Audit Committee with additional useful quantitative and qualitative information for the purpose of evaluating the external auditor.
Furthermore, as per its policy, the Audit Committee reviews and pre-approves all non-audit services provided by the external auditors.
Fees Paid by CAE to PwC in FY2025
The following chart shows all fees paid to PwC by CAE and its subsidiaries in the most recent and prior fiscal year.

Fee Type	2025 ($ millions)	2024 ($ millions)
1. Audit services	7.5	6.7
2. Audit-related services	0.4	0.6
3. Tax services	0.4	0.4
4. All other services	0.0	0.0
Total	8.3	7.7
In order to further support PwC’s independence, the Audit Committee has set a policy concerning CAE’s hiring of current and former partners and employees of PwC who were engaged on CAE’s account in recent years. Pursuant to this policy, CAE will not initiate nor pursue any discussion with any former partner or professional employee(s) of PwC regarding potential or future employment in a reporting oversight role with CAE if they are in a position to influence the audit firm’s operations or financial policies, has ownership or partnership interests or financial participation in the audit firm or was a member of the CAE external audit team during the one-year period preceding the date that audit procedures commenced.

The Board of Directors recommends that Shareholders vote FOR the appointment of PwC as CAE’s auditors.

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Section 2 – Business of the Meeting
4 Advisory Vote on Executive Compensation
As detailed in Section 7 – Executive Compensation, CAE’s executive compensation philosophy and programs are based on the fundamental principle of pay-for-performance to align the interests of our executives with those of our Shareholders. This compensation approach allows CAE to attract and retain high-performing executives who are strongly incentivized to create value for CAE’s Shareholders on a sustainable basis.
Section 7 of the Circular describes our overall approach to executive compensation, the objectives of our executive compensation program, how compensation decisions are made and the compensation paid to our named executive officers in the last three years. Section 7 also describes the continued Shareholder outreach conducted in FY2025, seeking input on our compensation programs.
At the Meeting, Shareholders will be asked to consider and to cast an advisory, non-binding vote on CAE’s approach to executive compensation – this is often referred to as “say on pay”.
The text of the “say on pay” resolution reads as follows:
‘‘Resolved that the Shareholders accept the approach to executive compensation disclosed in this Management Proxy Circular.’’
Because your vote is advisory, it will not be binding upon the Board. However, the Human Resources Committee (“HRC”) will review and analyze the results of the vote and take into consideration such results when reviewing executive compensation philosophy and programs.
If a significant proportion of the Shares represented, including by proxy, at the Meeting are voted against the above non-binding advisory resolution, the Board Chair or the HRC Chair will oversee a process to engage with Shareholders to give Shareholders the opportunity to express their specific concerns. The Board of Directors and the HRC will consider the results of this process and, if appropriate, review the Company’s approach to executive compensation in the context of Shareholders’ specific concerns.
Our approach to executive compensation was approved by 94.8% of the votes cast on the resolution during our August 14, 2024 annual meeting of Shareholders. Please refer to Section 7 – Executive Compensation – Compensation Discussion and Analysis – Shareholder Engagement, which describes our significant engagement initiatives with investors in FY2025, including with respect to our executive compensation programs.

The Board of Directors recommends that Shareholders vote FOR the resolution set out above.

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Section 2 – Business of the Meeting
5 Approval of the By-law Amendments
CAE’s General By-law (the “By-law”) was last updated in 2015 and certain provisions no longer reflect current governance practices and shareholder expectations. At the Meeting, Shareholders will be asked to consider and vote to approve certain amendments to the By-law, as set forth in Appendix E hereto (the “Amendments”). The full text of the By-law is available upon request from the Chief Legal and Compliance Officer, and Corporate Secretary of CAE at CAE Inc., 8585 Côte-de-Liesse, Saint-Laurent, Québec, H4T 1G6, and may also be accessed on CAE’s website (www.cae.com).
Section 4.1 of the By-law sets out the quorum for meetings of Directors and a requirement that a majority of Directors be resident Canadians. The Amendments propose to align residency and quorum requirements with those of the Canada Business Corporations Act, while requiring that a majority of Directors be Canadian citizens or permanent residents. This change is expected to allow more flexibility for director nominations by expanding the potential talent pool, while maintaining CAE’s status as a Canadian-controlled company.
Section 4.4 of the By-law sets out the possibility for a director to participate in a meeting of directors by technological means. The Amendments aim to clarify that if all Directors consent, meetings of Directors may be held entirely by technological means.
Sections 4.10 and 5.1 of the By-law refer to an executive committee of the Board. As no such committee exists nor is expected to be created given CAE’s governance practices, the Amendments aim to remove these unnecessary references in the By-law.
Section 10.11 of the By-law establishes how votes are to be counted at shareholder meetings. The current language does not contemplate the counting of votes at virtual or hybrid meetings of shareholders. The Amendments aim to set out in writing the Company’s approach to counting votes at such meetings, clarifying that all votes are counted regardless of the method with which a Shareholder attends.
Section 10.13 of the By-law provides for the Corporation’s ability to hold shareholder meetings entirely by technological means. Some governance commentators are concerned that issuers could opt to hold virtual-only meetings without a compelling rationale, to discourage participation. While CAE has always encouraged shareholder participation in past virtual-only meetings and believes it is important to maintain the ability to hold virtual-only meetings if necessary, the Amendments aim to limit the circumstances in which such meetings can be held.
Section 10.14 of the By-law sets out the nomination process for election to the Board. The Amendments aim to align these provisions with shareholder expectations, by (i) removing the requirement that a notice of nomination be received no more than 65 days prior to the meeting, (ii) starting a new notice period in the event of adjournment or postponement, (iii) requiring compliance with all applicable laws, regulations and rules relating to the nomination of directors, (iv) providing the meeting chairman the discretion to accept non-compliant nominations, and (v) detailing the information required to be provided by a nominating shareholder. CAE believes that the information required to be provided is aligned with regulatory standards and best governance practices without overburdening nominating shareholders.
The Amendments will continue in effect only if they are approved by ordinary resolution of the Shareholders at the Meeting. The text of the resolution approving the Amendments (the “By-law Amendment Resolution”) is set out in the attached Appendix E.

The Board of Directors recommends that Shareholders vote FOR the By-law Amendment Resolution.
6 Other Business
We will also transact any other business that may properly come before the Meeting. At the time of printing of this Circular, the management of CAE knows of no such amendments, variations or other matters to come before the Meeting.
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Section 3 – About the Nominated Directors
This Section presents a profile of each nominated Director, including an explanation of each nominated Director’s experience, languages, education, skills, qualifications and core competencies, attendance at Board and Committee meetings from April 1, 2024 to March 31, 2025, total value of compensation received in FY2025, Share ownership information, the extent of fulfillment of the Minimum Ownership requirements, previous voting results, as well as participation on the boards of other public companies. A description of the Director Selection and Nomination Process, Board Attributes and Demographics and a tabular summary of our Directors’ Skills and Experiences follows the individual tables. “Market Value” refers to the product of the sum of the Shares and DSUs held by a Director multiplied by the closing price on the TSX of a Share on June 6, 2024 and June 4, 2025.
Non-Canadian resident Directors are paid in U.S. dollars on the basis of a one-for-one exchange rate of Canadian dollars to U.S. dollars, and their share ownership requirements are in U.S. dollars. As such, for these Directors the “Total Value of Compensation Received in FY2025” reflects payments made in U.S. dollars for each quarter of FY2025, which were converted to Canadian dollars using the exchange rate on the last business day of the respective quarter, being, for each U.S. dollar, $1.37 in Q1, $1.35 in Q2, $1.44 in Q3 and 1.44 in Q4. In addition, the “Market Value” of their securities held on June 4, 2025 has been converted to U.S. dollars using the Bank of Canada daily exchange rate on such date, being 0.73 U.S. dollars per Canadian dollar.
Management has been informed that, if elected, each of such nominees would be willing to serve as a Director. However, in the event any proposed nominee advises that he or she is unable or unwilling to act for any reason prior to the Meeting, proxies held by the persons designated as proxyholders on the form of proxy will be voted in favour of the remaining nominees and for such other substitute nominee in their discretion unless the Shareholder has specified in the form of proxy that such Shareholder’s Shares are to be withheld from voting in the election of directors.
Footnotes specific to each nominee are presented immediately below their biography.

95.4%	92.3%[1]	58	1.92	96.8%
Average 2024 Votes FOR	Independent Directors	Average Age	Average Tenure2 (years)	Average Board Attendance

1.    The only currently non-Independent Director nominee is CAE’s Incoming President and CEO, Mr. Bromberg. However, as previously announced, effective at the conclusion of the Meeting and subject to his election, Mr. Rovinescu will become Executive Chairman of the Board, at which time he will no longer be considered independent.
2.    For non-executive Directors.

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Section 3 – About the Nominated Directors

Ayman Antoun
Age: 59 Oakville, Ontario, Canada Independent Director since: 2022 Committees: Audit Total Value of Compensation Received in FY2025: $266,051 Languages: English, Arabic
Experience
IBM–President, Americas, which includes Canada, the United States and Latin America, and member of IBM’s Performance Team consisting of IBM’s top 50 executives globally (2020 – 2023); President, IBM Canada (2018 – 2020); held various senior executive sales leadership roles in Canada and the United States spanning Global Technology Services, Systems & Technology Group, Education Industry, Business Partners, and Global Sales Transformation (1988 – 2018)

Skills, Qualifications and Core Competencies
Knowledge of Industry developed while at IBM where he gained experience in software development, which is essential to CAE
Strategic Leadership and Management skills and experience obtained during his 35 years at IBM holding executive roles, including running IBM’s largest geography (Americas) which covered all twelve major industries across fourteen countries
Information Technology / Cybersecurity / Digital expertise developed during his time at IBM where his roles had a focus on Infrastructure, Cloud, Cognitive Solutions, Security and Digital Reinvention software and hardware
Government Relations experience gained by leading IBM’s public sector unit for more than eight years, serving as IBM Canada President, where he engaged with local, provincial and federal governments on a regular basis, and while serving as the partnership executive for the Canadian government for over ten years

Education BS, Electrical Engineering, University of Waterloo Graduate, Executive program in financial analysis, business management and strategic planning, Harvard Business School

2024 Voting Results
Votes For	98.95%	240,849,773
Votes Against	1.05%	2,560,799

Other Public Company Boards
TD Bank (2024 – present)

Board and Committee Attendance[1]
Board of Directors	14 of 14	100%
Audit Committee	5 of 6	83%
Human Resources Committee	4 of 4	100%
Total	23 of 24	96%
1. Mr. Antoun left the Human Resources Committee on August 14, 2024.
Share Ownership
	June 4, 2025	June 6, 2024
Shares	5,775	1,725
DSUs	23,340	14,362
Total	25,065	16,087
Market Value	$1,039,114	$414,723
Minimum Ownership Requirement	$425,000	$425,000
% of Achievement	244%	98%
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Section 3 – About the Nominated Directors

Sophie Brochu
Age: 62 Bromont, Québec, Canada Independent Director[1] since: 2023 Committees: Governance (Chair), Human Resources Total Value of Compensation Received in FY2025: $263,152 Languages: English, French
Experience
Hydro-Québec–President and Chief Executive Officer (2020 – 2023)
Énergir (formerly Gaz-Métro)–President and Chief Executive Officer (2007 – 2019); Vice-President, Business Development and other executive roles (1997 – 2007)
Began her career as a financial analyst at Société québécoise d’initiatives pétrolières (SOQUIP) in 1987

Skills, Qualifications and Core Competencies
Strategic Leadership and Management experience gained while serving as CEO at Energir and Hydro Quebec
Human Resources / Compensation expertise gained during her service in CEO roles where she had ultimate oversight for succession planning, talent management and retention, and alignment of HR compensation programs with strategic orientations, as well as during her service on HR/Compensation committees of various public boards
Government Relations expertise gained from her over 35 years of deep experience with energy utilities and regulated entities, both in Canada and the US, which involve various and complex governmental relations, both at the political and administrative levels, which resulted in her extensive strategic understanding of public policies
Sustainability expertise through her over 25 years of experience in the deployment of health and safety programs, establishment of environmental frameworks, fostering of deep relationships with various stakeholders, and advancing of workplace culture practices at the organizations that she oversaw

Education
BA, Economics, Université Laval

1.    As previously announced, effective at the conclusion of the Meeting and subject to her election, Ms. Brochu will shift to the role of Lead Independent Director of the Board.

2024 Voting Results
Votes For	99.59%	242,411,606
Votes Against	0.41%	998,799

Other Public Company Boards
Compagnie de Saint-Gobain S.A. (2024 – present)
CGI Inc. (2019 – 2020; 2023 – present)
Bank of Montreal (2011 – 2023)

Board and Committee Attendance[2]
Board of Directors	14 of 14	100%
Audit Committee	3 of 3	100%
Governance Committee	2 of 2	100%
Human Resources Committee	10 of 10	100%
Total	29 of 29	100%
2. Ms. Brochu left the Audit Committee and joined the Governance Committee on August 14, 2024.

Share Ownership
	June 4, 2025	June 6, 2024
Shares	—	—
DSUs	14,576	5,667
Total	14,576	5,667
Market Value	$520,253	$146,095
Minimum Ownership Requirement	$425,000	$425,000
% of Achievement	122%	34%

16 | CAE INC. | 2025 | Management Proxy Circular

Section 3 – About the Nominated Directors

Matthew Bromberg Incoming President and CEO
Age: 55 McLean, Virginia, U.S.[1] Director since: First time nominee[2] Total Value of Compensation Received in FY2025: N/A Languages: English
Experience
CAE Inc.–Incoming President and CEO (2025)
Northrop Grumman–Corporate Vice President, Global Operations (2022 – 2025)
Raytheon Technologies–President, Pratt & Whitney Military Engines (2017 – 2022); President, Pratt & Whitney Commercial Aftermarket Operations (2013 – 2017); Vice President, United Technologies Corporate Strategy & Development (2011 – 2013); Vice President, Hamilton Sundstrand/Collins Customer Service (2009 – 2011); Vice President, Pratt & Whitney Program Management (2006 – 2009); Vice President, Strategy & Development Corporate/Pratt & Whitney (2002 – 2006)
Goldman Sachs–Associate Banker, Investment Banking Division, Mergers and Strategic Advisory (2000 – 2002)
U.S. Department of the Navy–Submarine Officer (1992 – 1997)

Skills, Qualifications and Core Competencies
Knowledge of Industry gained over a career spanning nearly 25 years in leadership roles at leading large multinational aerospace and defense companies
Strategic Leadership and Management experience developed in executive roles leading large-scale international operations through periods of growth, restructuring, transformation and divestitures
Capital Markets / M&A experience gained while working in investment banking, where he was directly responsible for corporate portfolio structure and inorganic growth strategy
Manufacturing / Supply Chain expertise developed while leading global operations for a large defense company and overseeing the transformation of its $20 billion supply chain

Education
BA, Physics, University of California, Berkley
MS, Mechanical Engineering, Massachusetts Institute of Technology
MBA, Massachusetts Institute of Technology’s Sloan School of Management

1.    As Mr. Bromberg’s primary work location will be CAE’s headquarters located in Montréal, Québec, Canada, he has committed to relocate to Montréal by September 1, 2025.

2024 Voting Results
Votes For	N/A	N/A
Votes Against	N/A	N/A

Other Public Company Boards
None

Board and Committee Attendance[2]
Board of Directors	N/A	N/A
Total	N/A	N/A
2. Mr. Bromberg does not currently serve as a Director and will become a Director following his election at the Meeting.

Share Ownership[3]
June 4, 2025
Shares		—
Total		—
Market Value		—
3.    As Incoming President and CEO, Mr. Bromberg will have a higher ownership target than an Independent Director, equal to 500% of his annual base salary. He will join CAE on June 16, 2025 and must meet his required holdings over the five-year period from such date.

17 | CAE INC. | 2025 | Management Proxy Circular

Section 3 – About the Nominated Directors

Patrick Decostre
Age: 52 Montréal, Québec, Canada Independent Director since: 2024 Committees: Audit Total Value of Compensation Received in FY2025: $216,626 Languages: English, French
Experience
Boralex Inc.–President and Chief Executive Officer (2020 – present); Vice President and Chief Operating Officer (2019 – 2020); Vice President and General Manager of Boralex’s European subsidiaries (2001 – 2019)

Skills, Qualifications and Core Competencies
Strategic Leadership and Management experience gained in this role as CEO of Boralex since 2020, and during 20+ years in leadership positions in Europe for Boralex while building and growing the company
Human Resources / Compensation expertise gained while serving as General Manager, COO and CEO of Boralex, dealing with human resources, organizational design, transformation and compensation
Risk Management experience gained while serving as COO and CEO of Boralex, working with the board to set up new identification and risk management systems, including sustainability risks
Capital Markets / M&A expertise gained through equity markets investor relations experience, as well as debt financing and refinancing, acquisitions and divestitures, and acquisitions integration throughout his time at Boralex

Education
BSc, Civil Engineering in Physics, Université Libre de Bruxelles – École Polytechnique de Bruxelles
Masters in Technological & Industrial Management, Université Libre de Bruxelles – Solvey Brussels School of Economics and Management

2024 Voting Results
Votes For	99.49%	242,166,023
Votes Against	0.51%	1,244,549

Other Public Company Boards
Boralex Inc. (2020 – present)

Board and Committee Attendance[1]
Board of Directors	12 of 13	92%
Audit Committee	3 of 3	100%
Total	15 of 16	94%
1. Mr. Decostre joined the Board on May 16, 2024, and the Audit Committee on August 14, 2024.
Share Ownership[2]
	June 4, 2025	June 6, 2024
Shares	400	—
DSUs	7,171	—
Total	7,571	—
Market Value	$270,209	—
Minimum Ownership Requirement	$425,000	$425,000
% of Achievement	64%	—
2. Mr. Decostre joined the Board on May 16, 2024 and must meet his required holdings over the five-year period from such date.
18 | CAE INC. | 2025 | Management Proxy Circular

Section 3 – About the Nominated Directors

Elise Eberwein
Age: 60 Scottsdale, Arizona, U.S. Independent Director since: 2022 Committees: Governance, Human Resources Total Value of Compensation Received in FY2025: $366,328 Languages: English
Experience
American Airlines, Inc.–Executive Vice President, People and Communications (2013 – 2022)
US Airways–Executive Vice President, People, Communications and Public Affairs (2005 – 2013)
America West Airlines–Vice President, Corporate Communications (2003 – 2005)
Served in key executive roles with Frontier Airlines and Western Pacific Airlines
Began her aviation career as a flight attendant

Skills, Qualifications and Core Competencies
Knowledge of Industry gained over her 35 years in the commercial aviation sector while working for six airlines, including several start-up low-cost airlines and three major airlines: America West, US Airways, and American Airlines
Strategic Leadership and Management experience gained while in leadership roles at US Airways and American Airlines which also included being a member of the executive management team leading two major airline mergers with responsibility for the subsequent integration work
Human Resources / Compensation expertise gained through her roles leading all HR functions for more than 15 years, including serving as Chief Human Resources Officer for American Airlines, which resulted in her developing extensive executive compensation knowledge, talent development and succession planning experience
Sustainability expertise obtained while developing and leading the diversity and inclusion initiatives as part of her responsibilities as CHRO of American Airlines

Education BA, Mass Communications, Lindenwood University Executive MBA, Colorado State University

2024 Voting Results
Votes For	98.98%	240,915,635
Votes Against	1.02%	2,494,937

Other Public Company Boards
None

Board and Committee Attendance[1]
Board of Directors	13 of 14	93%
Audit Committee	3 of 3	100%
Governance Committee	5 of 5	100%
Human Resources Committee	10 of 10	100%
Total	28 of 29	97%
1. Ms. Eberwein left the Audit Committee and joined the Governance Committee on August 14, 2024.
Share Ownership
	June 4, 2025	June 6, 2024
Shares	14,500	14,500
DSUs	16,483	9,176
Total	30,983	23,676
Market Value	US$808,549	US$445,995
Minimum Ownership Requirement	US$425,000	US$425,000
% of Achievement	190%	105%

19 | CAE INC. | 2025 | Management Proxy Circular

Section 3 – About the Nominated Directors

Ian L. Edwards
Age: 63 Montréal, Québec, Canada Independent Director since: 2024 Committees: Audit Total Value of Compensation Received in FY2025: $158,562 Languages: English
Experience
AtkinsRéalis–President and Chief Executive Officer (2019 – present); Chief Operating Officer (2019); President, Infrastructure (2015 – 2019); Executive Vice-President, Infrastructure Construction (2014 – 2015)
Leighton Group–Managing Director of Leighton Asia, India and Offshore (2012 – 2014); Executive General Manager of Leighton Asia (2008 – 2012)
Gammon Construction Limited–Divisional Director (2008); Director – Civil Division (2007 – 2008)

Skills, Qualifications and Core Competencies
Strategic Management and Leadership experience gained as President and CEO of AtkinsRéalis, overseeing a repositioning of the company, including simplifying its operations and geographic spread, exiting business lines and evolving the company into a premier engineering services and nuclear company
Human Resources / Compensation expertise developed as President and CEO of AtkinsRéalis, which role entails oversight of the overall remuneration framework throughout the organization, as well as through his role as Chair of the HR Committee during his tenure on the board of Canada Steamship Lines
Sustainability expertise gained throughout his tenure at AtkinsRéalis, where sustainable projects drive over 50% of revenues and key pillars of growth are centered around energy transition
Risk Management experience obtained while President and CEO of AtkinsRéalis, where he oversaw a complete overhaul of the company’s risk management system, including implementing an ERM process, regular business and project reviews at the CEO level, and strong board oversight

Education Higher and Ordinary Certificates, Civil Engineering, University of Central Lancashire Fellow – Institution of Civil Engineers Fellow – Hong Kong Institution of Engineers

2024 Voting Results
Votes For	99.47%	242,111,993
Votes Against	0.53%	1,298,412

Other Public Company Boards
AtkinsRéalis Group Inc. (2019 – present)

Board and Committee Attendance[1]
Board of Directors	9 of 10	90%
Audit Committee	3 of 3	100%
Total	12 of 13	92%
1. Mr. Edwards joined the Board and Audit Committee on August 14, 2024.
Share Ownership[2]
	June 4, 2025	June 6, 2024
Shares	—	—
DSUs	4,873	—
Total	4,873	—
Market Value	$173,917	—
Minimum Ownership Requirement	$425,000	N/A
% of Achievement	41%	N/A
2. Mr. Edwards joined the Board on August 14, 2024 and must meet his required holdings over the five-year period from such date.
20 | CAE INC. | 2025 | Management Proxy Circular

Section 3 – About the Nominated Directors

Marianne Harrison
Age: 61 Dover, New Hampshire, U.S. Independent Director since: 2019 Committees: Audit (Chair) (financial expert) Total Value of Compensation Received in FY2025: $401,940 Languages: English
Experience
Manulife Financial Corporation–President and Chief Executive Officer of John Hancock Life Insurance Company, the U.S. division of Manulife Financial Corporation and a member of Manulife’s Executive Leadership Team (2017 – 2023); President and Chief Executive Officer of Manulife Canada, Manulife’s Canadian Division (2013 – 2017); held several leadership positions across the company, including President and General Manager for John Hancock Long-Term Care Insurance, and Executive Vice President and Controller for Manulife (2003-2017)
TD Bank Group–Chief Financial Officer of Wealth Management after holding various other positions (1998 – 2003)
PwC–Senior Manager after holding numerous other positions (1986 – 1998)

Skills, Qualifications and Core Competencies
Strategic Leadership and Management experience gained while running all aspects of the P&L and serving as President and CEO of both John Hancock and Manulife Canada
Finance / Accounting expertise developed during over 35 years in the financial industry including roles as Auditor for PWC; Corporate Controller Manulife Financial; and CFO Wealth Management TD Bank and was recognized by her election as a Fellow of the Profession, the highest designation for professional achievement conferred by the Chartered Professional Accountants of Ontario
Risk Management experience gained throughout her career in financial services and as an active member of the Segment Risk Committee while serving as President and CEO John Hancock and Manulife Canada
Capital Markets / M&A experience gained at Manulife Financial, where she was an active participant during mergers with both John Hancock and Standard Life, and the divestiture of Signature Services by John Hancock, as well as through having responsibility for the use of capital to ensure risk adjusted returns and company hurdle rates are met in both Canada and the US Segment

Education BA, English, University of Western Ontario Diploma in Accounting, Wilfrid Laurier University

2024 Voting Results
Votes For	98.65%	240,115,411
Votes Against	1.35%	3,295,160

Other Public Company Boards
None

Board and Committee Attendance[1]
Board of Directors	14 of 14	100%
Audit Committee	6 of 6	100%
Governance Committee	1 of 1	100%
Total	21 of 21	100%
1. Ms. Harrison left the Governance Committee on August 14, 2024.
Share Ownership
	June 4, 2025	June 6, 2024
Shares	20,000	15,600
DSUs	52,200	38,751
Total	72,200	54,351
Market Value	US$1,884,169	US$1,023,834
Minimum Ownership Requirement	US$425,000	US$425,000
% of Achievement	443%	241%
21 | CAE INC. | 2025 | Management Proxy Circular

Section 3 – About the Nominated Directors

Peter Lee
Age: 39 Corte Madera, California, U.S. Independent Director[1] since: 2025 Committees: Human Resources Total Value of Compensation Received in FY2025: None[3] Languages: English
Experience
Browning West–Co-Founder and Partner (2019 – present)
Criterion Capital Management–Investment Associate (2016 – 2019)
Grey Mountain Partners – Senior Associate (2010 – 2014)
Began his career as an Investment Banking Analyst at Lazard Frères.

Skills, Qualifications and Core Competencies
Finance / Accounting expertise developed while working in private equity and public equity investing for 13 years and investment banking for 2 years
Human Resources / Compensation experience gained while serving as Chair of the Compensation and Human Resources Committee of Gildan Activewear, a NYSE and TSX listed company based in Montréal
Capital Markets / M&A expertise acquired through various roles over the course of his career in private equity and public equity investing, and investment banking, including 6 years as Co-Founder and Partner of Browning West
Risk Management experience developed while assessing risks associated with both private and public companies when conducting due diligence for potential investments over his 13-year investing career

Education BA, Carleton College MBA, Harvard Business School
1.    Mr. Lee is a nominee of Browning West, LP, pursuant to a customary cooperation and standstill agreement. The Board has determined that Mr. Lee is independent based on a number of factors, including the fact that as of June 12, 2024, Browning West, LP held less than 5% of our total issued and outstanding Shares.

2024 Voting Results
Votes For	N/A	N/A
Votes Against	N/A	N/A

Other Public Company Boards
Gildan Activewear Inc. (2024 – present)

Board and Committee Attendance[2]
Board of Directors	1 of 1	100%
Human Resources Committee	N/A	N/A
Total	1 of 1	100%
2. Mr. Lee joined the Board and Human Resources Committee on February 14, 2025.
Share Ownership[3]
June 4, 2025
Shares		—
DSUs		—
Total		—
Market Value		—
Minimum Ownership Requirement		N/A
% of Achievement		N/A
3.    Mr. Lee has waived all compensation as a Director , in accordance with Browning West’s policy requiring its employees sitting on a board of a portfolio company to waive any board compensation. As such, and given Mr. Lee’s alignment with CAE Shareholder interests through Browning West’s participation in CAE, the Board has exempted him from CAE’s director share ownership requirement.

22 | CAE INC. | 2025 | Management Proxy Circular

Section 3 – About the Nominated Directors

Katherine A. Lehman
Age: 50 New York, New York, U.S. Independent Director since: 2025 Committees: Governance Total Value of Compensation Received in FY2025: $46,179 Languages: English
Experience
Palladium Equity Partners, LLC–Partner, Palladium Heritage (2022 – present), leading a private equity fund focused on investing in lower middle market companies in the industrial and business services industries
Hilltop Private Capital–Managing Partner and Co-Founder (2016 – 2022), a private equity firm focused on industrial and business services industries
Lincolnshire Management–Managing Director and prior roles (2001 – 2016)

Skills, Qualifications and Core Competencies
Capital Markets / M&A experience gained through ~25 years in private equity investing at Palladium Equity, Hilltop Private Capital and Lincolnshire Management as well as public and private board roles with acquisitive companies, where she executed or had oversight for acquisitions, divestitures, capital raising and capital allocation activities
Manufacturing / Supply Chain expertise acquired as a private equity investor and board member, where many of the companies she works with are multi-site and often multi-national manufacturing or distribution companies, where manufacturing processes, supply chain management, product development and logistics are crucial
Finance / Accounting expertise developed while executing transactions and overseeing companies, including serving on numerous board audit committees
Human Resources / Compensation experience gained while overseeing succession planning and the implementation of compensation, leadership development and retention programs at the board level, through service on the HR/compensation committees at Navient, Stella-Jones and numerous private companies

Education BS, Economics, The Wharton School at the University of Pennsylvania MBA, Columbia Business School

2024 Voting Results
Votes For	N/A	N/A
Votes Against	N/A	N/A
Other Public Company Boards
Stella-Jones Inc. (2016 – present)
Navient Corporation (2014 – 2022)
Board and Committee Attendance[1]
Board of Directors	N/A	N/A
Governance Committee	N/A	N/A
Total	N/A	N/A
1.    Ms. Lehman joined the Board and Governance Committee on February 14, 2025. She was unable to attend the sole Board meeting to which she was invited in FY2025 because of a commitment predating her appointment to the Board and which could not be rescheduled.

Share Ownership[2]
June 4, 2025
Shares		—
DSUs		1,282
Total		1,282
Market Value		US$33,456
Minimum Ownership Requirement		US$425,000
% of Achievement		8%
2. Ms. Lehman joined the Board on February 14, 2025 and must meet her required holdings over the five-year period from such date

23 | CAE INC. | 2025 | Management Proxy Circular

Section 3 – About the Nominated Directors

Mary Lou Maher
Age: 65 Toronto, Ontario, Canada Independent Director since: 2021 Committees: Human Resources (Chair) Total Value of Compensation Received in FY2025: $280,051 Languages: English
Experience
KPMG Canada–Canadian Managing Partner, Quality and Risk and Global Head of Inclusion and Diversity KPMG International (2017 – 2021); held various executive and governance roles, including Chief Financial Officer, Chief Inclusion and Diversity Officer and Chief Human Resources Officer (1983 – 2017)

Skills, Qualifications and Core Competencies
Finance / Accounting expertise developed during her many years at KPMG where she gained audit experience in retail, manufacturing, financial services (banking and brokerage), hospitality, healthcare and real estate and was recognized through her election as a Fellow of the Chartered Professional Accountants of Ontario
Human Resources / Compensation expertise gained while serving as Chief Human Resource Officer, Chief Inclusion and Diversity Officer and Global Head of Inclusion and Diversity at KPMG, where she created KPMG Canada’s first ever National Diversity Council and was the executive sponsor of pride@kpmg
Risk Management experience gained while serving as a member of the KPMG Canadian Executive and Global Risk Management leadership teams, which are responsible for managing risk and legal matters for KPMG Canada including Enterprise Risk Management
Strategic Leadership and Management experience obtained while working in various positions on the KPMG leadership team and while serving on three public company boards

Education BCom, McMaster University Fellow Chartered Professional Accountant

2024 Voting Results
Votes For	93.39%	227,331,571
Votes Against	6.61%	16,078,834

Other Public Company Boards
Canadian Imperial Bank of Commerce (2021 – present)
Magna International Inc. (2021 – present)

Board and Committee Attendance[1]
Board of Directors	14 of 14	100%
Audit Committee	3 of 3	100%
Human Resources Committee	10 of 10	100%
Total	27 of 27	100%
1. Ms. Maher left the Audit Committee on August 14, 2024.
Share Ownership
	June 4, 2025	June 6, 2024
Shares	6,500	6,500
DSUs	22,923	17,671
Total	29,423	24,171
Market Value	$1,050,107	$623,128
Minimum Ownership Requirement	$425,000	$425,000
% of Achievement	247%	147%

24 | CAE INC. | 2025 | Management Proxy Circular

Section 3 – About the Nominated Directors

Calin Rovinescu Chair of the Board
Age: 69 Toronto, Ontario, Canada Independent Director[1] since: 2025 Total Value of Compensation Received in FY2025: $53,750 Languages: English, French
Experience
Air Canada–President and Chief Executive Officer (2009 – 2021); Chief Restructuring Officer (2003 – 2004); Executive Vice President, Corporate Development & Strategy (2000 – 2004)
Star Alliance–Chair of the Chief Executive Board (2012 – 2016); Board Member (2009 – 2021)
International Air Transport Association–Chair (2014 – 2015); Member of the Board of Governors (2010 – 2020)
Genuity Capital Markets–Co-Founder and Principal (2005 – 2009)
Stikeman Elliott–Managing Partner (1996 – 2000); Partner (1984 - 1996); Associate Lawyer (1979 – 1984)

Skills, Qualifications and Core Competencies
Knowledge of Industry gained throughout his multiple leadership roles at Air Canada, as well as in the course of his service on the boards, including as Chair, of Star Alliance and the International Air Transport Association
Strategic Leadership and Management experience developed while serving in executive roles at Air Canada, where he led Air Canada’s transformation into one of the world’s leading airlines, expanding its network and producing record financial results and stock market performance
Legal / Governance expertise gained during his time at Stikeman Elliott, a leading Canadian law firm, where he practiced corporate law for over 20 years, including 4 years as Managing Partner of the firm’s Montréal office
Capital Markets / M&A experience developed in his role as Co-Founder and Principal of Genuity Capital Markets, an independent investment banking and securities brokerage firm

Education
LL.B, University of Ottawa
LL.L, Université de Montréal

1.    As of the date of this Circular, Mr. Rovinescu is considered independent. However, as previously announced, effective at the conclusion of the Meeting and subject to his election, Mr. Rovinescu will shift to the role of Executive Chairman of the Board, at which time he will no longer be considered independent.

2024 Voting Results
Votes For	N/A	N/A
Votes Against	N/A	N/A

Other Public Company Boards
BCE Inc. / Bell Canada (2016 – present)
The Bank of Nova Scotia (2020 – 2025)
Air Canada (2009 – 2021)

Board and Committee Attendance[2]
Board of Directors	1 of 1	100%
Total	1 of 1	100%
2. Mr. Rovinescu joined the Board on February 14, 2025. As Chair of the Board, he also attends all Committee meetings.
Share Ownership[3]
		June 4, 2025
Shares		15,000
DSUs		1,492
Total		16,492
Market Value		$588,599
Minimum Ownership Requirement		$950,000
% of Achievement		62%
3. Mr. Rovinescu joined the Board on February 14, 2025 and must meet his required holdings over the five-year period from such date.
25 | CAE INC. | 2025 | Management Proxy Circular

Section 3 – About the Nominated Directors

Patrick M. Shanahan
Age: 62 Seattle, Washington, U.S. Independent Director since: 2022 Committees: Human Resources Total Value of Compensation Received in FY2025: $356,465 Languages: English
Experience
Spirit AeroSystems Inc.–President and Chief Executive Officer (2023 – present)
U.S. Department of Defense–U.S. Acting Secretary of Defense (2019); 33rd U.S. Deputy Secretary of Defense, where he helped lead the development of several key Department of Defense policies and strategies (2017 – 2018)
The Boeing Company–Senior Vice President, Supply Chain & Operations (2016 – 2017); Senior Vice President of Commercial Airplane Programs, managing profit and loss for the 737, 747, 767, 777 and 787 programs and the operations at Boeing’s principal manufacturing sites (2008 – 2016); Vice President and General Manager of the 787 Dreamliner, leading the program during a critical development period (2007 – 2008); Vice President and General Manager of Boeing Missile Defense Systems (2004 – 2007); Vice President and General Manager of Boeing Rotorcraft Systems (2002 – 2004); joined in 1986

Skills, Qualifications and Core Competencies
Knowledge of Industry gained as CEO of Spirit AeroSystems and three decades employed by Boeing overseeing both their civil aviation and defence units and as the “customer” while serving in the U.S. Department of Defense
Strategic Leadership and Management experience obtained through his service in the U.S. Department of Defense, including as the Acting Secretary of Defense and the 33rd Deputy Secretary of Defense, where he oversaw the management of coordinating and supervising all matters related to the U.S. Armed Forces, as well as during his time in leadership roles at Boeing and Spirit AeroSystems
Risk Management expertise developed through his roles at Spirit AeroSystems and Boeing overseeing development and execution of numerous complex civil aviation and defence programs
Manufacturing / Supply Chain expertise gained through his roles at Spirit AeroSystems and Boeing overseeing development and execution of civil aviation and defence programs that included responsibilities for manufacturing operations, and supplier management functions, including implementation of advanced manufacturing technologies and global supply chain strategies

Education BS, Mechanical Engineering, University of Washington MS, Mechanical Engineering, Massachusetts Institute of Technology MBA, Massachusetts Institute of Technology’s Sloan School of Management

2024 Voting Results
Votes For	74.65%	181,714,930
Votes Against	25.35%	61,695,641

Other Public Company Boards[1]
Leidos Holdings, Inc. (2022 – present)
Spirit AeroSystems Inc. (2021 – present)
Eve Holdings, Inc. (2021 – 2022)
1.    While Mr. Shanahan serves as President and CEO of Spirit AeroSystems and sits on two public company boards other than CAE, he remains deeply committed to his work on the Board. He has an exemplary record of attendance, having missed only one day of meetings since joining the Board in 2022. His extensive operational knowledge and industry experience allow him to offer unique insights and contributions.

Board and Committee Attendance[2]
Board of Directors	13 of 14	93%
Audit Committee	3 of 3	100%
Governance Committee	3 of 3	100%
Human Resources Committee	5 of 6	83%
Total	22 of 24	92%
2. Mr. Shanahan left the Audit Committee and Governance Committee and joined the Human Resources Committee on August 14, 2024.
Share Ownership
	June 4, 2025	June 6, 2024
Shares	—	—
DSUs	18,368	11,062
Total	18,368	11,062
Market Value	US$479,341	US$208,379
Minimum Ownership Requirement	US$425,000	US$425,000
% of Achievement	113%	49%
26 | CAE INC. | 2025 | Management Proxy Circular

Section 3 – About the Nominated Directors

Louis Têtu
Age: 61 Québec City, Québec, Canada Independent Director[1] since: 2025 Committees: Audit Total Value of Compensation Received in FY2025: $32,122 Languages: English, French
Experience
Coveo Solutions Inc.–Executive Chairman (2025 – present); Chairman and Chief Executive Officer (2008 – 2025)
Taleo Corporation–Chief Executive Officer and Chairman (1999 – 2007)
Baan Corporation–President of Baan Supply-Chain Solutions (1996 – 1998)
Berclain Group–President (1989 – 1996)

Skills, Qualifications and Core Competencies
Strategic Leadership and Management experience gained throughout his 30-year career as CEO, including 19 years as CEO and Chairman of publicly traded companies
Human Resources / Compensation expertise developed in his leadership roles at Coveo and Taleo, and as a member of the Human Resources and Corporate Governance Committee at Alimentation Couche-Tard
Research & Development experience gained through his active involvement in technology R&D and innovation as CEO of two international software companies, one of which he co-founded
Information Technology / Cybersecurity / Digital expertise developed during his time at Coveo, a global provider of artificial intelligence powered software platforms for e-commerce, customer service and workplace applications, and at Taleo, a leading international provider of cloud software for talent and human capital management

Education Bachelor of Engineering, Université Laval Commercially licensed helicopter pilot
1.    Mr. Têtu is a nominee of Caisse de dépôt et placement du Québec (“CDPQ”), pursuant to a customary nomination right agreement. The Board has determined that Mr. Têtu is independent based on a number of factors, including the fact that as of June 12, 2024, CDPQ held less than 10% of our total issued and outstanding Shares, and that Mr. Têtu is not an executive officer of CDPQ.

2024 Voting Results
Votes For	N/A	N/A
Votes Against	N/A	N/A

Other Public Company Boards
Alimentation Couche-Tard Inc. (2019 – present)
Coveo Solutions Inc. (2021 – present)
Industrial Alliance Insurance and Financial Services Inc. (2016 – 2022)

Board and Committee Attendance[2]
Board of Directors	1 of 1	100%
Audit Committee	1 of 1	100%
Total	2 of 2	100%
2. Mr. Têtu joined the Board and Audit Committee on February 14, 2025.
Share Ownership
		June 4, 2025
Shares		14,500
DSUs		892
Total		15,392
Market Value		$549,340
Minimum Ownership Requirement		$425,000
% of Achievement		129%

27 | CAE INC. | 2025 | Management Proxy Circular

Section 3 – About the Nominated Directors
Director Selection and Nomination Process
Part of the Governance Committee’s responsibility is to identify and recruit suitable potential Board members and recommend to the Board nominees for election at annual Shareholders’ meetings.
To fulfill this mandate, the Governance Committee:
—Identifies desirable skill sets, industry experience, diverse backgrounds, international experience, relationships and other attributes that would assist the Board in the conduct of its responsibilities and also further CAE’s interests (refer to “Board Attributes” below), taking into account criteria that promote diversity, including but not limited to gender, age, race, national or ethnic origin, sexual orientation and disability.
—Reviews with the Chair, President and CEO and other Directors possible candidates, including the existing members of the Board, which may meet some or all of such attributes.
—Considers potential conflicts of interest, independence issues and interlocking directorships of potential candidates.
—Approaches with the Chair and other Directors potential candidates not already serving as Directors to determine their availability and interest in serving on CAE’s Board, and interviews those interested to determine their suitability for nomination.
—Reviews with other members of the Board the potential nomination of any new Director before a final determination to nominate them is made and assess the effectiveness of the Director nomination process at achieving CAE’s diversity objectives.

Board members must:
—Demonstrate high ethical standards and integrity, including abiding by CAE’s Code of Conduct;
—Act honestly and in good faith regarding CAE’s best interests;
—Devote sufficient time to CAE’s affairs and exercise prudence and diligence in fulfilling all their Board-related responsibilities;
—Give independent judgment on issues facing CAE;
—Understand and challenge CAE’s business plans and strategy;
—Effectively participate in all Board-related deliberations;
—Make reasonable efforts to attend Board and committee meetings; and
—Review the management materials provided in advance of, and otherwise prepare for, all Board meetings.
Under the articles of CAE, the Board may consist of a minimum of three and a maximum of twenty-one Directors. As provided in CAE’s by-laws, the Directors are to be elected annually and a majority of the Directors shall be Canadians. Each Director will hold office until the next annual meeting or until his or her successor is duly elected unless his or her office is earlier vacated in accordance with the by-laws. In accordance with the by-laws, the Board has fixed the number of Directors to be elected at the Meeting at thirteen.

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Section 3 – About the Nominated Directors

Board Attributes
The following matrices identifying the gender, language skills, age, Canadian residency, tenure, professional skills, expertise and qualifications of nominated Directors is reviewed by the Governance Committee annually to ensure CAE benefits from an appropriate combination of skills, experience with CAE’s business matters and corporate governance standards, and fresh perspectives:
—All non-employee Director nominees (12 out of a total number of 13 Directors) are currently independent. However, as previously announced, effective at the conclusion of the Meeting and subject to his election, Mr. Rovinescu will shift to the role of Executive Chairman of the Board, at which time he will no longer be considered independent.
—All Board Committee members are independent.

Board Demographics	Ayman Antoun	Sophie Brochu	Matthew Bromberg	Patrick Decostre	Elise Eberwein	Ian L. Edwards	Marianne Harrison	Peter Lee	Katherine A. Lehman	Mary Lou Maher	Calin Rovinescu	Patrick M. Shanahan	Louis Têtu
Gender	M	F	M	M	F	M	F	M	F	F	M	M	M
French[1]		●		●							●		●
English[1]	●	●	●	●	●	●	●	●	●	●	●	●	●
Other language(s)[1]	●
Under 60	●		●	●				●	●
60-69		●			●	●	●			●	●	●	●
70+
Canadian citizen or permanent resident	●	●		●			●			●	●		●
0-5 years tenure	●	●	●	●	●	●		●	●	●	●	●	●
6-10 years tenure							●
More than 10 years tenure
1.    At a minimum, business proficiency, unless otherwise indicated.

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Section 3 – About the Nominated Directors

Skills and Experiences	Ayman Antoun	Sophie Brochu	Matthew Bromberg	Patrick Decostre	Elise Eberwein	Ian L. Edwards	Marianne Harrison	Pater Lee	Katherine A. Lehman	Mary Lou Maher	Calin Rovinescu	Patrick M. Shanahan	Louis Têtu
Knowledge of Industry Experience with, or understanding of, some or all of the markets or industries which are directly relevant to CAE, including civil aviation and defence.	●		●		●						●	●

Strategic Leadership and Management
Experience as senior executive of a public company or other major organization, and executive or management experience developing, evaluating and implementing a strategic plan.
	●	●	●	●	●	●	●		●	●	●	●	●
Finance / Accounting Experience with, or understanding of, financial accounting and reporting and corporate finance, and familiarity with internal financial and accounting controls and IFRS.		●	●	●	●		●	●	●	●

Human Resources / Compensation
Experience with, or understanding of, executive compensation and benefits, including benefits and incentive programs, talent management and retention, leadership development, and succession planning.
	●	●	●	●	●	●	●	●	●	●	●	●	●
Government Relations Experience with, or understanding of, regulatory, political and public policy in Canada, the United States and/or international jurisdictions.	●	●	●	●	●						●	●
R&D Experience with the oversight of large-scale R&D programs.			●									●	●

Legal / Governance
Experience with, or understanding of, corporate governance issues and practices, including the legal, compliance and regulatory environment applicable to public companies or other major organizations.
					●						●

Information Technology / Cybersecurity / Digital
Experience with, or understanding of, the design and implementation, or oversight of the design and implementation, of enterprise-wide information technology systems, client-based digital infrastructures, data analytics, privacy and cybersecurity strategy and policies.
	●									●		●	●

Sustainability
Experience with, or understanding of, sustainability practices and programs, including climate change and decarbonization, health and safety, inclusion and equal opportunities and social responsibility.
	●	●		●	●	●			●	●		●
Risk Management Experience with, or understanding of, the identification and assessment of risks and risk management systems.		●	●	●	●	●	●	●	●	●	●	●
International Markets Experience with, or understanding of, overseas markets where the Company has operations.			●	●		●					●		●

Capital Markets / M&A
Experience overseeing the allocation of capital to ensure superior risk-adjusted financial returns and in capital structure strategy and corporate transactions, including mergers, acquisitions, or divestitures of major assets and/or private/public entities.
		●	●	●		●	●	●	●		●		●

Manufacturing / Supply Chain
Experience with, or understanding of, sourcing, manufacturing, supply chain, infrastructure, information management, logistics, and product development, distribution and marketing.
			●			●		●	●			●	●
30 | CAE INC. | 2025 | Management Proxy Circular

31 | CAE INC. | 2025 | Management Proxy Circular

Section 4 – Corporate Governance

Our Commitment to Sound Corporate Governance
The Board and management team take pride in knowing that CAE has maintained the highest standards in corporate governance. CAE’s corporate governance is rooted in the basic principle that proper and ethical practices lead to the creation and preservation of Shareholder value.
Our governance structure enables independent, experienced and accomplished Directors to provide advice, insight and oversight to advance the interests of the Company and our Shareholders.
Regulatory compliance
As a Canadian reporting issuer with Shares listed on the TSX and the New York Stock Exchange (“NYSE”), CAE’s corporate governance practices are required to meet and exceed applicable rules adopted by the Canadian Securities Administrators (“CSA”) and the United States Securities and Exchange Commission (“SEC”), as well as provisions of the rules of the NYSE and of SOX.
Most of the NYSE’s corporate governance listing standards are not mandatory for CAE as a non-U.S. company, but CAE is required to disclose the significant differences between its corporate governance practices and the requirements applicable to United States companies listed on the NYSE. Except as summarized on CAE’s website (http://www.cae.com/investors/governance), CAE is in compliance with the NYSE requirements in all significant respects. CAE also complies with those provisions of SOX and the rules adopted by the SEC pursuant to that Act that are currently applicable to CAE.
Best practices and continuous improvement
The Board and its Governance Committee continue to monitor governance practices in Canada and the United States, and to implement changes to CAE’s governance policies and practices as necessary to comply with any new rules issued by the CSA and other applicable regulatory authorities. We also monitor recommended best practices of Shareholder representatives and other organizations and will implement any such practice we believe to be in the best interest of the Company.

Communication and Shareholder engagement
CAE is committed to ensure open, ongoing dialogue with Shareholders, other investors and the public. Through CAE’s Disclosure Policy and procedures, the Board ensures that communication of material information to investors is timely and accurate, and broadly disseminated in accordance with all applicable securities laws and stock exchange rules. CAE recognizes the importance of engaging in constructive and meaningful communications with Shareholders and values their input and insights. To that effect, we have put in place various means to ensure consistent and effective communication with Shareholders and to encourage them to express their views and provide direct feedback to the Board and management.
—We regularly communicate with our stakeholders through various channels, including via our website (www.cae.com). Shareholders, customers and other stakeholders can access comprehensive information about the Company through the investor section of our webpage (www.cae.com/investors) where annual and quarterly reports, news releases, sustainability reports, corporate presentations and governance-related documents are available.
—We host quarterly earnings conference calls with sell-side analysts and institutional investors to review CAE’s most recently released financial and operating results. Our earnings calls are webcast live and are followed by a question and answer period. Replays are accessible on our website.
—We also host investor and analyst events intended for capital markets professionals, including sell-side analysts and institutional investors on an ad hoc basis. These events enable CAE to explain our activities and communicate our strategy and vision for the Company in a comprehensive way to our Shareholders. These meetings also provide opportunities to engage with CAE’s executive team. These events can be attended in person or via live webcast. The replay of the event and the supporting presentation are available on CAE’s website after the event.
The Board encourages Shareholders to attend the Company’s annual Shareholders’ meetings. These meetings provide valuable opportunities to discuss the Company, its corporate governance and other important matters.

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Section 4 – Corporate Governance
The Company is committed to effectively engaging with Shareholders and other stakeholders on the topic of executive compensation on an ongoing basis.
Each year, we ask Shareholders at the Meeting to consider and to cast an advisory, non-binding vote on CAE’s approach to executive compensation – this is often referred to as “say on pay”. Although this is an advisory vote and the results are not binding, the HRC reviews and analyzes the results of the vote and takes into consideration such results when reviewing executive compensation philosophy and programs.
We appreciate the importance of engaging with our Shareholders to better understand their views, concerns, and priorities related to our business operations, performance, and executive compensation programs. In FY2023, we initiated a proactive engagement process with our Shareholders. We have continued this process in FY2025 and have committed to regular annual shareholder engagement with our Shareholders. Please refer to Section 7 – Executive Compensation – Compensation Discussion and Analysis - Shareholder Engagement, which describes our significant engagement initiatives with investors in FY2025.
Shareholders are also always invited to submit proposals to be considered at an annual Shareholders’ meeting of the Company and included in our management proxy circular. More information is provided under Section 8 – Other Important Information of this Circular.
CAE’s Global Communications and Investor Relations departments actively engage with investors to address any specific questions or concerns they might have. Shareholders may send comments or questions via email to investor.relations@cae.com. In addition, CAE’s transfer agent, Computershare Trust Company of Canada, has a toll-free number (1-800-564-6253) and website (www.computershare.com) to assist Shareholders.
Shareholders may communicate with the Board or management in writing to express their views on matters that are important to them, by addressing their correspondence to the Chair of the Board, either (i) by mail in an envelope marked “confidential” to the attention of the Chair of the Board, CAE Inc., 8585 Ch. de la Côte-de-Liesse, St-Laurent (Québec) Canada H4T 1G6 or (ii) by email at boardchair@cae.com.
Shareholders may ask to meet with the Chair of the Board, the Chair of any Board Committee or an individual Director to discuss compensation and governance-related topics for which the Board is directly responsible. The Chair of the Board will consider such meeting requests in consultation with the Chair of the Governance Committee and the Corporate Secretary. The Board reserves the right to decline requests for meetings for any reason it deems appropriate, including where the proposed topics for the meeting are not related to compensation and corporate governance matters and are better handled by management.
We are committed to maintaining and continuously enhancing our Shareholders’ engagement. We offer various opportunities for our institutional investors and proxy advisory groups to learn about CAE through:
—Investor and analyst events;
—Investor roadshows throughout the year;
—In person or videoconference meetings with our President and Chief Executive Officer, Interim Chief Financial Officer, Chief Operating Officer, Senior Vice President, Investor Relations and Enterprise Risk Management, Chief People and Sustainability Officer, Division Presidents and senior leaders within our global operations;
—Webcasts of our quarterly earnings conference calls with sell-side analysts and institutional investors;
—Executive presentations at sell-side, institutional investor and industry conferences; and
—Quarterly earnings presentations available on our website.
We also receive feedback through:
—Our Shareholders’ Annual General Meeting;
—Regular discussions with sell-side analysts;
—A dedicated address for email inquiries;
—Our advisory note on our approach to executive compensation; and
—We continuously enhance our messaging to our investors to provide them with the most accurate guidance on our growth perspectives and the future value of their investment.
Board and management roles
The purpose of the Board and its committees is to build long-term value for the Company’s Shareholders and to ensure the continuity and vitality of the Company’s businesses by setting policy for the Company, overseeing strategic planning, monitoring the Company’s performance, providing management with appropriate advice and performance feedback. Management is responsible for and the Board is committed to ensuring that CAE operates in a legal and ethically responsible manner. The Board’s stewardship role, specific responsibilities, composition requirements and various
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Section 4 – Corporate Governance
other matters are set out in Appendix A – Board of Directors’ Charter to this Circular.
President and CEO’s role and responsibilities
The position description for the President and CEO is developed with input from the President and CEO, and is approved by the Governance Committee and the Board. The description (which is available on our website) provides that the President and CEO has the primary responsibility for the leadership, strategic and management direction and business results of CAE to ensure that CAE establishes appropriate goals, and manages its resources to meet these goals. It also provides that the President and CEO is accountable to the Board for, amongst other things, formulating and executing business strategies, overseeing CAE’s corporate governance structure and framework, overall responsibility for the management of CAE’s business, carrying out a comprehensive budgeting process and monitoring CAE’s performance against the budget, ensuring that CAE strategies are effectively implemented with timely progress towards strategic objectives, identifying and communicating risks and opportunities to the Board and dealing with them appropriately, keeping the Board fully informed of all important issues and aspects of the Company’s performance, opportunities and market developments, building and maintaining a network of strategic relationships with business leaders, governmental officials and investors, developing and implementing a human resource strategy which develops leadership capabilities, and creating an organizational structure and culture that optimize and sustain high levels of performance. The CEO is responsible for ensuring there is an effective risk management and business continuity framework in place, with appropriate systems to monitor, manage and mitigate such risks (including cybersecurity and artificial intelligence risks). In addition, the CEO is responsible for the implementation and communication of the Company’s sustainability and compliance policies, practices and strategy (including creating an inclusive culture and providing equal opportunities; data protection and privacy; artificial intelligence; health &, safety (including aviation safety); environment and climate change; ethics and anti-corruption; security; and human rights (including modern slavery)). The CEO fosters a culture of ethical behaviour for CAE, promotes compliance with CAE’s Code of Business Conduct and proactively ensures that CAE complies with all of its legal, accounting, ethical, moral and social responsibility obligations.
The Board Chair and Lead Independent Director’s roles and responsibilities
Mr. Rovinescu currently serves as the Chair of the Board. Mr. Rovinescu is currently a non-executive Director and, as such, is responsible for ensuring that the Board discharges its responsibilities independently of management.

The current Board Chair position description (which is available on our website) sets out the Chair’s responsibilities and duties in guiding the Board in the fulfillment of their stewardship role, namely:
—Represent the Board in discussion with management;
—Represent the Board in discussion with third parties;
—Generally ensure that the Board functions independently of management;
—Chair and encourage free and open discussions at the Board meetings;
—Together with the Governance Committee (“GC”), identify guidelines for the selection of, and evaluation of conduct of the Directors;
—Ensure the effective and transparent interaction of Board members and senior management;
—Act as a resource to the President and CEO on significant strategy and business initiatives and meet with the President and CEO regularly to provide feedback and advice on behalf of the Board and other stakeholders; and
—Report to Shareholders on behalf of the Board and play a role in the Company’s external relationships in consultation with the President and CEO.
Following the Meeting and subject to their election, Mr. Rovinescu will shift to the role of Executive Chairman of the Board and Ms. Brochu will be appointed as Lead Independent Director.
The Executive Chairman will work closely with the President and Chief Executive Officer in the development and execution of the Company's strategic initiatives while also being responsible for the effective functioning of the Board. The primary functions of the Lead Independent Director will be to provide independent leadership to the Board and to facilitate the functioning of the Board independently of management. Updates to key governance documents will be approved by the Board upon recommendation of the Governance Committee prior to the Meeting, including a revised position description for our Executive Chairman and a position description for the new role of Lead Independent Director. These governance documents will be available on our website.
Correspondence to the Independent Directors may be sent to the attention of the Chair of the Board or, following Mr. Rovinescu’s shift to the role of Executive Chairman, to the attention of the Lead Independent Director of the Board, by email at board@cae.com or at CAE’s address listed in this Circular.
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Section 4 – Corporate Governance
Processes in place to ensure the Board may function independently of management
The Independent Directors met separately from the President and CEO at each of the meetings of the Board during FY2025, and at each meeting of the HRC, GC and Audit Committee. At the Board meetings, the Independent Directors’ meetings are currently chaired by the non-executive Chair and will, following Mr. Rovinescu’s shift to the role of Executive Chairman, be chaired by the Lead Independent Director. At Committee meetings, such sessions are chaired by the independent Chair of that Committee. The Board, its Committees as well as individual Directors are also able to retain and meet with external advisors and consultants at the expense of CAE in appropriate circumstances. In fact, the Board has regular access to information independent of management through the external and internal auditors, as well as independent compensation consultants and independent legal counsel. The Board believes that sufficient processes are in place to enable it to function independently of management.

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Section 4 – Corporate Governance
Delegation to standing Board committees composed entirely of Independent Directors
In order to enable it to effectively fulfill its responsibilities, the Board has established three standing committees currently composed of the following Independent Directors as of the Record Date:

	Audit	Governance	Human Resources
Ayman Antoun	X
Sophie Brochu		Chair	X
Patrick Decostre	X
Elise Eberwein		X	X
Ian L. Edwards	X
Marianne Harrison	Chair
Peter Lee			X
Katherine A. Lehman		X
Mary Lou Maher			Chair
Patrick M. Shanahan			X
Louis Têtu	X
The nature and scope of authority and responsibility delegated to each standing committee is set forth in the Committee Charters presented in Section 5 – Board Committee Reports which can also be found on our website under “Corporate Governance” along with each Committee Chair’s position description.
The appointment of specific Directors to each of the standing Board Committees is generally intended to reflect the relevance of Independent Directors’ skills and experience to the applicable Committee’s Charter (refer to Section 3 – About the Nominated Directors for details about the selection process and criteria).
Other Board commitments and Interlocks Policy
Some of the Directors serve on the boards of other public companies in Canada or another country or jurisdiction. The following policy applies to all Directors to avoid overboarding:
(a)    No more than two Directors should serve on the same outside public board or outside board committee, unless otherwise agreed by the Board.
(b)    Directors who are employed as chief executive officers, or in other senior executive positions on a full-time basis with a public company, should not serve on the boards of more than two public companies in addition to CAE’s Board.
(c)    Directors who: (i) have full time employment with non-public companies, (ii) have full-time employment with public companies but not as CEO, or (iii) do not have full time employment should not serve on the boards of more than four public companies in addition to CAE’s Board.
(d)    The President and Chief Executive Officer of CAE should not serve on the board of more than one other public company and should not serve on the board of any other public company where the chief executive officer of that other company serves on the CAE Board.
(e)    Prior to accepting any additional public company board of directors’ appointment, a Director must first disclose the proposed appointment for review by the Governance Committee and the Chair of the Board.
None of CAE’s Directors is considered overboarded.

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Section 4 – Corporate Governance
Orientation and continuing education
New Directors meet with CAE executive officers, including the President and CEO and the CFO, to discuss expectations and CAE’s business and strategic plans. They review the current business plan and past Board meeting materials. New Directors also receive a comprehensive reference manual containing all key corporate and Board policies, including the Code of Business Conduct and other relevant materials and executive briefing sessions. All Directors have regular access to senior management to discuss Board presentations and other matters of interest. CAE management and the Governance Committee update Directors on governance developments, trends and new legal requirements.
Directors are encouraged to attend conferences, seminars or courses, whether industry-specific or relevant to their role as a Director, at CAE’s expense. They have access to an evergreen supply of current research and analysis, news reports, and studies on governance and compensation practices through the Board’s website. Directors regularly attend education sessions organized by management, and participate in CAE site visits, industry events and trade shows. Given the rapidly changing technology and competitive environment, management provides regular in-depth reviews of business segment performance, issues relevant to CAE’s business and industry developments, as well as updates on governance, competition, fiduciary duties, changes in law, technology and other educational material. The Board also receives quarterly updates on health and safety (including aviation safety), sustainability matters (including climate change) and compliance matters like anti-corruption, corporate policies and procedures, foreign representatives, workplace ethics, export controls, sanctions screening, and data protection and privacy. The table below provides an overview of selected education sessions, presentations and reports attended or received in FY2025.

Period	Subject	Attendees
Q1 FY 2025	Strategic updates on industry, technology, product, financial, sustainability and enterprise risk management developments	Entire Board
	Quarterly reports on business highlights, strategic priorities and enterprise risk management	Entire Board
	Defense & Security portfolio review	Entire Board
	Review of the control environment	Audit Committee
	International corporate tax law reform	Audit Committee
	Updates on sustainability trends, including climate change and decarbonization targets	Governance Committee
	Quarterly reports on compliance initiatives and programs	Governance Committee
	Developments in executive compensation clawback policies	Human Resources Committee
	Updates on aviation safety trends and developments	Human Resources Committee
Q2 FY2025	Quarterly reports on business highlights, strategic priorities and enterprise risk management	Entire Board
	Enterprise risk management framework and policy review	Audit Committee
	Annual internal audit plan	Audit Committee
	Updates on human resources initiatives and workplace culture efforts	Human Resources Committee
Q3 FY 2025	Quarterly reports on business highlights, strategic priorities and enterprise risk management	Entire Board
	Presentation on sustainability reporting frameworks	Audit Committee
	Global insurance review	Audit Committee
	Review of functional currency and reporting currency processes	Audit Committee
	Annual review of foreign representatives	Governance Committee
	Updates on sustainability trends, including customer and regulatory signals and decarbonization	Governance Committee
	Updates on labour relations and incentive plan design	Human Resources Committee
	Health and safety performance and strategy	Human Resources Committee
Q4 FY2025	Quarterly reports on business highlights, strategic priorities and enterprise risk management	Entire Board
	Annual update on cybersecurity management, risks and trends, including artificial intelligence	Entire Board
	Developments in capital structure, treasury and credit rating environment	Audit Committee
	Market and geopolitical trends relating to sustainability matters	Governance Committee
	Geopolitical trends and challenges in creating an inclusive workplace culture	Human Resources Committee
	Annual review of aviation safety and governance	Human Resources Committee
	Compensation peer group review	Human Resources Committee
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Section 4 – Corporate Governance
Strategic planning oversight
The Board maintains a strategic planning process and annually sets a strategic plan that considers, among other things, the opportunities and principal risks of the Company’s business. It also reviews the effectiveness of the Board’s strategic planning process on a regular basis. The Board supervises management in the implementation of appropriate risk management and other systems. Separately from the strategic plan, the Board also approves an annual budget for financial performance.
The Board holds in-depth strategy sessions every year. In April 2024, the Board reviewed and approved the FY2025 budget and FY2025-FY2029 strategic plan. As part of the review, the Board considered the strategic plans and priorities for each of the two business segments. The Board also focused on the key risks and opportunities facing the business relating to strategic and operational execution, the changing economic and geopolitical environment, the competitive and regulatory environment, maintaining strong financial discipline and a strong capital position, operational resilience (including information security and data management), and stakeholder and regulatory expectations on climate and social actions. The Board also reviewed trends emerging in strategic and financial decision making with a focus on the future of technology, industry and competitive trends, macroeconomic and geopolitical shifts, climate change, sustainability, workplace culture, digital, health and safety, and strategic partnerships. The Executive Management Committee reviewed and discussed the feedback and perspectives provided by the Board and the Board then approved the updated strategic plan.
The Executive Management Committee updates the Board on the execution of the strategy and strategic considerations at every regular Board meeting. The Board must approve any transaction that will have a significant strategic impact on the Company.

Enterprise risk management oversight
Enterprise risk management is essential to CAE as the Company operates in several industry segments which present a variety of risks and uncertainties. CAE’s Enterprise Risk Management (ERM) Policy sets out its framework to ensure that risks are identified, assessed, managed, and reported proactively and in a manner that is consistent with the expectations of the Board and the interests of CAE’s internal and external stakeholders.
This framework relies on the Three Lines Model where the business segments, the risk management functions and the internal audit function work in collaboration to manage critical risks and continuously improve the risk management process:
—The first line is CAE’s leaders who are accountable for the risks they assume and for the daily management of their risks and controls. They are responsible for implementing preventive and corrective actions and maintaining and executing effective internal controls on a day-to-day basis;
—The second line involves various risk management, compliance, business continuity and controllership functions. These functions facilitate and monitor the implementation of effective risk management practices and assist risk owners in defining the target risk exposure and reporting adequate risk-related information throughout CAE. The second line also provides risk oversight across the enterprise and advises senior management in connection with ERM. Led by the Senior Vice President, Investor Relations and Enterprise Risk Management, the second line manages the ERM process and is supported as required by experts, risk champions, consultants and any other resources deemed appropriate to achieve the desired level of risk management; and
—At the third line, internal Audit provides to the Audit Committee and management an independent appraisal of CAE’s risk management framework, control environment and internal control systems. They advise and recommend to senior management opportunities for improvements in internal controls, risk management systems as well as bring to management’s attention organizational and operational benefits to be derived from engagements.

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Section 4 – Corporate Governance
Pursuant to our ERM policy:
—The Board is accountable for the oversight of enterprise risk management. As such, the Board will review with management the Company’s risk appetite and risk tolerance and assess whether the Company’s strategy is consistent with the agreed-upon risk appetite and tolerance for the Company. The Board will also review and discuss with management all key enterprise risk exposures on an aggregate, company-wide basis, and the steps management has taken to monitor and to manage those exposures. This includes the review with management of the Board’s expectations as to each committee’s respective responsibilities for risk oversight and management of specific risks to ensure a shared understanding as to accountabilities and roles. The Board will work with management to promote and actively cultivate a corporate culture that understands and implements enterprise-wide risk management. The Board delegates the oversight of various aspects of risk management to Board Committees to assist in the fulfillment of its responsibilities. Risk-related roles and responsibilities are defined in the Board Charter and Committee Mandates.
—The Audit Committee and senior management provide an appraisal of CAE’s risk management framework, control environment and internal control systems.
—The Chairs of the Governance Committee, Audit Committee and Human Resources Committee each report to the Board after their respective committee meetings.
Allocation of Enterprise Risks to the Board of Directors and Committees of the Board
The table below reflects principal oversight responsibilities for each of the FY2025 enterprise risks listed:
You can find a more comprehensive discussion of risk management in Section 10 – Business Risk and Uncertainty of our Management Discussion and Analysis for the fourth quarter and year ended March 31, 2025, filed with the Canadian securities commissions and provided to the U.S. Securities and Exchange Commission under Form 6-K, and available on our website (www.cae.com), on SEDAR+ (www.sedarplus.ca), and on EDGAR (www.sec.gov).
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Section 4 – Corporate Governance

Ethical business conduct
CAE has a written Code of Business Conduct that governs the conduct of CAE’s Directors, officers and employees. The Governance Committee is responsible for reviewing the design and ensuring compliance with CAE’s Code of Business Conduct. It also has oversight responsibilities with respect to the implementation of the Code throughout CAE, as well as the handling of issues raised thereunder and the annual attestation of compliance. CAE also has a Supplier and Business Partner Code of Conduct that expresses the minimum ethical standards that suppliers, contractors, consultants and business partners are expected to follow when conducting business with CAE. The Code of Business Conduct and the Supplier and Business Partner Code of Conduct are available on the Company’s website (www.cae.com). CAE uses EthicsPoint, a third-party whistleblower reporting service, to facilitate reporting of breaches of the Code of Business Conduct, the Supplier and Business Partner Code of Conduct and any other misconduct. In addition to any individual reports the Board or its Committees may receive from management or the whistleblower service, the Governance Committee receives regular reports on CAE’s ethics and compliance programs, including a summary of alleged violations of CAE’s Code of Business Conduct, Supplier and Business Partner Code of Conduct and related policies, and the results of the annual certification process for CAE employees under CAE’s Code of Business Conduct.
Our objectives, management approach and highlights are outlined in our Global Annual Activity and Sustainability Report, which is available at www.cae.com/sustainability.
Conflicts of interest and related party transactions
The Company has a number of policies and procedures that govern the disclosure of conflicts of interest, and the review and approval of transactions with Directors, officers and employees.
Under the Company’s Code of Business Conduct and Conflicts of Interest Policy, all potential conflicts of interests must be immediately disclosed as they arise. Conflicts of interests refer to a set of circumstances which creates an actual, perceived or potential risk that the professional judgment or actions in relation to a person’s responsibilities and duties towards the Company will be influenced by a secondary interest, which usually benefits the person financially, professionally and/or personally (including any interest they may have in an existing or proposed material contract or transaction involving the Company in which they have some influence or perceived interest).

Any disclosure by Directors, officers and members of the Company’s Executive Management Committee in relation to potential conflicts of interest must be made to the Company’s Corporate Secretary. The Company’s Corporate Secretary provides a quarterly report to the Governance Committee of all potential conflicts of interests disclosed by Directors, officers and members of the Company’s Executive Management Committee. Further, Directors, officers, employees and individual consultants are required on an annual basis to provide an acknowledgement and certification of compliance with the Code of Business Conduct, which includes a statement confirming that they have declared or disclosed any actual, perceived or potential conflicts of interest.
In accordance with the Company’s Audit Committee Charter, the Audit Committee must review and approve all related-party transactions and situations in which a related party has a material interest in a transaction involving the Company. The Audit Committee Charter defines a related party as: (i) Directors and officers of the Company, (ii) persons or organizations with whom a Director or officer of the Company has a potential conflict of interest, real or perceived, in accordance with CAE’s Conflicts of Interest Policy, and (iii) any person who beneficially owns more than 10% of the Company’s common shares. Any Director or officer who has a material interest in a related-party transaction does not participate in any discussions or votes on the matter. None of the Company’s Directors or officers had a material interest in any material transaction or proposed transaction involving the Company in the last year.
Assessment of Directors by the GC
The GC has the mandate and responsibility to review, on an annual basis, the performance and effectiveness of the Board as a whole and each individual Director. The Chair of the Governance Committee annually approves a comprehensive questionnaire which is distributed by a third-party supplier to each member of the Board regarding various aspects of Board and individual performance. The questionnaire covers a wide range of issues, including the operation and effectiveness of the Board and its committees, the level of knowledge of the Directors relating to the business of CAE and the risks it faces, and the contribution of individual Directors, and allows for comment and suggestions. A separate questionnaire is distributed to members of CAE’s Executive Management Committee. The third-party supplier compiles responses to the questionnaires and prepares a report to the Governance Committee which provides a report to the full Board. The Governance Committee may then recommend changes based upon such feedback to enhance Board performance or refer any areas requiring follow-up to the relevant
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Section 4 – Corporate Governance
committees. In addition to the foregoing, each Director individually meets with the Chair of the Board at least once annually to discuss his or her individual performance and the performance of the Board as a whole. As well, the Chair of the Board’s performance is evaluated and assessed through one-on-one meetings between each Director and the Chair of the Governance Committee. Both the Chair of the Board and the Chair of the Governance Committee then report back to the full Board.
Compensation
Refer to Section 5 – Board Committee Reports – The Human Resources Committee, Section 6 – Director Compensation and Section 7 – Executive Compensation – Compensation Governance – Role of the HRC.
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Section 4 – Corporate Governance

Sustainability
At CAE, sustainability is integral to who we are as a company and how we make a difference in the world. Sustainability is embedded in our culture and built into our business model, our decisions and actions. Our priority is to ensure the safety and well-being of our employees and customers, as well as creating long-term value for all our stakeholders where we are located.
CAE’s noble purpose, making the world safer, captures how CAE makes a difference in the world and drives its decisions and actions. Making civil aviation safer, and supporting peace and democracy with allied forces readiness, are both rooted in the principles of sustainability impact.
Over FY2025, many of our initiatives had a significant sustainability impact. Amongst those initiatives:
—We received approval from the Science Based Targets initiative (SBTi) of our near-term (10 years) reduction targets. CAE is committed to reduce Scope 1 and 2 emissions by 85.7% against FY2019 baseline and Scope 3 emissions by 32.5% against FY2022 baseline by the end of FY2033. The Scope 3 target is applicable only to the following categories: purchased goods and services, capital goods and fuel and energy related activities. These ambitious targets will guide our decarbonization journey and help us transition from carbon neutrality to net zero emissions. To that extent, we have implemented a comprehensive decarbonization strategy with four value streams: aviation, sourcing, products and services, and buildings. We have made progress in each of these areas, such as working on developing an electric conversion kit for our ab initio training aircraft, applying circular economy principles, optimizing our products for energy efficiency, integrating low-carbon technologies, and applying sustainable building standards. In addition, this year, our Civil Aviation and Defense & Security business units developed tactical decarbonization plans that will help us progress toward scope 1 and 2 FY2033 targets set against our FY2019 baseline.
—We developed a shadow internal carbon price (ICP) process to build carbon considerations into our future capital allocation decision-making. Our shadow ICP complements the business units’ plans as an additional mechanism for them to measure the impact of potential opportunities on CAE’s progressive transition to less carbon-intensive growth. The shadow ICP process will equip business leaders with relevant data on carbon emissions associated with growth projects. They will be able to plan future investments needed to reduce or mitigate carbon emissions of projects at the outset.
—We have also strengthened our engagement with our customers, suppliers, partners and industry peers to collaborate on solutions and best practices that support the decarbonization of the aerospace sector. We have made significant progress on engaging with our suppliers through our Resilient together program. The program focuses on our strategic suppliers, providing them with support and identifying incremental objectives to strengthen our supply network and evolve our suppliers’ business, operations and sustainability practices. In FY2025, 90% of strategic direct suppliers, representing 98% of CAE’s strategic direct spend, were scored or in the process of being scored by our third-party risk monitoring tool, EcoVadis, over a wide range of risks from environment to human rights matters. In addition, as a co-founder of the nonprofit organization Décarbone+, we support suppliers with their own carbon inventory and decarbonization measurement and reduction capabilities. Among the outcomes, these initiatives identify opportunities to leverage decarbonization as a means to strengthen the sector's competitiveness and resilience.
—Our sustainability strategy is also driven by our commitment to create social value and foster a culture where every employee can grow, contribute, and succeed. In FY2025, we received several awards and recognitions for our workplace efforts, which reflect our continuous commitment to attracting, developing and supporting top-talent based on skills and contributions. We progressed on our reconciliation journey to strengthen relations with Indigenous peoples in Canada with closer engagement with our Indigenous Advisory Board and offering training to all Canadian employees on legal frameworks governing practices with regards to private engagement with Indigenous communities.
—We have continued to strengthen our sustainability governance framework, policies and disclosure practices, reporting processes and controls in preparation for external assurance of our extra-financial data and compliance with existing and upcoming frameworks mandating disclosure of sustainability data in financial reporting. We have also expanded our transparency efforts on scope 3 GHG emissions inventory with the disclosure of an additional category, use of sold products, for the first time.
—Our performance and achievements related to sustainability factors are set out in our Global Annual Activity and Sustainability Report. Our objectives, management approach, initiatives and highlights across the Environmental, Social and Governance factors are also outlined in this report, which is available at www.cae.com/sustainability.

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Section 4 – Corporate Governance

Reporting standards
Our reporting references the GRI Sustainability Standards of the Global Reporting Initiative (GRI). An independent institution, the GRI provides a globally accepted framework for sustainability reporting across companies and industries. CAE also reports to the Sustainability Accounting Standards Board (SASB) according to two industry-specific standards, and to the Carbon Disclosure Project (CDP). As the regulators further advance potential disclosure requirements, we are preparing for climate change risks financial reporting.
CAE abides by the principles of United Nations Global Compact as a signatory. We report on the United Nations’ Sustainable Development Goals (SDGs), under five goals to which our corporate strategy and business model are most aligned and by mapping these goals to our material sustainability issues. We intend to continue the process of integrating the SDGs and to report on our progress for the main areas of focus we have identified. Refer to our Global Annual Activity and Sustainability Report for the reasons why CAE prioritizes and pursues the following five goals:
CAE’s commitment to the United Nations Global Compact and to the United Nations Women Empowerment Principles, as well as its considerations of sustainability factors are translated in its policies and codes, including the following policies available on CAE’s website:
—Anti-Corruption Policy;
—Business Courtesies Policy
—Charitable Donations and Sponsorships Policy;
—Code of Business Conduct;
—Conflict Minerals Policy;
—Global Environment, Health and Safety Policy;
—Human Rights Policy;
—Inclusion and Equal Opportunities Policy;
—Internal Reporting and Whistleblowing Policy;
—Lobbying and Political Contributions Policy; and
—Supplier and Business Partner Code of Conduct.

We monitor the latest developments in sustainability reporting expectations, its future integration to financial disclosure, and continuously adjust our disclosure in line with regulatory requirements and best practices.
Governance and oversight
The Board reviews, provides strategic guidance for and endorses major sustainability-related initiatives. Additionally, the Board approves our Global Annual Activity and Sustainability Report.
The Board’s Governance Committee receives updates three times a year on sustainability trends, market signals, pulses from all stakeholders and progress on CAE’s multi-year sustainability roadmap. These updates, which include progress on corporate disclosure of non-financial performance, are presented by the Chief People and Sustainability Officer (CPSO). The Governance Committee regularly evaluates continuous enhancement of the company’s ethical practices and policies that govern our business actions while also overseeing CAE’s sustainability strategy, risk management, reporting and operating performance, including climate-related targets and monitoring of progress towards such targets.
The Board’s Audit Committee performs a quarterly assessment of IT, cybersecurity and artificial intelligence risks and elements impacting internal control systems. The Committee has specific oversight responsibility for CAE’s enterprise risk management policy framework, including sustainability-related risks.
The Board’s Human Resources Committee oversees health and safety and aviation safety policies and procedures through a quarterly review to ensure effectiveness of the programs in place. The Human Resources Committee is also responsible for topics related to workplace culture and monitors management’s response to all related material issues.
From a management perspective, the EMC leads and oversees sustainability issues. The EMC guides the various teams and ensures that the appropriate resources and targets are in place and executed. Progress on sustainability risk management plan is also reported to the EMC and to the Board through the ERM governance and based on their framework.

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Section 4 – Corporate Governance
Composition and representation
Under applicable Canadian securities laws and disclosure requirements under the Canada Business Corporations Act, reporting issuers like CAE are required to provide disclosures in their information circular relating to their policies on, and current and target levels of representation of, under-represented groups on their boards of directors and in senior management positions. We provide the following disclosure in compliance therewith.
In May 2015, upon the GC’s recommendation, the Board adopted the Board and Executive Management Composition Policy (the “Composition Policy”). The Composition Policy was amended in 2018, and in 2020 its scope was broadened by expressly enumerating women, Indigenous peoples, persons with disabilities and members of visible minorities, as defined in the Employment Equity Act (Canada) (collectively, “Designated Groups”), among the diverse groups which are the focus of the Composition Policy.
The Composition Policy confirms the guiding principle that the Board will nominate Directors and appoint executive officers based on merit and the needs of CAE at the relevant time, and, that CAE is strongly committed to finding the best people to serve in such roles.
The Composition Policy also recognizes that having a range of perspectives, experiences and expertise among Directors and executive officers helps to ensure effective stewardship and management of CAE. This variety of perspectives ensures that issues are addressed from multiple angles, increasing the likelihood that proposed solutions will be robust and comprehensive.
The Composition Policy provides that in identifying potential candidates to serve on the Board, the GC will (a) consider only candidates who are highly qualified based on their talents, experience, expertise, character and industry knowledge, (b) take into account criteria that promote diversity, including, but not limited to, gender, age, race, national or ethnic origin, sexual orientation and disability, (c) endeavour to use any available network of organizations and associations that may help identify diverse candidates, and (d) in order to support CAE’s commitment to all aspects of diversity, consider the level of representation of women and other Designated Groups on the Board. The Composition Policy further provides that in identifying potential candidates for appointment as President and CEO and for other executive officer positions, the HRC and the President and CEO, respectively, will (a) consider individuals from a variety of backgrounds and perspectives, and (b) consider the level of representation of women and members of other Designated Groups in executive officer positions.

In order to ensure that the Composition Policy is appropriately implemented and to measure its effectiveness, at least annually:
—the GC will assess and report to the Board regarding the efficacy of the Director nomination process at achieving the Company’s diversity objectives; and
—the President and CEO will assess and report annually to the HRC regarding the efficacy of the executive officer appointment process at achieving the Company’s diversity objectives.
We have committed to and met various representation targets over the years. For example, in August 2022, we met our target, established in May 2018, that women represent at least 30% of Directors by 2022. Our Board seeks gender parity, and as of May 2025, we maintain, in alignment with expectations under Canadian securities laws and the Canada Business Corporations Act, standing targets that women represent at least 30% of Directors, and that at least 33% of executive officers and 40% of Directors form part of certain diversity groups (including women, persons with disabilities, Indigenous peoples, members of visible minorities and the LGBTQ2+ community). We do not have a target regarding only the representation of women in executive officer positions, as we have opted for a more fulsome target encompassing numerous diversity groups. This decision was made after the previous target, set in May 2020, that women represent at least 30% of executive officers by 2022, was indeed met in 2022.
Our current targets are coherent with CAE’s participation in the 50 – 30 Challenge, which is an initiative co-created by the Government of Canada, civil society and the private sector that aims to attain gender parity and significant representation (at least 30%) of under-represented groups, including racialized persons and Indigenous peoples (including First Nations, Inuit and Métis), people living with disabilities (including invisible and episodic disabilities) and members of the LGBTQ2+ community, on boards and senior management positions in order to build a more diverse, inclusive, and vibrant economic future for Canadians. While we surpassed all our targets in FY2024, we did not meet the target relating to executive officers in FY2025, following a reduction in the size of the Executive Management Committee. The targets relating to our Directors were met, with 38% of directors being women and 46% of directors forming part of one or more diversity groups.
Our targets align with CAE’s commitment to fostering a culture where every employee has the opportunity to grow, contribute and succeed, and to continuing to attract, develop and support top talent, based on skills and contributions.

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Section 4 – Corporate Governance
For more information on other inclusion and equal opportunities initiatives, please refer to our Global Annual Activity and Sustainability Report available on our website.
Directors

Women		Women, Persons with disabilities, Indigenous Peoples, members of visible minorities and the LGBTQ2+ community
Target	Status	Target	Status
30%	Met in FY2025	40%	Met in FY2025
Executive Officers

Women, Persons with disabilities, Indigenous Peoples, members of visible minorities and the LGBTQ2+ community
Target	Status
33%	Not met in FY2025
Representation as of June 12, 2025

	Women		Persons with disabilities		Indigenous peoples		Members of visible minorities		Members of LGBTQ2+ community		Total Number	Number of individuals that are members of more than one group
	Number	%	Number	%	Number	%	Number	%	Number	%
Board of Directors	5	38	0	0	0	0	1	8	1	8	7	1
Executive Officers	1	13	0	0	0	0	0	0	0	0	1	0
1.    The information presented in this table is derived from information provided by our Directors and executive officers. In accordance with privacy legislation, such information was collected on a voluntary basis, and where a particular individual chose not to respond, CAE did not make any assumptions or otherwise assign data to that individual.
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Section 5 - Board Committee Reports
The Governance Committee
Assists the Board in developing and implementing our corporate governance guidelines, monitoring assessments of CAE’s corporate governance by various stakeholders and recommending where necessary possible improvements in CAE’s governance, identifying individuals qualified to become members of the Board and determining the composition of the Board and its committees, monitoring the interests of Directors and executive officers, reviewing the role and conduct of the Board, evaluating the performance of the Board and its Committees, reviewing the independence of each member of the Board, preparing the Board’s succession plan, determining the Directors’ remuneration, developing and overseeing an assessment process for the Board, overseeing CAE’s principal compliance programs, and reviewing and recommending for Board approval our corporate policies concerning business conduct, insider trading and anti-hedging, high standards of corporate governance, ethics, sustainability matters, inclusion and equal opportunities, and human rights. The GC is also responsible for reviewing CAE’s sustainability strategy, risk management, reporting and operating performance, including climate-related targets and monitoring of progress towards such targets.
The members of the GC are all Independent Directors and the GC’s charter is available in the governance section of our website at CAE.com.
The GC held three meetings in FY2025;
aggregate attendance: 100%.

S. Brochu (Chair)	E. Eberwein	K. Lehman
The members of the Governance Committee are selected for their experience and knowledge with respect to governance matters generally. Descriptions of the Governance Committee members’ credentials and past experience that positions them to be qualified and effective members of the Governance Committee can be found in Section 3 - About the Nominated Directors.

Highlights for FY2025
—The GC discussed Board succession planning and recommended the recruitment of two additional Directors in early FY2025. The GC considered several potential candidates to ensure a diverse skillset and composition of the Board and considered and recommended the candidacies of Patrick Decostre and Ian L. Edwards.
—The GC played a key role in organizing the board renewal process that took place in February 2025 and ensuring its success. This process led to the retirement of four previous Directors and the appointment of four new Directors: Calin Rovinescu as Chair of the Board, along with Peter Lee, Katherine A. Lehman and Louis Têtu.
—With the assistance of the Board’s compensation consultants, the GC recommended for approval by the Board a one-time retainer for members of the ad hoc Audit Subcommittee, based on peer group benchmarking.
—The GC reviewed and recommended for approval by the Board CAE’s first ever Modern Slavery and Human Trafficking Statement.
—The GC reviewed and approved revised Charitable Donations & Sponsorships and Board of Directors Continuing Education policies.
—The GC reviewed CAE’s sustainability performance, including progress towards the business units’ science-based decarbonization action plans to align with CAE’s SBTi targets.
—The GC agreed to recommend for approval by the Board changes to CAE’s Ethical and Business Conduct Policy and an updated version of CAE’s Corporate Governance Guidelines.
—The GC reviewed and approved amendments to CAE’s Board of Directors Charter and Position Descriptions, and the Governance Committee Charter and Annual Workplan.

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Section 5 - Board Committee Reports
The Audit Committee
Assists the Board in its oversight of the integrity of our consolidated financial statements, review of public disclosure documents, compliance with applicable legal and regulatory requirements, the independence, qualifications and appointment of the external auditors, the performance of both the external and internal auditors, oversight of related-party transactions, management’s responsibility for assessing and reporting on the effectiveness of internal controls (including review of IT, cybersecurity and artificial intelligence risks and elements impacting controls) and our enterprise risk management processes.
Also see our Annual Information Form for the year ended March 31, 2025 (which you can access on our website at CAE.com, on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov), for information about the Audit Committee, including its mandate and Audit Committee policies and procedures for engaging the external auditors.
All members of the Audit Committee are Independent Directors. Marianne Harrison has been determined by the Board to be the Audit Committee financial expert. In addition, the Board, in its judgment, has determined that each other member of the Audit Committee is financially literate. The Charter of the Audit Committee is available in the governance section of our website at CAE.com and in the Annual Information Form for the year ended March 31, 2025.
The Audit Committee held six meetings in FY2025; aggregate attendance: 97%.

M. Harrison (Chair)	A. Antoun	P. Decostre	I.L. Edwards	L. Têtu
The members of the Audit Committee are selected for their experience and knowledge with respect to financial reporting, internal controls and risk management. Descriptions of the Audit Committee members’ credentials and past experience that make them qualified and effective financial decision-makers can be found in Section 3 – About the Nominated Directors.

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Section 5 - Board Committee Reports

Highlights for FY2025
—The Committee reviewed in detail quarterly interim consolidated financial information and earnings press releases before their public release.
—The Committee also reviewed and recommended approval to the Board of the quarterly Management Discussion and Analysis (“MD&A”) and the press releases for the quarterly results.
—The Committee reviewed the MD&A section of CAE’s annual report for the fiscal year ended March 31, 2024 and audited consolidated financial statements of CAE prepared by management for the fiscal year ended March 31, 2024 with management and PwC, and thereafter recommended that they be approved and filed with the Autorité des marchés financiers and the SEC.
—The Committee approved the CAE Internal Audit plan and budget for the FY2025/FY2026 cycle and the Internal Audit Director Objectives, and reviewed the Internal Audit plan for Defense and Security USA.
—The Committee reviewed PwC’s FY2025 work plan and approved PwC audit engagement letter and services fees.
—The Committee oversaw the compliance process related to the certification and attestation requirements of SOX and related SEC rules, as well as of the rules relating to audit committees and certification of financial information adopted by the CSA.
—The Committee also reviewed fraud review processes, litigation, securities and exchanges compliance, information technology, cybersecurity and artificial intelligence risks, sustainability reporting framework, insurance coverage, related-party fees, capital structure, M&A performance, S&P rating and outlook, financing activities, treasury, tax planning and compliance, and IFRS accounting standard changes.
—The Committee assessed and recommended for approval by the Board the re-establishment of a normal course issuer bid program to repurchase for cancellation a portion of CAE’s outstanding Shares.
—The Committee reviewed in detail several significant contracts, including CAE’s contract relating to the Canada Future Aircrew Training (“FAcT”) program, and related risks and contingencies.
—The Committee reviewed and approved a revised version of the Policy and Procedures for Audit and Non-Audit Services.
—The Committee reviewed amendments to the Enterprise Risk Policy, the Hiring Policy Regarding External Auditors, and the Audit Committee Charter and Annual Workplan and recommended these modifications for approval by the Board.
—The Committee reviewed audit service performance and any best practices to implement going forward.
—In Q4 FY2024, the Board established an ad hoc Audit Subcommittee, which met 7 times in FY2025 and held its final meeting in December 2024, to oversee specific matters, notably accounting for and presentation of non-routine transactions including impairments, detailed reviews of unfavourable contract adjustments in the Defense and Security business (the Legacy Contracts) and internal control and risk management practices related thereto.

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Section 5 - Board Committee Reports
The Human Resources Committee
Assists the Board of Directors in its oversight responsibilities relating to compensation, benefits, incentives, nomination, evaluation and succession of the President and CEO, other officers and management personnel; oversees the Company’s environment, global occupational health and safety and aviation safety policies and practices, pension plan administration and pension fund investments, and management development and succession planning.
All members of the HRC are Independent Directors. The charter of the HRC is available in the governance section of our website at CAE.com.
The HRC held ten meetings in FY2025,
aggregate attendance: 98%.

M. Maher (Chair)	S. Brochu	E. Eberwein

P. Lee	P.M. Shanahan
The HRC is responsible to oversee the Company’s executive compensation programs and succession planning. We ensure that members of the HRC have the experience and knowledge to fulfill this role. Descriptions of the HRC members’ credentials and past experience that make them qualified and effective HR decision-makers can be found in Section 3 – About the Nominated Directors.
As past or current CEOs, executives, investment professionals and/or government or business leaders, all members of the HRC possess the financial knowledge required in order to assess and determine the applicability of measures and targets utilized in determining variable compensation and assessing executive performance against targets and overall Company performance.

Highlights for FY2025
—A CEO Search Committee that comprised Mary Lou Maher and Peter Lee as Co-Chairs in addition to CAE’s new Chair, Calin Rovinescu, all of whom actively participated in the recruitment process, engaged in a comprehensive global search for the Company’s next CEO, working with a third-party executive recruitment and evaluation firm and considering external and internal candidates, which led to the unanimous appointment of Matthew Bromberg as Incoming President and CEO.
—The HRC completed an annual review of the Company’s long-term (LTIP) and short-term (STIP) incentive plans to ensure market competitiveness, alignment with the Company’s strategic ambitions and Shareholders’ interests, and reviewed and approved the FY2026 STIP and LTIP design.
—The HRC conducted a compensation risk assessment with the assistance of its independent compensation consultant to identify potential risks associated with the Company’s compensation programs, practices and policies.
—The Chair of the HRC engaged directly with multiple Shareholders to seek input on the Company’s executive compensation programs.
—The HRC also reviewed and approved the Company’s comparator group for executive compensation benchmarking.
—The HRC reviewed and approved the executive management’s compensation, including the FY2024 STIP payout and FY2025 LTIP awards, as well as the CEO’s FY2025 objectives and performance.
—The HRC reviewed and approved the succession plan for the Company’s executives, conducted talent and leadership reviews as well as other HR and workplace culture initiatives.
—The HRC reviewed the Company’s retirement savings plans and the Retirement Plans Investment Policy.
—The HRC also reviewed the quarterly health and safety reports as well as the aviation safety and labour relations annual reports.

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Section 6 – Director Compensation
Director Compensation
This Section provides information pertaining to the compensation, actual Share ownership and Share ownership requirements of our non-employee Directors.
Our compensation program for non-employee Directors has the following objectives:
—Attract and retain highly qualified, committed and talented members of the Board with an extensive and relevant breadth of experience; and
—Align the interests of Directors with those of our Shareholders.
The Board sets the compensation of non-employee Directors based on recommendations from the Governance Committee.
The Governance Committee, with the support of its independent compensation consultants Meridian Compensation Partners (“Meridian”), reviews the compensation of non-employee Directors every second year, unless required sooner, and recommends to the Board such adjustments as it considers appropriate and necessary to recognize the workload, time commitment and responsibility of the Board and committee members and to remain competitive with market levels and structure of Director compensation.

Director compensation benchmarking and comparator group
To benchmark Directors’ compensation, the Governance Committee uses the same comparator group of companies as that used to benchmark Named Executive Officers’ (“NEOs”) compensation. This comparator group comprises a mix of Canadian and U.S. publicly-listed companies that have relevance to CAE in terms of head office location, market segment or business activities, and revenue and market capitalization.
—Same comparator group as for NEOs.
—Director comparator group last updated in FY2025.
—Directors are paid a flat all-inclusive fee to reflect responsibilities, time commitment and risks of being effective Directors.

Any Director who is also an employee of the Company or any of its subsidiaries does not receive any compensation as a Director.
Effective January 1, 2024, Directors’ all-inclusive fees were set as follows:

Position	Annual Fee[1]	Form of Payment[1]
Board Chair	$420,000	$230,000 in DSUs $190,000 in cash or DSUs at Director’s election
Board Member	$240,000	$155,000 in DSUs $85,000 in cash or DSUs at Director’s election
Board Committee Chair[2]	$25,000	Cash or DSUs at Director’s election
Board Committee Member	$11,000	Cash or DSUs at Director’s election
1.    Fees for Canadian resident Directors are earned and paid in Canadian dollars. Fees for non-Canadian resident Directors are earned and paid in U.S. dollars on the basis of a one-for-one exchange rate of Canadian dollars to U.S. dollars.
2.    The Governance Committee Chair compensation is $20,000. Committee Chairs do not receive additional compensation for Committee membership.
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Section 6 – Director Compensation
Refer to Section 7 – Executive Compensation of this Circular for the companies included in CAE’s latest comparator group and detailed selection criteria.
Non-Employee Directors’ Deferred Share Unit Plan (Directors’ DSU Plan)
A DSU is equal in value to one Share of CAE and accrues additional units in an amount equal to each dividend paid on Shares. DSUs earned by non-employee Directors vest immediately but are only redeemable after termination of the Director’s service with CAE. Payment in cash is then made based on the market value of the equivalent number of Shares, net of tax and any other applicable withholdings.
Risk mitigation
As per the terms of the DSU Plan, the rights and interests of a Director in respect of the DSUs held in such participant’s account are not transferable or assignable other than for specific cases of legal succession.
CAE maintains directors’ and executive officers’ liability insurance for its Directors and executive officers, as well as those of its subsidiaries as a group.

Minimum shareholding requirements
Directors are required to own the equivalent of five times the Board annual cash fee in the form of Shares and/or DSUs. The required holding must be achieved over a five-year period from the initial date of election of the Director to the Board.
A non-employee Director is not, once the minimum Share and/or DSU ownership target is reached, obligated to acquire more Shares or DSUs if the value of his/her investment in CAE drops due to stock market fluctuations.
—Minimum shareholding requirements align Directors’ and Shareholders’ interests.
—Equal to five times the annual Board cash fee.
—The required holding must be acquired over a five-year period from the initial date of election of the Director to the Board.

Anti-Hedging Policy
The policy provides that no Director or CAE executive (defined to include senior officers and vice-presidents) may, at any time, purchase or otherwise enter into financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds, that are designed to or that may reasonably be expected to have the effect of monetizing equity awards or hedging or offsetting a decrease in the market value of any CAE securities, including but not limited to DSUs.

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Section 6 – Director Compensation
Directors’ compensation table
The following table summarizes compensation earned by non-employee Directors of CAE during FY2025:

Name	Total Fees Earned	Paid in Cash	Paid in DSUs[1]
Ayman Antoun[10]	$266,051	—	$266,051
Margaret S. (Peg) Billson[2,8,10]	$338,155	$18,869	$319,287
Sophie Brochu	$263,152	—	$263,152
Patrick Decostre[3]	$216,626	—	$216,626
Elise Eberwein[2]	$366,328	$149,607	$216,721
Ian L. Edwards[5]	$158,562	—	$158,562
Marianne Harrison[2,10]	$401,940	—	$401,940
Peter Lee[7,9]	—	—	—
Katherine A. Lehman[2,7]	$46,179	—	$46,179
Alan N. MacGibbon[8]	$367,500	—	$367,500
Mary Lou Maher[10]	$280,051	$125,051	$155,000
François Olivier[8,10]	$234,676	—	$234,676
Gen. David G. Perkins, USA (Ret.)[2,8]	$319,247	—	$319,247
Michael E. Roach[4]	$33,102	—	$33,102
Calin Rovinescu[7]	$53,750	—	$53,750
Patrick M. Shanahan[2]	$356,465	$139,744	$216,721
Andrew J. Stevens[2,6]	$131,411	—	$131,411
Louis Têtu[7]	$32,122	—	$32,122
1.    Represents the value of DSUs determined based on the grant date fair value of the award in accordance with accounting standards. The value of each unit is set to the volume weighted average price of the Shares on the TSX during the five trading days preceding the dates of each grant.
2.    Non-Canadian resident Directors are paid in U.S. dollars on the basis of a one-for-one exchange rate of Canadian dollars to U.S. dollars. The amounts shown include payments made in U.S. dollars for each quarter of FY2025, which were converted to Canadian dollars using the exchange rate on the last business day of the respective quarter, being, for each U.S. dollar, $1.37 in Q1, $1.35 in Q2, $1.44 in Q3 and $1.44 in Q4.
3.    Mr. Decostre joined the Board on May 16, 2024.
4.    Mr. Roach ceased serving as a Director on May 16, 2024.
5.    Mr. Edwards joined the Board on August 14, 2024.
6.    Mr. Stevens ceased serving as a Director on August 14, 2024.
7.    Ms. Lehman and Messrs. Lee, Rovinescu and Têtu joined the Board on February 14, 2025.
8.    Ms. Billson and Messrs. MacGibbon, Olivier and Perkins ceased serving as Directors on February 14, 2025.
9.    Mr. Lee has waived all compensation as a Director, in accordance with Browning West’s policy requiring its employees sitting on a board of a portfolio company to waive any board compensation.
10.    In Q4 FY2024, the Board established an ad hoc Audit Subcommittee (comprised of Ms. Harrison (Chair), Mr. Antoun, Ms. Billson, Ms. Maher and Mr. Olivier) to meet regularly and oversee specific matters, notably accounting for and presentation of non-routine transactions including impairments, detailed reviews of unfavourable contract adjustments in the Defense and Security business and internal control and risk management practices related thereto. The Subcommittee met 7 times in FY2025 and held its final meeting in December 2024. Subcommittee members received a one-time retainer of $11,000 ($18,000 for the Chair) paid in accordance with the Company’s residency-based compensation practice.
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Section 6 – Director Compensation
Directors’ share-based awards
The following table shows for each non-employee Director the number of DSUs outstanding at the beginning of the fiscal year ended March 31, 2025, the number and the value of the DSUs that vested during such year, and the number and the value of all outstanding DSUs as at March 31, 2025. The non-employee Directors are not eligible to receive stock options or other option-based awards.

	Share-based Awards
Name	Number of DSUs at the Beginning of FY2025	Number of DSUs Vested During the Year[1]	Value Vested During the Year[2]	Number of DSUs at the End of FY2025	Market Value of DSUs not Paid Out or Distributed[3]
Ayman Antoun	14,362	8,978	$266,051	23,340	$825,754
Sophie Brochu	5,667	8,909	$263,152	14,576	$515,703
Patrick Decostre[4]	—	7,171	$216,626	7,171	$253,718
Elise Eberwein	9,176	7,307	$216,721	16,483	$583,174
Ian L. Edwards[5]	—	4,873	$158,562	4,873	$172,423
Marianne Harrison	38,751	13,449	$401,940	52,200	$1,846,834
Peter Lee[6,7]	—	—	—	—	—
Katherine A. Lehman[6]	—	1,282	$46,179	1,282	$45,345
Mary Lou Maher	17,671	5,252	$155,000	22,923	$810,999
Calin Rovinescu[6]	—	1,492	$53,750	1,492	$52,780
Patrick M. Shanahan	11,062	7,307	$216,721	18,368	$649,872
Louis Têtu[6]	—	892	$32,122	892	$31,543
1.    Represents the number of DSUs each non-employee Director earned during FY2025. The DSUs vest immediately but are redeemable and paid out only after the non-employee Director ceases to be a Director of CAE in accordance with the terms of the Directors DSU Plan. Numbers containing fractions have been rounded up for calculation purposes.
2.    The value was determined by multiplying the number of DSUs, including additional DSUs equivalent in value to the dividends paid on the Shares credited in-year, by the volume weighted average price of the Shares on the TSX during the five trading days preceding the dates of each grant. The DSUs are granted at the end of each quarter.
3.    The market value of the DSUs was determined by multiplying the number of all DSUs vested but not paid out or distributed, including additional DSUs equivalent in value to the dividends paid on the Shares credited in-year, as at March 31, 2025 by the closing price of the Shares on the TSX on March 31, 2025, which was $35.38. Numbers containing fractions have been rounded up for calculation purposes.
4.    Mr. Decostre joined the Board on May 16, 2024.
5.    Mr. Edwards joined the Board on August 14, 2024.
6.    Ms. Lehman and Messrs. Lee, Rovinescu and Têtu joined the Board on February 14, 2025.
7.    Mr. Lee has waived all compensation as a Director, in accordance with Browning West’s policy requiring its employees sitting on a board of a portfolio company to waive any board compensation.
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Section 7 - Executive Compensation
Letter from the Chair of the Human Resources Committee
Dear Shareholders,
On behalf of the board of directors, the Human Resources Committee (the “HRC”), as part of its mandate, oversees both CAE’s CEO succession planning process and the Company’s approach to executive compensation. We believe that our compensation framework directly links compensation to CAE’s long-term performance and value creation for our Shareholders.
CEO succession was the primary task undertaken by the HRC this past year. The task was carried out by a CEO Search Committee that comprised Mary Lou Maher and Peter Lee as Co-Chairs in addition to CAE’s new Chair, Calin Rovinescu, all of whom actively participated in the recruitment process. CAE’s Board members, executive management team, and external consultants all supported the recruitment process and with a steadfast commitment to advancing operational excellence. During the search, CAE evaluated a diverse group of candidates, emphasizing the skills and experiences necessary to guide CAE into the future. The new CEO was selected for, among other qualities, transparency, accountability, and alignment with CAE’s potential for significant financial growth.
For executive compensation, we believe it is important to provide transparent disclosure of CAE’s performance, all aspects of our executive compensation program, the alignment between performance and compensation outcomes and feedback from our ongoing engagement with our Shareholders. In August 2024, the Company’s annual “Say on Pay” advisory vote received strong support, with 94.8% of shareholders’ votes in favour of CAE’s disciplined approach to executive compensation.
CEO Transition
In November 2024, after 20 years of dedicated service with CAE, including 15 years as President and Chief Executive Officer, CAE announced Marc Parent’s departure, effective at the Annual General Meeting on August 13, 2025. The HRC and Board are deeply grateful for Marc’s exemplary leadership and commitment to CAE. We extend our heartfelt thanks, congratulations and best wishes to him for a well-deserved next chapter. To ensure strong continuity in leadership, the Board of Directors, on the advice of the CEO Search Committee, unanimously appointed Matthew Bromberg as CAE’s next President and CEO. He will join the company on June 16, 2025, as Incoming President and CEO, working closely with Mr. Parent during the transition period.
Linking Pay and Performance
During FY2025, our Named Executive Officers’ (NEO) compensation outcomes were closely tied to CAE’s performance. The Short-Term Incentive Plan (“STIP”) pays out based on performance targets on adjusted earnings per share* (“EPS”) and revenue metrics. In assessing the CEO’s compensation outcomes for FY2025, the Board considered the overall performance of the Company and the key strategic achievements during FY2025.
Based on this, the Board assessed the CEO’s 25% individual performance component for FY2025 at 178% of target, reflective of: the CEO’s leadership and the many achievements in the business; and the CEO’s accountability for the overall results of the business. This, combined with the 103% corporate performance factor, resulted in an overall STIP payout for the CEO of 122% of target.
The Long-Term Incentive Plan (“LTIP”) is weighted 60% to Performance Share Units (“PSU”s), 20% to Restricted Share Units (“RSU”s) and 20% to Stock Options to provide a balanced focus on performance, long term Share price appreciation and shareholder aligned retention. Our PSUs granted in FY2025 vest contingent on the achievement of adjusted segment operating income margin*, Cash from operations and adjusted ROCE* targets. Our PSUs granted in FY2023 whose performance period concluded in FY2025 was tied to two financial metrics, adjusted Earnings per Share* (“EPS”) and free cash flow*, weighted 75% and 25% respectively, and paid out with a performance factor of 63%.
The majority of each executive’s compensation continues to be at risk, contingent on performance and a significant proportion of each executive’s compensation is in the form of equity-based compensation which aligns compensation outcomes with our performance and Shareholders experience over the longer term.
*Non-IFRS and Other Financial Measures (see Appendix B).
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Section 7 - Executive Compensation
Shareholder Engagement
In FY2025, we engaged in meaningful discussions with our largest investors, addressing key topics such as our ongoing CEO succession process. We held over 20 director engagement sessions to gather valuable feedback and ensure alignment with shareholder expectations. Our directors and investor relations team actively listened to shareholder input and took thoughtful actions to address them.
Please refer to Section 7 – Executive Compensation – Compensation Discussion and Analysis – Shareholder Engagement.
Operational and Financial Performance Highlights
In FY2025, CAE maintained its focus on four strategic pillars:
—Efficient growth
—Technology and market leadership
—Revolutionizing training and critical operations
—Skills and culture
Looking Ahead
As we move into FY2026, we will maintain open and frequent dialogue with our shareholders, fostering an exchange of ideas, and ensuring our strategies and governance practices continue to align with our business objectives. This ongoing engagement helps us remain responsive to shareholder feedback and supports our goal of creating substantial value for all stakeholders.
The HRC believes that our compensation programs continue to focus on the alignment between our performance and compensation outcomes as well as the interests of our Shareholders.
Sincerely,

Mary Lou Maher Chair of the Human Resources Committee

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Section 7 - Executive Compensation
Compensation Discussion and Analysis
This Section describes our compensation philosophy, policies and programs, and provides the details with respect to the compensation awarded to our Named Executive Officers (“NEO”) in FY2025.

For FY2025, our NEOs were:
—    Marc Parent, President and Chief Executive Officer
—    Constantino Malatesta, Interim Chief Financial Officer
—    Carter Copeland, Chief Strategy and Performance Officer
—    Mark Hounsell, Chief Legal and Compliance Officer, and Corporate Secretary
—    Nick Leontidis, Chief Operating Officer
—    Sonya Branco, Former Executive Vice President, Finance and Chief Financial Officer

Where to find it

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Section 7 - Executive Compensation
Executive Summary
CAE Performance
In FY2025, CAE realized significant growth with revenue, adjusted backlog*, and adjusted segment operating income* increasing across the enterprise. Our Civil business remains the leader in its markets, and our Defense & Security (“D&S”) business recovered from prior-year challenges to deliver consistent operational execution, steady growth, and improved performance, as expected.
The long-term growth prospects in our markets remain strong, supported by sustained demand for air travel and a growing global middle class, heightened defence training requirements and expenditures, especially in Europe and Canada, and an increasing customer interest in market-leading software solutions. Additionally, we see continued prospects for further market share expansion resulting from our organic investments in both technology and capacity. In the face of near-term geopolitical and financial uncertainty, our strong market position, sound financial health, and committed leadership team ensure we are well-prepared for future challenges.
This year, our Defense & Security business demonstrated consistent performance, with improving adjusted segment operating income margin* and revenue growth of over 8%. Refreshed leadership and a new organizational structure have generated recurring cost savings, improved performance, and enhanced synergies across the enterprise. The ongoing recovery of our D&S business, enabled by consistent execution and retirement of Legacy Contracts, serves as a positive development for our company and its multi-year outlook. The growth outlook for D&S continues to be steady and attractive with significant opportunities across the global pipeline. In the near-term, key positions on several generational programs will serve as the backbone of our growth, particularly in Canada. Adjusted order intake* continues to be a positive indicator with four successive years of our book-to-sales ratio* exceeding 1x (1.99x this year). Our Civil Aviation segment had another strong year, with book-to-sales* at 1.35x and double-digit revenue growth despite external market challenges amidst a slower pilot hiring environment in the United States. Our commercial products and training businesses have strong growth prospects, driven by increasing air travel demand and growing customer interest in outsourcing their training operations. In business aviation training, market activity has stabilized after a post-pandemic surge. Nevertheless, our business aviation team has delivered growth in excess of the market. Additionally, the team has further consolidated their position with the increase of our stake in SIMCOM Aviation Training (“SIMCOM”) and the subsequent extension of our exclusivity agreement with Flexjet bringing it to 15 years and has deployed multiple simulators and stood up new training centres around the world. These investments are done in lockstep with customer demand and make us more essential and accessible to our customers. FY2025 was an important year in our airline operations digital solutions business, now called Flightscape, with major pursuits and renewals and the completion of the product development effort of our Unified Task Board, representing a streamlined solution that will redefine the way that airlines digitally manage their Operational Control Centres and limit disruption. We are optimistic about the ongoing benefits of CAE’s scale and synergy across our enterprise, bolstered by the significant strides we’ve made in both market expansion and technology investment. For both our Civil and Defense customers, we believe that CAE is the unquestioned standard for safety, efficiency and mission readiness. In FY2025, we maintained our strategic focus on four main strategic pillars. The key accomplishments for each are as follows:
Efficient Growth:
—Continued expansion of company adjusted segment operating income margin* to 15.5%.
—Progressed ahead of plan with the retirement of contractual risks and Legacy Contracts in D&S. D&S delivered strong top-line growth of ~8% and grew adjusted segment operating income* nearly $150M YoY with operational and financial momentum building throughout the year.
—Continued strong performance in Civil Aviation despite market challenges, including a full year adjusted segment operating income margin* of 21.5%.
—Saw continued strong growth in both revenues and adjusted order intake*. For the full year, consolidated revenue growth of 10% was led by 11% growth in Civil. Adjusted order intake* soared, reaching ~$7.7 billion for a full-year book-to-sales ratio* of 1.64x.
—Generated strong free cash flow for the year, at a cash conversion rate* of ~211%+.
—Enhanced discipline and prioritization around capital expenditures, and research & development spending, to focus on customer requirements and the best risk-adjusted return opportunities.
—Removed significant shared costs from corporate structure and streamlined leadership teams through maturation of the COO organization, driving financial savings and efficiency gains.
—Conducted collaborative and proactive risk management analysis to navigate geopolitical and macroeconomic turmoil in core markets.

*Non-IFRS and Other Financial Measures (see Appendix B).
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Section 7 - Executive Compensation
Technology and Market Leadership:
—Signed several new training agreements with airline customers, and sold devices to customers within Commercial Aviation.
—Experienced significant growth in our business aviation business, headlined by our consolidation of SIMCOM and subsequent extension of our long-term training exclusivity agreement with FlexJet and several new training customers.
—Expanded our Civil training centre footprint further in FY2025 with 27 simulators deployed across Commercial and Business Aviation and training centres in Sydney (Qantas), Athens (Aegean), and Savannah (Gulfstream platforms) fully operational.
—Celebrated the opening of our new Air Traffic Services Training Centre in Montreal in partnership with NAV Canada, training air traffic controllers and flight service specialists.
—Secured several long-term airline operations digital solutions deals.
—Named a strategic partner to work with the Royal Canadian Air Force (“RCAF”) to develop and refine the Future Fighter Lead-in Training (FFLIT) program, which will prepare and train pilots for the transition to Canada’s future fighter jets.
—Won work on key Canadian defence programs, including FAcT and RPAS. FAcT is a 25-year $11B+ opportunity for CAE and its SkyAlyne joint venture to work alongside the Royal Canadian Air Force to transform and reimagine training. This program represents a significant step forward to prepare Canadian Military Pilots, Air Combat Systems Officers, and Airborne Electronic Sensor Operators for tomorrow’s challenges. RPAS or Remotely Piloted Aircraft Systems will enable CAE to deliver aircrew and maintenance technician training, supporting training devices and courseware to meet Canada’s RPAS requirements and support the MQ-9B SkyGuardian.
—Strengthened relationships with OEM and regulatory partners, including critical EASA/FAA thought leadership and committee participation.
—Continued to deliver significant improvement with all USA legacy programs , in addition to making continued progress on other strategic programs.
—Maintained sustainability as a core part of our strategy and FY2025 included a strategic transition to science-based targets (SBTi).
Revolutionizing Training and Critical Operations:
—Awarded silver in the Aerospace and Flight Technologies category at the prestigious Edison Awards for our eSeries dome technology.
—Developed and demonstrated CAE’s groundbreaking immersive trainer using the Apple Vision Pro.
—Continued development on CAE Connect, our unified platform and customer portal for over 5,000 business aviation customers, with positive initial user feedback.
—Deployed over 100 simulators with CAE RISE, including the delivery of critical insights to several business aviation customers.
—Launched the Unified Task Board in Flightscape, enabling automated real-time decision making for airline operations in one integrated solution.
—Expanded internal AI use cases focused on efficiency, productivity and customer satisfaction.
Skills & Culture:
—Appointed a Chief People and Sustainability Officer (CPSO), reinforcing CAE’s noble mission, values, employee value proposition, and enhancing our safety culture throughout the organization.
—Remained a highly desirable employer and continued to be recognized as such through prestigious awards: Canada’s Top 100 employer, Top Employers for Young People, World’s best companies by Forbes, and a Top Montreal Employer for the 5th year in a row.
—Successfully rolled out our objective-setting framework (OKRs) to the Director level across the organization, reaching over 600 people-leaders and improving transparency in strategic goals throughout the organization.
—Renewed effort to develop and deliver internal trainings and micro learning, including a special focus on skills of the future and business skills for high-potential employees.
—Enhanced candidate and employee experience through several initiatives like CAEWelcome, our new global onboarding program and CAEAltitude, our development program for High potential employees.
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Section 7 – Executive Compensation
Compensation Decisions
NEW in FY2025
The Committee approved and incorporated the following modifications to its compensation program for FY2025.
Short-Term Incentive Plan (STIP)
The following changes were included in the STIP as of April 1st of 2024 (FY2025):
—The Corporate Performance Factor is now composed of two financial measures, adjusted EPS* and revenue, respectively weighted 2/3rd and 1/3rd. These two measures strengthen focus on profitable growth.
—The financial component of our STIP (representing 75% of the payout) is now a mix of Business Unit and CAE financial performance (2/3rd weighting to BU performance and 1/3rd weighting to CAE performance) for our Business Unit Leaders. The President and Chief Executive Officer and his direct reports continue to have financial performance measured 100% on CAE consolidated results.
—The STIP performance grid has been adjusted to pay out at 50% of target for the achievement of threshold performance. As before, payout is 0% if performance is below the threshold level.
Long-Term Incentive Plan (LTIP)
—Our FY2025 LTIP remained unchanged from FY2024 design.
—The LTIP performance grid has been adjusted to pay out at 50% of target for the achievement of threshold performance. As before, payout is 0% if performance is below the threshold level.

In FY2026
Short-Term Incentive Plan (STIP)
—Our FY2026 STIP will remain unchanged from FY2025 design, with the financial component being a mix of Business Unit and CAE financial performance.
—To assess financial performance under the STIP plan, CAE will continue to focus on two financial measures, adjusted EPS* and revenue, respectively weighted 2/3rd and 1/3rd to promote strong and profitable growth. The STIP performance grid will still pay out at 50% of target for the achievement of threshold performance, and as before, will pay at 0% if performance is below the threshold level.
Long-Term Incentive Plan (LTIP)
—Our FY2026 LTIP will remain unchanged from FY2025 design.
—The LTIP performance grid will still pay out at 50% of target for the achievement of threshold performance, and as before, could pay as low as 0% if performance is below the threshold level.
Comparator Group
—The Committee decided to revise the peer group to better position CAE among its peers and include more industry competitors (see Section 7 – Executive Compensation – Compensation Discussion and Analysis – Comparator Group).

*Non-IFRS and Other Financial Measures (see Appendix B).
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Section 7 – Executive Compensation
Shareholder Engagement
At CAE, we recognize that active engagement with our shareholders and stakeholders is crucial for fostering transparency, facilitating open dialogue, and sharing our vision. Over the past year, the former Chair of the Board, the Chair of the HRC, CAE Directors and executives, and our investor relations team have engaged extensively with our top shareholders through various initiatives. This period was marked by significant transitions, including the appointment of our new CEO and substantial changes to our Board, with the appointment of a new Board Chair and five additional Board members.
Our shareholders called for change, and we answered with decisive action, building on our ongoing initiatives.
We value the perspectives of our shareholders and actively engage to understand their views, concerns, and priorities related to our business operations, succession planning, performance, and executive compensation programs. In FY2025, we conducted over 20 director engagement sessions to gather valuable feedback and ensure alignment with shareholder expectations. These sessions provided insightful perspectives that reinforced our focus on long-term value creation. Our directors and investor relations team actively listened and responded to shareholder input.
—Earnings calls: CAE executives engage with the investment community on a quarterly basis to review CAE’s financial and operating results and outlook;
—Direct outreach to investors: Our investor relations team is dedicated to maintaining regular communication with shareholders, addressing their questions and concerns promptly. Since FY2023, we have initiated proactive engagement processes, which continued through FY2024 and FY2025. These efforts included meetings to discuss key topics such as CEO succession and Board renewal, ensuring that shareholder perspectives are considered in our decision-making;
—Annual meeting of Shareholders: This event, along with quarterly presentations, is webcast and accessible to a broad audience of investors. Presentations, audio recordings, and transcripts of both the presentation and the Q&A section are available on our website for at least 12 months following the events.
In response to the valuable feedback received from our shareholders, we have implemented several key initiatives to address their concerns and drive long-term value creation:
—Board Renewal: Over the past two years, we have refreshed our Board, consulting with shareholders to introduce new members with diverse skills and experiences. In FY2025, we appointed six new Board members, including our new Chair of the Board. The Board brings strategic leadership and global operations expertise, governance skills and strategic oversight, extensive experience in governance and strategic leadership, and technological expertise and innovation.
—Operational Efficiency: We have implemented cost-saving initiatives led by our newly appointed COO, Nick Leontidis, which are expected to decrease recurring costs and optimize revenue.
—Financial Strategy: We have prioritized financial strategies to enhance value creation. Our focus on improving earnings per share, return on capital employed, and free cash flow has strengthened our financial performance, increased shareholder value, and provided a solid foundation for sustainable growth. Optimized capital investment plans and strategic capital allocation have resulted in better investment timing and enhanced execution, particularly in the defence sector, driving overall efficiency and profitability.
As we move into FY2026, we remain committed to maintaining open and frequent dialogue with our shareholders. This ongoing engagement helps us stay responsive to shareholder feedback and supports our goal of creating substantial value for all stakeholders.

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Section 7 – Executive Compensation
Succession Planning
The Board, with the assistance of the Human Resources Committee, provides oversight of succession planning, including the review and approval of the succession plans for the President and Chief Executive Officer and other senior employees of the Company. After announcing Marc Parent’s departure and consistent with its ongoing and rigorous succession planning process, the Board of Directors retained a leading executive search firm to conduct a comprehensive global search, evaluating both internal and external candidates to identify a new CEO to lead the Company into the future. Together, the Board and external advisors determined an appropriate transition period, during which Mr. Parent would continue to lead CAE in his role as CEO and as a member of the Board of Directors to advance CAE’s strategic objectives and ensure an effective transition.
In fiscal year 2025, CAE undertook pivotal steps in its leadership transformation by appointing six new directors to its Board of Directors. As part of this renewal, a CEO Search Committee was established in February 2025. The committee, co-chaired by Mary Lou Maher, Chair of the Human Resources Committee, and Peter Lee, with support from Mr. Rovinescu, was tasked with advancing the recruitment process previously overseen by the Board’s Human Resources Committee.
Building on the ongoing succession planning efforts, the CEO Search Committee advanced the robust process, which included evaluating candidates and consulting with the executive search firm. Throughout this phase, the CEO Search Committee dedicated efforts to:
—Focusing on a CEO profile that outlines the leadership qualities and demonstrable history of driving long-term value creation, strong team leadership and followership and superior performance, within a large public company with international operations;
—Identifying pertinent experience within the aerospace and defence sectors;
—Driving operational excellence that resulted in enhanced margins, free cash flow, and return on invested capital, along with effective capital allocation decisions;
—Regularly reviewing and updating the CEO profile to reflect the evolving internal and external environments, including the necessary capabilities and experiences to lead CAE;
—Overseeing an internal and external review of potential CEO talent which includes a slate of candidates with diverse skills and experience;
—Conducting in-depth assessments of internal and external candidates and their experiences against the CEO profile.
At the conclusion of a rigorous global selection process, the Board of Directors, on the advice of the CEO Search Committee, unanimously appointed Matthew Bromberg as President and Chief Executive Officer of CAE, effective August 13, 2025. Mr. Bromberg will join CAE on June 16, 2025, as Incoming President and CEO, working closely with Marc Parent throughout the transition to ensure continuity and a smooth handover of leadership responsibilities.
Mr. Bromberg is a proven leader with deep experience in both aerospace and defence, involving large-scale international operations. He brings decades of leadership at major global public companies and has a strong track record in driving operational excellence, transformation, and growth. His appointment reflects the Board’s confidence in his ability to lead CAE’s continued evolution and strategic growth in the years ahead. We are confident that under Mr. Bromberg’s leadership, CAE will continue to build on its strong foundation and deliver long-term value for its stakeholders in Quebec, Canada, and around the world. We welcome Mr. Bromberg to his new role and look forward to an exciting future under his leadership.
In addition, the CEO, with the approval of the Board of Directors, retained a leading executive search firm to conduct a comprehensive global search for the CFO position, evaluating both internal and external candidates. This search is underway and is expected to be concluded in the next fiscal year.
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Section 7 – Executive Compensation
Compensation Philosophy
Compensation Objectives
Much of CAE’s success in developing and growing its worldwide business is attributable to our highly qualified and motivated employees. The executive compensation programs are based on a pay-for-performance philosophy. Executives receive salaries, annual short-term incentive awards contingent upon attaining consolidated business results and individual achievements, and long-term incentive awards that motivate executives to create increasing and sustainable value for Shareholders. In addition, executives receive perquisites and participate in pension and benefits programs.

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Section 7 – Executive Compensation
Compensation principles
The principles underlying CAE’s executive compensation programs are as follows:

Pay for performance	The majority of compensation is variable, contingent on and directly linked to financial and operational performance metrics, and CAE’s Share price.
Balance	The portion of total compensation that is performance-based increases with an executive’s level of responsibility and strategic scope of the role.
Long-term focus	Long-term stock-based compensation opportunities have a greater weight than short-term cash-based opportunities for our executive leaders.
Shareholder alignment
The financial interests of executives are directly aligned with the interests of our Shareholders through stock-based compensation, and annual and long-term performance metrics that correlate with sustainable Shareholder value growth.

Competitiveness
Total compensation is market competitive to attract, retain, and motivate CAE’s executive team while fostering entrepreneurial spirit. This is achieved by setting target compensation competitively with the median of our comparator group with compensation outcomes above the median when performance is strong and below median when it is not.

Responsibility
Financial and operational performance must not compromise our ethical, environmental and health and safety objectives, outlined in our Code of Business Conduct. Commitment to ethical and corporate responsibilities fundamentally underlies all aspects of our behavior and compensation plans, which provide for compensation to be reduced if these objectives are not upheld.

The following illustrates the relative weight of each compensation policy element, at target:

President and CEO	Other NEOs

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Section 7 – Executive Compensation
Executive Compensation Programs
CAE’s executive compensation program has five main components: base salary, short-term incentive, long-term incentives, pension, and perquisites and benefits. The table below provides highlights of each component and describes the purpose and CAE’s policy for each component.
Overview

	Form	Plan Highlights	Plan Objectives	Policy
Base Salary	Cash	Fixed pay annual review	Provide a base of regular income to attract and retain qualified leaders Recognize scope and responsibilities of the position as well as the experience and sustained performance of the individual	Set competitive with the median of the comparator group
Short-term Incentive (STIP)	Cash	Annual award based on corporate (75%) and individual objectives (KPIs) (25%) Executives can elect to receive some or all STIP payment as Executive Deferred Share Units
Reward the achievement of the Company’s financial and operational objectives

Reward the achievement of individual objectives aligned with the executive’s area of responsibility and role in realizing operational results

Drive superior individual and corporate performance
Set competitive with the median of the comparator group Designed to result in above median payouts for superior performance Performance metrics are aligned to the strategic plan and approved annually
Long-term Incentive (LTIP)	Performance Share Units (60%), Restricted Share Units (20%), Stock Options (20%)	LTIP value is awarded in different medium to long-term compensation vehicles with both time and performance vesting based on achievement of longer-term financial objectives	Align management’s interests with Shareholders value growth Reward the achievement of sustained market performance Attract and retain key talent
Set competitive with the median of the comparator group

Ability to award LTI within a range and impact of Share price and financial performance designed to provide pay outcomes closely aligned with performance

Pension	Monthly pension in cash at retirement
Defined Benefit Plan for executives representing 2% of average 5 best years of earnings (salary plus STIP), per year of pensionable service

Supplementary Plan offered to the NEOs for pension above the income tax act cap on registered plans
			Support retention of key executives	Set consistent with historical approach
Perquisites and Other Benefits	Employee Stock Purchase Plan (“ESPP”) Perquisites
ESPP: Employees and executives may purchase CAE Shares up to 18% of their base salary; CAE matches 50% of the employee contributions, up to a maximum of 3% of the employee’s annual base salary

Perquisites: Cash allowance to cover certain expenses to support health and well-being
			Provide executives with a Share ownership building vehicle	Set to be market competitive

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Section 7 – Executive Compensation
Base salaries
The base salaries of the President and CEO and other NEOs are determined in accordance with CAE’s compensation philosophy and policies. CAE’s executives’ salaries are positioned within a competitive range around the market median, based on the individual’s performance and level of experience and the scope and responsibilities of the role.
Base salaries are reviewed by the HRC annually considering individual achievements, general performance, benchmark information and market conditions.
Annual Incentive Program Design

—The annual short-term incentive plan motivates the achievement of specific annual financial and operational results
—To further strengthen alignment with Shareholders the overall corporate performance factor is capped at 100% if the adjusted EPS* result does not meet the target

The Short-Term Incentive Plan (STIP) provides for an annual cash incentive for executives and management employees based on CAE’s consolidated performance and individual achievements. The STIP motivates the achievement of specific annual financial and operational results, aligned with the corporate goals and strategy.
The table below outlines FY2025 STIP target ranges by NEO, which range from 0% to 250% of target for each executive:

STIP Target as a % of Base Salary
NEO	Minimum	Target	Maximum
Marc Parent	0%	125%	250%
Constantino Malatesta [1]	0%	75%	150%
Carter Copeland	0%	75%	150%
Mark Hounsell	0%	55%	110%
Nick Leontidis[2]	0%	85%	170%
Sonya Branco[3]	0%	75%	150%
1.    This percentage of base salary represents Mr. Malatesta's annual STIP target for his interim role as Chief Financial Officer, effective August 12, 2024. This annual STIP target is in line with the pay practices previously adopted for Sonya Branco, former Chief Financial Officer.
2.    STIP target percentage for Mr. Leontidis has been changed following his appointment as Executive Vice President, Chief Operating Officer, effective May 14th, 2024.
3.    Ms. Branco’s departure was on August 31, 2024.
The STIP is based 75% on CAE performance and 25% on the executive’s individual performance. The Company performance factor consists of financial measures of varying weights that total 100%. The year-end result for each measure is assessed against predefined targets that are set and approved by the HRC at the beginning of the year. The individual performance factor is based on the executive’s performance against annual objectives and additional predefined quantitative and qualitative goals that reflect the strategic and operational priorities critical to each executive’s role.
*Non-IFRS and Other Financial Measures (see Appendix B).
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Section 7 – Executive Compensation
The table below illustrates the annual STIP payout calculation for NEOs
In FY2025, the Company performance factor was based on two financial measures detailed in the table below:

STIP Measure
Performance Measure	Why this Measure is important	Weighting
Adjusted EPS*	Intended to keep management focused on EPS achievement as a critical metric reflecting the profitability of the Company and directly linked with Shareholders interests	67%
Revenue	Highlights the importance of revenue growth in the Company strategy	33%
To further strengthen alignment with Shareholders the overall corporate performance factor is capped at 100% if the adjusted EPS* result does not meet the target approved by the Board of Directors.
NEW In FY2025, the financial component of our STIP (representing 75% of the payout) represented a mix of Business Unit and CAE financial performance (2/3rd weighting to BU performance and 1/3rd weighting to CAE performance) for our Business Unit Leaders. The President and CEO and his direct reports continued to be measured 100% on CAE overall financial results. This change aligned our compensation programs with market and reduces compensation risk.
Additionally, adjusted EPS* and revenue were the two financial performance measures to calculate the Corporate Performance Factor, weighed 2/3rd and 1/3rd, respectively and pay out was set at 50% of target for the achievement of threshold performance. As before, payout is 0% if performance is below the threshold level.
Compensation considers each executive’s responsibility to always act in accordance with our values and our ethical, environmental and health and safety objectives, outlined in CAE’s Code of Business Conduct. Following a review at year-end that considers overall business and individual performance as well as the performance of the business from a holistic and strategic perspective, the STIP payments for the President and CEO’s direct reports are approved by the HRC and, for the President and CEO, by the Board upon the HRC’s recommendation. Canadian and US-based executives can elect to defer all or a portion of the STIP payment as Executive Deferred Share Units. The amount deferred is converted into a number of DSUs, (see details under Section 7 – Executive Compensation – Compensation Discussion and Analysis – Executive Compensation Programs – Long Term Incentive Program Design – Executive Deferred Share Units).

*Non-IFRS and Other Financial Measures (see Appendix B).
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Section 7 – Executive Compensation
Long-Term Incentive Program Design

CAE’s long-term incentive plan aligns management’s interests with Share price growth and related Shareholder value creation, and rewards sustained market performance.
The LTIP is designed to reward executives for their contribution to the creation of Shareholder value. For NEOs other than the CEO, the value of the LTIP grants varies by the level of responsibility and scope and is based on each executive’s performance as assessed by the HRC and the Board.
The table below outlines FY2025 LTIP target ranges by NEO:

LTIP Target as a % of Base Salary
NEO	Minimum	Target	Maximum
Marc Parent	-	585%	-
Constantino Malatesta [1]	-	50%	-
Carter Copeland[2]	70%	135%	200%
Mark Hounsell	40%	95%	150%
Nick Leontidis[3]	150%	225%	275%
Sonya Branco	100%	175%	250%
1.    LTIP target percentage represents Mr. Malatesta’s target for FY2025 as Chief Accounting Officer and Vice-President, Controller Office.
2.    LTIP target percentage for Mr. Copeland has been modified, following his appointment as Chief Strategy and Performance Officer, effective May 14th, 2024
3.    LTIP target percentage for Mr. Leontidis has been modified following his appointment as Chief Operating Officer, effective May 14th, 2024.
CAE’s LTIP is comprised of PSUs, RSUs and Stock Options. All NEOs were eligible for an annual grant under each of these plans, and awards were allocated as follows:

LTIP Mix
Components	Weighting	Vesting
PSUs	60%	3-year cliff vesting
RSUs	20%	3-year cliff vesting
Stock Options	20%	4-year ratable vesting (25% per year)

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Section 7 – Executive Compensation
Performance Share Units

—PSUs directly tie CAE executives to the achievement of the CAE strategic plan.
—One PSU is equal in value to one Share of CAE.
—Vesting: 3-year cliff subject to the achievement of set performance criteria and the participant’s continued employment with CAE.
—Performance condition: Financial targets as set in the 3-year strategic plan approved by the Board. —Maximum payout multiplier set at 200%.
PSUs are a long-term incentive vehicle that vest based on the achievement of financial performance that is directly tied to the achievement of the CAE strategic plan.
In FY2024, CAE adopted the Omnibus Incentive Plan, pursuant to which the Company may grant PSUs that may be settled in Shares issued from treasury, which was approved by our Shareholders at the annual and special shareholders’ meeting held on August 9, 2023, further encouraging CAE ownership by employees. Please refer to Section 7 – Executive Compensation – Compensation Discussion and Analysis – Executive Compensation Programs – Long Term Incentive Program Design – Omnibus Incentive Plan
Since FY2024, based on feedback received from our Shareholders, the PSU performance measures used by the Company include three equally weighted financial measures: adjusted segment operating income margin*, net cash provided by operating activities and adjusted ROCE*. These measures were used for PSUs granted under the Omnibus Incentive Plan in FY2025 and are further described below:

PSU Performance Measures
Driver	Performance Measure	Weighting	Why this Measure is Important	Performance Assessment
Profitability	Adjusted segment operating margin*	33%	Reflects the efficiency and profitability of the Company's core operations after deducting operating expenses (excluding interest and taxes)	Measured yearly and weighted: - 1/6th year one - 1/3rd year two - 1/2 year three
Growth	Cash from operations	33%	Focuses on the cash inflows and outflows directly related to the Company's day-to-day business operations, providing a clear picture of the Company's ability to generate cash to meet its obligations	Measured as a cumulative amount over a 3-year period
Return	Adjusted ROCE*	33%	Measures the efficiency with which the Company utilizes its capital to generate profits	Measured at the end of year 3

*Non-IFRS and Other Financial Measures (see Appendix B).
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Section 7 – Executive Compensation
Restricted Share Units

—RSU is equal in value to one Share of CAE.	—Vesting: 3-year cliff subject to the participant’s continued employment with CAE.
RSUs are awarded to executives and senior management of CAE and its subsidiaries to enhance alignment with Shareholders and increase the resilience of the long term incentive program.
In FY2024, CAE adopted the Omnibus Incentive Plan, pursuant to which the Company may grant RSUs that may be settled in Shares issued from treasury, which was approved by our Shareholders at the annual and special shareholders’ meeting held on August 9, 2023, further encouraging CAE ownership by employees. Please refer to Section 7 – Executive Compensation – Compensation Discussion and Analysis – Executive Compensation Programs – Long Term Incentive Program Design – Omnibus Incentive Plan.
Stock Options

—Exercise price equal to the volume weighted average trading price of the Shares on the TSX for the five (5) trading days before the date of the grant	—Option term: 7 years. —Vesting: 25% per year starting on the first anniversary date of the grant.
In FY2024, CAE adopted the Omnibus Incentive Plan, pursuant to which the Company may grant Stock Options settled in shares issued from treasury, which was approved by our Shareholders at the annual and special shareholders’ meeting held on August 9, 2023. Awards granted under the ESOP remain outstanding and governed by the terms of the ESOP, but no new award will be granted under the ESOP. Please refer to Section 7 – Executive Compensation – Compensation Discussion and Analysis – Executive Compensation Programs – Long Term Incentive Program Design – Omnibus Incentive Plan.
Omnibus Incentive Plan

—Encourage greater Share ownership —Stock Options are settled in Shares issued from treasury —PSUs and RSUs are settled in Shares, in cash or in a combination thereof	—Provides flexibility to the Company to grant both whole Share awards, such as PSUs and RSUs as well as Stock Options
In an effort to streamline its equity-based incentive plans, to encourage greater Share ownership by employees and to foster a greater alignment between the long-term interests of the Shareholders and the interests of employees, the Board of CAE adopted on May 31, 2023 the Omnibus Incentive Plan (“Omnibus Incentive Plan”) which was approved by our Shareholders at the annual and special shareholders’ meeting held on August 9, 2023. The Omnibus Incentive Plan is a single plan that allows for different types of equity awards to be granted and to be settled through the issuance of Shares from treasury. The Omnibus Incentive Plan provides flexibility to the Company to grant both whole Share awards, such as PSUs and RSUs as well as Stock Options. The Omnibus Incentive Plan provides that Stock Options will be settled in Shares issued from treasury, while PSUs and RSUs will be settled in Shares (either issued from treasury or purchased on the open market), in cash or in a combination thereof. The Omnibus Incentive Plan does not permit Option grants to non-employee directors. These features of the Omnibus Incentive Plan enhance the ability of the Company to attract, retain and reward key individuals to advance its business strategy, while promoting a greater alignment of interests with the Shareholders of the Company.
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Section 7 – Executive Compensation
The HRC is responsible for administering and interpreting the Omnibus Incentive Plan. Under the terms of the Omnibus Incentive Plan, the HRC will, in its sole discretion, from time to time designate the executive officers and employees to whom awards shall be granted and determine, if applicable, the number of Shares to be covered by such awards and the terms and conditions of such awards.
The Omnibus Incentive Plan provides that the maximum number of Shares that may be issued thereunder cannot exceed 10,000,000 (representing 3.12% of the issued and outstanding Shares as at March 31, 2025).
The terms and conditions relating to the grants of PSUs, RSUs and Stock Options under the Omnibus Incentive Plan include the following:
Share Units
The HRC is authorized to grant PSUs and RSUs evidencing the right to receive Shares (issued from treasury or purchased on the open market), cash based on the value of a Share or a combination thereof at some future time to eligible persons under the Omnibus Incentive Plan.
RSUs generally become vested, if at all, following a period of continuous employment. PSUs are similar to RSUs, but their vesting is based on the attainment of specified performance metrics as may be determined by the HRC. The terms and conditions of grants of RSUs and PSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these awards will be set out in the participant’s grant agreement. Subject to the achievement of the applicable vesting conditions, the payout value of a PSU or RSU will generally be determined on the settlement date using the volume weighted average price of the Shares on the TSX for the last five (5) trading days (as opposed to the market value of the Shares on the TSX for the past 20 trading days, as it is the case under the legacy PSU Plan and RSU Plan).
Stock Options
All Stock Options granted under the Omnibus Incentive Plan have an exercise price equal to the volume weighted average trading price of the Shares on the TSX for the five (5) trading days before the date of the grant. A Stock Option shall be exercisable during a period established by the HRC which shall not be more than ten (10) years from the grant of the Stock Option. The Omnibus Incentive Plan provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a black-out period or within nine (9) trading days following the end of a black-out period. In such cases, the extended exercise period shall terminate ten (10) trading days after the last day of the black-out period.
For detailed disclosure pertaining to the terms and conditions of the Omnibus Incentive Plan, see Appendix D titled “Summary of the Omnibus Incentive Plan”. A complete copy of the Omnibus Incentive Plan can be accessed on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.
Executive Deferred Share Unit Plan

—Executive DSU Plan helps our executives build their Share ownership in CAE. —Alows for elective deferral of STIP to DSUs. —One DSU is equal in value to one Share of CAE.	—DSUs are only payable when the executive leaves CAE. —Executive DSU plan is non-dilutive as all DSUs are paid out in cash.
In FY2017, CAE adopted an Executive Deferred Share Unit Plan (“Executive DSU Plan”). The purpose of the plan is to attract and retain talented individuals to serve as officers and executives of the Company and to help them build their Share ownership in CAE, and to promote a greater long-term alignment of interests between the executives and the Shareholders of the Company.
Canadian and US-based executives can elect to defer a portion of or their entire short-term incentive payment to Executive DSUs annually.

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Section 7 – Executive Compensation
Each DSU has the same value as a Share of CAE. The DSUs accrue dividend equivalents payable in additional DSUs in an amount equal to dividends paid on Shares. The DSUs are only redeemable when the executive leaves the Company. Upon or within a defined period following the termination of their employment, DSU holders are entitled to receive a lump sum cash payment equal to the number of DSUs credited to their account as of that date multiplied by the Fair Market Value of one (1) Share on the settlement date.
Inactive Equity-Based Plans with Legacy Participants
Some NEOs have outstanding participation in the following long-term incentive plans, which are no longer active (no further awards are made under the plans) but have yet to be fully paid out.
Fiscal 2005 Deferred Share Unit Plan
In FY2005, CAE adopted a Long-Term Incentive Deferred Share Unit Plan (“LTUP”) for executives of CAE and its affiliates that, as amended from time to time, applies to all grants made thereafter. No FY2005 Long-Term Incentive Deferred Share Units (“LTUs”) have been granted by CAE since FY2014. All LTUs are fully vested for remaining plan participants, having vested in 20% increments over five (5) years, commencing one (1) year after the grant date. LTUs accrue dividend equivalents payable in additional units in amounts equal to dividends paid on Shares. LTUs are only redeemable in cash following the unit holder’s retirement or termination of employment at the market value of Shares on the TSX on the settlement date.
Fiscal 2004 Deferred Share Unit Plan
In FY2004, CAE adopted a Long-Term Incentive Deferred Share Unit Plan (“FY2004 LTUP”) for executives of CAE and its affiliates to partially replace the grant of options under CAE’s ESOP. No FY2004 Long-Term Incentive Deferred Share Units (“FY2004 LTUs”) have been granted by CAE since FY2004. All FY2004 LTUs are fully vested for remaining plan participants, having vested in 25% increments over four (4) years, commencing one (1) year after the grant date. FY2004 LTUs accrue dividend equivalents payable in additional units in amounts equal to dividends paid on Shares. FY2004 LTUs are only redeemable in cash following the unit holder’s retirement or termination of employment at the market value of Shares on the TSX on the settlement date.
Fiscal 2015 Performance Share Unit Plan
In FY2015, CAE adopted a Performance Share Unit Plan (“PSU Plan”) for executives and senior management of CAE and its subsidiaries. Under the PSU Plan, a PSU has the same value as a Share of CAE. PSUs vest three years from the grant date, provided that the participant is employed by the Company on the vesting date and the performance targets are achieved.
PSUs granted under the PSU Plan are redeemed at the average fair market value of the Shares on the TSX for the 20 trading days preceding the final vesting date of the grant, Qualifying Event date or such other date as may be determined by the Human Resource Committee from time to time.
The PSU Plan is an unfunded plan and non-dilutive as all vested PSUs are paid out in cash. Therefore, no disclosure of the annual burn rate is provided. Awards granted under the PSU plan remain outstanding and governed by the terms of the PSU Plan, but no new awards will be granted under the PSU Plan. For details concerning the treatment of PSUs following executive termination, resignation, retirement and Change of Control, please refer to Section 7 – Executive Compensation - Compensation of our Named Executive Officers – Termination and Change of Control Benefits.
Fiscal 2015 time-based Restricted Share Unit Plan
In FY2015, CAE adopted a time-based Restricted Share Unit Plan (“RSU Plan”) for executives and senior management of CAE and its subsidiaries. Under the RSU Plan, an RSU has the same value as a Share of CAE. RSUs are granted for a three-year period and vest on the third anniversary of the grant if the participant remains employed with CAE until that time. Vested RSUs are redeemed at the average fair market value of the Shares on the TSX for the 20 trading days preceding the final vesting date of the grant, Qualifying Event date or such other date as may be determined by the HRC from time to time.
The RSU Plan is an unfunded plan and non-dilutive as all vested RSUs are paid out in cash. Therefore, no disclosure of the annual burn rate is provided. Awards granted under the RSU Plan remain outstanding and governed by the terms of the RSU Plan, but no new awards will be
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Section 7 – Executive Compensation
granted under the RSU Plan. For details concerning the treatment of RSUs following executive termination, resignation, retirement and Change of Control, please refer to Section 7 – Executive Compensation – Compensation of our Named Executive Officers – Termination and Change of Control Benefits.
Employee Stock Option Plan
CAE adopted the Amended and Restated Employee Stock Option Plan (“ESOP”), to provide key employees of CAE with an opportunity to purchase Shares and to benefit from the related Share price appreciation, closely aligning the interests of employees with those of Shareholders. Stock Options increase the ability of CAE to attract, retain and reward individuals with exceptional skills.
Stock Options have value only to the extent the Share price increases, so provide a transparent long-term incentive vehicle that directly aligns executives with Shareholder interests in Share price growth over the long-term. CAE’s Stock Options vest 25% per year have a term of seven years, to reward long term Share price growth.
The HRC establishes rules and guidelines for the administration of the ESOP, selects the employees to whom awards are granted and the number of Shares covered by such awards, sets the terms and conditions of awards and cancels, suspends and amends awards. The HRC has the sole discretion to make determinations under, and to interpret, the ESOP.
The ESOP permits, at the discretion of the HRC, the surrender and cancellation without re-issue of an in-the-money Stock Option for cash equal to the fair market value of the Share underlying the Stock option less the Option exercise price, in lieu of the Share itself (the fair market value of a Share is the closing price of a Share on the TSX on the trading day on which the election is made).
For detailed disclosure of the terms and conditions of the ESOP, see Appendix C titled “Summary of the Employee Stock Option Plan”. A complete copy of the ESOP can be accessed on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.
Securities Authorized for Issuance under the Equity Compensation Plans
The following table provides information as at March 31, 2025 on the Company’s compensation plans under which equity securities of the Company are authorized for issuance.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#) A	Weighted-average exercise price of outstanding options, warrants and rights ($) B	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A) (#) C
Equity compensation plans approved by securityholders
Employee Stock Option Plan (“ESOP”)	2,780,310	29.23	0
Omnibus Incentive Plan[1]	3,187,282	26.88	6,726,922
Equity compensation plans not approved by securityholders
	-	-	-
Total	5,967,592	-	6,726,922
1.    Under the terms of the Omnibus Incentive Plan, the Company has the option to settle Stock Options in Shares issued from treasury and PSUs and RSUs in Shares (either issued from treasury or purchased on the open market), in cash or in a combination thereof.

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Section 7 – Executive Compensation
The following table details the annual burn rate (i.e., the ratio of securities granted vs CAE’s issued and outstanding Shares) for each of the three most recently completed fiscal years

	2025	2024	2023
Employee Stock Option Plan (“ESOP”)	0%	0%	0.20%
Omnibus Incentive Plan[1]	0.65%	0.56%	-
1.    The burn rate assumes that PSUs will vest based on a performance multiplier of 100%. If we assume that the PSUs will vest based on our maximum performance multiplier of 200%, the burn rate would increase to 0.93%. The burn rate also assumes that all awards will be settled in Shares issued from treasury. However, under the terms of the Omnibus Incentive Plan, CAE has the option to settle PSUs and RSUs through purchases on the open market or in cash.
This burn rate indicates the number of Stock Options, PSUs and RSUs granted in each year as a percentage of the weighted average number of securities outstanding in the applicable fiscal year. CAE has monitored its long-term dilution by limiting the equity compensation to reasonable awards under its equity programs.
As at March 31, 2025, the number of Shares issued under the Omnibus Incentive Plan since its adoption was 85,796 and the total number of outstanding share-settled securities awarded under the Omnibus Incentive Plan was 3,187,282 (representing 1.00% of the issued and outstanding Shares as at such date). This leaves 6,726,922 share-settled securities remaining available for grant (representing 2.10% of the issued and outstanding Shares as at March 31, 2025).

Plan	Plan Maximum[1]	Outstanding Securities Awarded[2]	Remaining Securities Available for Grant[3]
Employee Stock Option Plan (“ESOP”)[4]	0 (0%)	0 (0%)	0 (0%)
Omnibus Incentive Plan	10,000,000 (3.12%)	3,187,282 (1.00%)	6,726,922 (2.10%)
1.    The maximum number of securities issuable under each equity compensation plan expressed as a fixed number (together with the percentage this number represents relative to the weighted average number of issued and outstanding Shares as of March 31, 2025).
2.    The number of outstanding share-settled securities awarded under each equity compensation plan as of March 31, 2025 (together with the percentage this number represents relative to the weighted average number of issued and outstanding Shares as of the same date).
3.    The number of securities under each equity compensation plan that are available for grant as of March 31, 2025 (together with the percentage this number represents relative to the weighted average number of issued and outstanding Shares as of the same date).
4.    Following approval of the Omnibus Incentive Plan in 2023, no grants were made under the Employee Stock Options plan.

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Section 7 – Executive Compensation
Pension, Benefits and Perquisites

—Promote long-term employment with the Company.
—Pensions payable under the Supplementary Pension Plan are conditional upon compliance with non-competition and non-solicitation clauses.
—No extra years of service are generally granted under the pension plans.

Eligible employees participate in the Retirement Plan for Employees of CAE Inc. and associated companies. Executives at a vice president level and higher participate in the Pension Plan for Designated Executive Employees of CAE Inc. and associated companies (the “Designated Pension Plan”), and in the Supplementary Pension Plan of CAE Inc. and associated companies (the “Supplementary Pension Plan”). The Designated Pension Plan is a defined benefit plan to which CAE and participants contribute.
Pensions payable under the Supplementary Pension Plan are paid directly by CAE. See Section 7 – Executive Compensation – Compensation of our Named Executive Officers – Pension Arrangements” for details about the value of the accrued benefit to each of the NEOs. Except as discussed in “Change in Control Contracts” below, CAE does not grant extra years of credited service under its pension plans. Receipt of pension benefits under the Supplementary Pension Plan is conditional upon compliance with non-competition and non-solicitation clauses.
Employee Stock Purchase Plan

Provide employees with a Share ownership building vehicle and a savings vehicle beyond the pension plan.
Under the CAE Employee Stock Purchase Plan, employees may make contributions towards the purchase of Shares of up to 18% of their annual base salary. Under the plan, CAE contributes $1 for every $2 of employee contributions, to a maximum contribution of 3% of the participant’s annual base salary.
Change in Control Contracts
All NEOs are entitled to termination of employment benefits following a Change of Control of CAE if the executive’s employment is terminated without cause within two years following the Change of Control. This is to safeguard the Company’s normal course of business in case of Change of Control. See Section 7 – Executive Compensation - Compensation of our Named Executive Officers – Termination and Change of Control Benefits for a summary of the impact of various events on the different compensation programs for the NEOs and details about the approximate incremental value that could be realized by a NEO following termination or a Change of Control event.
Perquisites
Flexible perquisites provide executives with a cash allowance to cover certain expenses such as vehicle expenses, and health and well-being. Such allowance is typical for senior executive positions and is capped at predetermined levels by position.
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Section 7 – Executive Compensation
FY2025 Compensation Outcomes
Our FY2025 financial performance yielded outcomes that aligned with CAE’s established performance metrics. Adjusted EPS* and Revenue results were key drivers in determining the payout levels for both the FY2025 STIP and LTIP incentive plans. Reflecting CAE’s market positioning and strategic efforts, the FY2025 STIP CAE performance multiplier and PSU performance multiplier demonstrated alignment with our performance goals. This indicates a positive connection between our financial achievements and the incentive plan outcomes, while also highlighting areas for continued growth and improvement.
Base salaries
The salaries of the President and CEO and other NEOs are determined in accordance with CAE’s compensation philosophy and policy, and are reviewed and approved, in the case of the President and CEO, annually by the independent members of the Board of Directors. The HRC reviews benchmark data to ensure that the President and CEO’s and his direct reports’ total direct compensation (base salary, short-term and long-term incentives) are in line with CAE’s compensation philosophy. The changes to base salary are market competitive, based on benchmarking relative to our compensation peer group and reflect individual performance, experience, scope and criticality of the role and internal equity considerations. The salary increases below were determined at the start of FY2025 and were based on benchmarking conducted by the Committee’s independent compensation advisor.
The table below outlines base salaries of all NEOs:

NEO	FY2024 Base Salary[1] ($)	FY2025 Base Salary[1] ($)	Increase
Marc Parent	1,323,000	1,323,000	0%
Constantino Malatesta [2]	360,000	500,000	39%
Carter Copeland [3]	729,750	834,000	14%
Mark Hounsell	507,970	533,370	5%
Nick Leontidis [4]	595,980	700,000	17%
Sonya Branco [5]	594,250	594,250	0%
1.    Mr. Copeland's base salary was converted to Canadian dollars using the FY2025 average exchange rate of 1.39.
2.    As part of CAE’s succession plan, Mr. Malatesta, previously the Chief Accounting Officer and Vice-President, Controller Office, became interim CFO following Ms. Branco’s departure on August 31, 2024. The increase in his base salary reflects his new responsibilities as interim CFO.
3.    Mr. Copeland was appointed Chief Strategy and Performance Officer in May 2024. His FY2025 salary reflects an increase received in May 2024 to recognize his additional responsibilities, including overseeing the Global Procurement and Supply Management function, Structured Finance and M&A function, and leading enterprise-wide special projects for the Office of the CEO.
4.    Mr. Leontidis was promoted to Chief Operating Officer (COO) in May 2024. His base salary was increased to recognize his significant new responsibilities.
5.    Ms. Branco left the company at the end of August 2024. The compensation disclosed above represents her annualized base salary.

* Non-IFRS and Other Financial Measures (see Appendix B).
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Section 7 – Executive Compensation
Short Term Incentive Plan
Corporate Performance
75% of short-term incentive awards for the President and CEO and other NEOs is based on the achievement of CAE performance measures, namely adjusted EPS* and revenue. Details on these measures are described under Section 7 – Executive Compensation – Compensation Discussion and Analysis – Executive Compensation Programs – Annual Incentive Program Design.
The table below illustrates the respective weights for each FY2025 CAE corporate performance measure, as well as the actual results and related payout levels.

Performance Measure[1]	Threshold (50%)	Target (100%)	Maximum (200%)	Actual Performance[2]	Weighting	Score
Adjusted EPS*	$1.03	$1.20	$1.28	$1.21	67%	113%
Revenue	$4,919M	$5,519M	$5,599M	$5,345M	33%	85%
STIP Payout						103%
1.    If the adjusted EPS* target is not met, the corporate performance multiplier is capped at 100%.
2.    For incentive plans purposes, adjusted EPS* and revenue are normalized for foreign exchange and adjusted to exclude the additional finance expense on borrowings to finance the SIMCOM transaction and the gain on fair value remeasurement of SIMCOM stemming from the consolidation of SIMCOM. In addition, revenue includes proportionate revenue generated by Joint Ventures. The numbers presented in this column reflect such adjustments. Actual results before these adjustments are as follows: $1.21 for adjusted EPS and $4,708M for revenue.

The remaining 25% of the NEOs’ annual incentive is awarded based on pre-determined operational and financial measures specific to each executive. As with other performance measures, individual performance is assessed between 0% to 200%. For FY2025, the individual performance factor for NEOs varied between 160% and 200%. The HRC determined the President and CEO’s individual performance factor to be 178% which was recommended to and approved by the Board. The HRC reviewed and approved the President and CEO’s recommendations on the individual performance factors for his direct reports following a detailed discussion about corporate and individual performance (see Section 7 – Executive Compensation – Compensation Discussion and Analysis – Determination of NEOs Individual Performance).
In assessing the individual performance factor for the CEO, the HRC assesses the CEO’s performance relative to specific financial and operational CEO performance goals that are set at the start of the fiscal year. The specific targets for these goals are not disclosed as they include competitively sensitive information. However, the achievements relevant to the HRC’s consideration and assessment are listed below in Section 7. There were 7 specific categories of objectives for the CEO for FY2025, including but not limited to: growth, orders, profitability, cash generation & deleveraging, stakeholder engagement, sustainability, and innovation. Mr. Parent’s performance relative to the established goals resulted in an individual performance assessment of 178%. This resulted in an overall short-term incentive payout factor of 122% of target for the CEO, which reflects an approximate $1.8M increase in short-term incentive compensation relative to prior year, primarily due to the incentive payout of 16% of target received in FY2024. This increase is aligned with the HRC’s assessment of CAE’s financial performance.

* Non-IFRS and Other Financial Measures (see Appendix B).

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Section 7 – Executive Compensation
Individual Payout
The table below shows the calculation of the FY2025 STIP payout to each NEO:

NEO	Year-end Base Salary[1]	X	Target STIP (% of base salary)	X	(	Corporate Performance Factor (75%)	+	Individual Performance Factor (25%))		=	2025 STIP Payout ($)
Marc Parent	$1,323,000	X	125%	X		(103%	+	178%	)	=	$2,013,441
Constantino Malatesta	$500,000	X	75%	X		(103%	+	160%	)	=	$439,688
Carter Copeland	$834,520	X	75%	X		(103%	+	160%	)	=	$733,399
Mark Hounsell	$533,370	X	55%	X		(103%	+	200%	)	=	$373,292
Nick Leontidis	$700,000	X	85%	X		(103%	+	200%	)	=	$757,138
Sonya Branco [2]	$594,250	X	75%	X		(103%	+	100%	)	=	$191,026
1.    Annual base salary as of March 31, 2025. For Mr. Copeland, the base salary was converted to Canadian dollars using the FY2025 average exchange rate of 1.39.
2.    Ms. Branco’s base salary reflects her annualized base salary. STIP payout amount reflects the amount for the period between April 1, 2024 and August 31, 2024.

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Section 7 – Executive Compensation
Long Term Incentive Plan
FY2025 LTIP - Awards Granted in June 2024
The table below sets out the LTIP ranges and actual awards to the NEOs granted in fiscal year 2025:

NEOs	FY2025 LTIP award (% of base salary)	Salary at time of grant ($)[5]	FY2025 LTIP award Value ($)	Weighting4
				PSUs (60%)[1,4]		RSUs (20%)[2,4]		Stock Options (20%)[3]
				($)	(#)	($)	(#)	($)	(#)
Marc Parent	585%	1,323,000	7,739,600	4,643,760	182,681	1,547,920	60,894	1,547,920	161,747
Constantino Malatesta	50%	360,000	180,000	108,000	4,249	36,000	1,416	36,000	3,762
Carter Copeland	200%	821,160	1,642,320	985,392	38,764	328,464	12,921	328,464	34,322
Mark Hounsell	150%	533,370	800,055	480,033	18,884	160,011	6,295	160,011	16,720
Nick Leontidis[6]	275%	700,000	1,925,000	1,155,000	45,437	385,000	15,146	385,000	40,230
Sonya Branco	100%	594,250	594,250	356,550	14,026	118,850	4,675	118,850	12,419
1.    PSU awards under the Omnibus Plan (see Section 7 – Executive Compensation – Compensation Discussion and Analysis – Omnibus Incentive Plan for details). Under this plan, the granted units may vest in June 2027, subject to CAE’s performance compared to payout grids approved by the HRC and the participant’s continued employment with CAE. Depending on the overall performance each year during the performance period, the target rate of granted units will be multiplied by a factor ranging from 0% to 200%. Vested PSUs will be settled in Shares (either issued from treasury or purchased on the open market), in cash or in a combination thereof.
2.    RSU awards under the Omnibus Plan (see Section 7 – Executive Compensation – Compensation Discussion and Analysis – Omnibus Incentive Plan for details). Under this plan, 100% of the granted units will vest in June 2027, subject to the participant’s continued employment with CAE. Vested RSUs will be settled in Shares (either issued from treasury or purchased on the open market), in cash or in a combination thereof.
3.    Stock options awards under the Omnibus Plan (see Section 7 – Executive Compensation – Compensation Discussion and Analysis – Omnibus Incentive Plan for details). Under this plan options are granted with an exercise price equal to the weighted average price per Share on the TSX on the five trading days immediately preceding the grant date. At each of the first four anniversaries of the grant, 25% of the award vests and becomes exercisable. Strike price for FY2025 stock options is $25.42.
4.    The grant price on grant date is $25.42, representing the weighted average price of the Shares on the TSX on the five trading days immediately preceding the grant date.
5.    Annual base salary at time of grant (June 2024). For Mr. Copeland, the base salary was converted to Canadian dollars using a conversion exchange rate of 1.37 on grant date.
6.    In light of the organizational changes announced in fall of 2024, a special one-time LTIP award was offered to Nick Leontidis in addition to his annual grant to recognize the pivotal role he has to play in our continued success. The value of this one-time grant represents $1,295,000, equivalent to 185% of his base salary and was awarded in the form RSUs on November 29, 2024. 100% of the granted units will vest on June 30, 2026, and would not be payable should Mr. Leontidis’ employment with CAE end prior to the vesting of these units. Vested RSUs will be settled in Shares (either issued from treasury or purchased on the open market), in cash or in a combination thereof.

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Section 7 – Executive Compensation
FY2023 PSU (Performance Period Ending on March 31, 2025)
The below table presents the PSU performance and related payout details of the fiscal year covered in this disclosure. The vesting of the PSUs granted in FY2023 was tied to the performance of two financial metrics, adjusted EPS and free cash flow*, weighted 75% and 25%, respectively. Three-year financial targets were determined on the basis of the strategic plan approved by the Board of Directors and payout grids were set for each metric and approved by the HRC. For each metric, the target rate of granted units is multiplied by a factor ranging from 0% to 250%. The overall payout multiplier continues to range from 0% to 200%. In accordance with the terms of the FY2023 PSU Plan, the HRC reviewed CAE’s adjusted EPS* and free cash flow* performance for the fiscal year ended March 31, 2025, and approved the following results for PSUs granted in FY2023:

	Threshold (0%)	Target (100%)	Maximum (250%)	Actual Performance	Weighting	Score
Adjusted EPS* - FY2023	$0.94	$1.09	$1.34	$0.84	1/6	0%
Adjusted EPS* - FY2024	$1.17	$1.32	$1.57	$0.89	1/3	0%
Adjusted EPS* - FY2025	$1.36	$1.51	$1.76	$1.21	1/2	0%
FY2023 Adjusted EPS* Multiplier						0%

	Threshold (0%)	Target (100%)	Maximum (250%)	Actual Performance[1]	Weighting	Payout Level
Free Cash Flow – Cumulative FY2023 to FY2025	$999	$1,149	$1,374	$1,576	100%	250%
FY2025 PSU Multiplier						63%
1.    For incentive plan purposes, the cumulative FY2023 to FY2025 free cash flow has been adjusted following the Healthcare divestiture. The actual result before this adjustment is $1,568M.
The Committee considered that the overall performance multiplier of 63% of target for FY2023 PSU with the resulting 3-year performance period ending on March 31, 2025 appropriately linked compensation outcomes with CAE’s performance.
The below table shows for each eligible NEO the payout value of FY2023 PSU grants with the resulting 3-year performance period ending March 31, 2025. The actual amounts paid out to each eligible NEO in June 2025 for PSUs granted in FY2023 are as follow:

NEO	FY2023 PSUs award (# of units)	X	FY2023 PSUs Performance Factor (%)	X	Market Share Price ($)	=	PSU Value[3] ($)
Marc Parent	109,550	X	63%	X	$35.52	=	$2,451,466
Constantino Malatesta	2,380	X	63%	X	$35.52	=	$53,259
Carter Copeland	15,660	X	63%	X	$35.52	=	$350,433
Mark Hounsell	13,010	X	63%	X	$35.52	=	$291,133
Nick Leontidis	25,440	X	63%	X	$35.52	=	$569,286
Sonya Branco	24,350	X	63%	X	$35.52	=	$544,895
1.    Mr. Malatesta was appointed interim CFO during FY2025, therefore, his FY2023 award reflects his previous role as Chief Accounting Officer and Vice-President, Controller Office.
2.    PSUs were redeemed using the average fair market value of the Shares on the TSX for the 20 trading days preceding the final vesting date of the grant ($35.52).

* Non-IFRS and Other Financial Measures (see Appendix B).
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Section 7 – Executive Compensation
Determination of NEOs’ Individual Performance
As previously discussed, this section paints a portrait of the major achievements of each NEO for FY2025. These were the main key performance indicators (KPIs) in determining the individual performance multiplier applicable to their annual incentive awards.

Marc Parent President and Chief Executive Officer
Mr. Parent has been President and CEO of CAE Inc. since 2009. Prior to that, he held several leadership positions since joining CAE in 2005, including Group President, Simulation Products and Military Training & Services, and Executive Vice President and Chief Operating Officer. He has 40 years of experience in the aerospace industry, having previously held positions with Canadair and Bombardier Aerospace in Canada and the United States.
Mr. Parent has been honoured with many awards. In 1999, he was named one of Canada's Top 40 under 40 Leaders. In 2011, he was named Canadian Defence Review's Defence Executive of the year (which he won again in 2020). He was named CEO of the Year by Les Affaires newspaper in 2018. In 2019, he received the Aerospace Industries Association of Canada’s James C. Floyd Award. In 2020, Mr. Parent was granted the Order of Canada. In 2021, he was awarded the Prix Prospère by the Conseil du patronat du Québec. In 2022, Mr. Parent was inducted into Canada’s Aviation Hall of Fame, named Industry Leader of the Year by the Living Legends of Aviation , inducted into Québec’s Air and Space Hall of Fame, named a Knight of the Ordre national du Québec, and awarded Aviation Week’s Philip J. Klass Award for Lifetime Achievement. And in January 2024, he was inducted as a Living Legend of Aviation, a group of 100 remarkable people of extraordinary accomplishment in aviation.
Mr. Parent is a graduate of mechanical engineering from Montreal’s École Polytechnique and of the Harvard Business School’s Advanced Management Program. He was awarded an Honourary Doctorate by École Polytechnique and is an active pilot holding an Airline Transport Pilot Licence from Transport Canada.

FY2025 Goals
Growth: Continue to drive attractive growth vis-à-vis market rates by leveraging recent investments in capacity and the introduction of innovative, customer-focused product offerings.
Orders: Continue to build backlog in growing markets, leveraging market leadership positions to further expand market share.
Expand profitability and retire program risk: Close out legacy program risks post the re-baselining of D&S in FY2024 and further expand margins across the company through strong operational execution.
Cash generation and deleveraging: Generate strong free cash flow* through consistent operational performance, improvements in working capital management, and disciplined capital investment. Continue to drive de-leveraging efforts toward the achievement of long-term targets.
Stakeholder engagement: Expand CAE’s prominence with key stakeholders, including regulators, governments and OEM partners.
Sustainability: Continue to grow CAE’s competitive advantage through sustainability, with a particular focus on decarbonization and workforce efforts.
Innovation: Develop and deploy industry-leading technology solutions to expand customer success, drive mission-focused capabilities, and widen CAE’s competitive moats.

FY2025 Achievements
Growth: Generated revenues of ~$4.7 billion, totaling 10% growth year-over-year while surpassing NPS targets in over 80% of our divisions. Also, successfully consolidated our ownership in the SIMCOM joint venture as part of a further expansion of CAE’s growing market share in business aviation training.
Orders: Secured generational wins across the business, resulting in a 1.64x book-to-sales ratio* for the year and a record year-end adjusted backlog of $20.1 billion.
Expand profitability and retire program risk: Successfully closed out three of the D&S legacy contracts during the year and positioned the business to continue closing out remaining contracts as planned in FY2026 and beyond. Additionally, oversaw a dramatic improvement in D&S operational performance and margins, highlighted by increasing guidance and by a 9.2% adjusted segment operating income margin* in Q4, after several quarters of sequential improvement. Achieved consolidated adjusted segment operating income margin* of 15.5% for the year. Restored investor confidence in the business, as reflected by strong stock price performance.
Cash generation and deleveraging: Generated full year free cash flow conversion* of 211% through strong working capital performance and rigorous management of cash reinvestment throughout the course of FY2025. On the back of strong free cash flow* performance, finished the year comfortably ahead of full-year net debt-to-adjusted EBITDA* objectives, at 2.77x. Also, re-initiated cash returns to shareholders through effective normal course issuer bid share repurchases during the year.

Stakeholder engagement: CAE was named as a strategic partner to work with the Royal Canadian Air Force (RCAF) to develop and refine the Future Fighter Lead-in Training (FFLIT) program. CAE has also been named Canada’s Top Defence Company by Canadian Defence Review for the third time in 2025.
Sustainability: Successfully transitioned CAE to an SBTi-focused decarbonization strategy aimed at steady reduction in overall carbon emissions through the use of rigorous longer-term targets and associated reduction strategies. CAE was also, once again, named as one of Canada’s top 100 employers.
Innovation: Continued the successful rollout of CAE Connect in business aviation training and saw the initial certification of CAE’s industry-leading Prodigy visual system. Also introduced new innovations in CAE Flightscape, including the launch of CAE’s Unified Task Board. Additionally, successfully rolled out AI initiatives targeted at driving internal productivity enhancements as well as an improved customer experience in aviation training. Maintained a strong technology investment profile despite broader efforts to tighten and focus overall cash reinvestment for return optimization.

* Non-IFRS and Other Financial Measures (see Appendix B).
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Section 7 – Executive Compensation

Constantino Malatesta Interim Chief Financial Officer
Mr. Malatesta was appointed Interim Chief Financial Officer (CFO) of CAE in August 2024, assuming global responsibility for the Company’s financial strategy and operations.
He leads a team of approximately 400 finance professionals across treasury; financial planning and budgeting; accounting; reporting; tax and enterprise performance. Mr. Malatesta acts as a strategic partner to the CEO, providing leadership to both the finance team and executive team to optimize CAE’s financial resources while ensuring compliance with corporate statutory and regulatory requirements. Additionally, Mr. Malatesta collaborates with the Board of Directors and external stakeholders to effectively communicate CAE’s strategy and results, building trust with internal and external stakeholders.
Transitioning seamlessly into the Interim CFO role in August of 2024 as part of CAE’s succession plan, Mr. Malatesta aimed to make an immediate impact, deliver proven results, and lay a solid foundation to well position CAE for the future. He has prioritized deleveraging and balance sheet resiliency, enhanced cost controls, and leveraging technology to support data and insights informed decision making.
Mr. Malatesta has nearly two decades of financial leadership experience at CAE, having joined the Company in 2006. He most recently served as Chief Accounting Officer and Vice-President, Controller Office for eight years. In this capacity, Mr. Malatesta significantly contributed to the financial integrity, strategic growth and operational efficiency of the organization.
His responsibilities included overseeing statutory and regulatory external reporting requirements, treasury and debt management, managing global shared services and accounting tasks, implementing ERP systems, driving finance transformation initiatives, managing financial reporting and external audit engagements, participating in M&A projects, preparing strategic financial plans, and managing development of business partnerships and structures to grow the business.
Prior to joining CAE in 2006, Mr. Malatesta held various financial roles at Resolute Forest Products, and PricewaterhouseCoopers LLP. He holds a Chartered Professional Accountant designation in Canada and a Certified Public Accountant designation in the US (Illinois), along with a Bachelor of Commerce degree and a Graduate Diploma in Accountancy from Concordia University in Montreal, Quebec.

FY2025 Goals
Execute on Deleveraging Strategy: Focus on deleveraging to reinforce balance sheet resilience.
Enhance Cash Generation: Achieve increased cash flow generation and attain cash flow efficiency.
Meet or Exceed Growth and Profitability Commitments: Meet or exceed company financial targets and work with Business Unit leaders to deliver on growth objectives.
Build a Capital Efficient Model: Build a cohesive capital efficient model and process to help make decisions for immediate and accretive return on capital, and implement an effective system for tracking performance.
Strengthen Internal Processes: Enhance rigor and modernize key processes to improve net forecasting, cash management, and cost efficiencies.
Optimize Organization Structure: Optimize organization structure through Centre of Excellence and co-sourcing.
Support Sustainability Commitments: Expand leadership in carbon reduction efforts through focused initiatives, and contribute to enhancing culture and talent.

FY2025 Achievements
Under Mr. Malatesta’s leadership in 2025, CAE has significantly strengthened its financial position, optimized operations and supported sustainable growth and governance. In less than a year, he achieved milestones across several areas of CAE’s strategic focus for FY2025.
Successfully executed a deleveraging strategy that focused on reducing debt and reducing finance expenses through disciplined organic investments, achieving a net debt-to-adjusted EBITDA* leverage ratio of 2.77x.
Enhanced cash generation and attained cash flow efficiency and rigorous financial capital expenditures processes, including redesigned controls and reduced investments in non-cash working capital maximizing cash generation through small non-core asset divestitures. These efforts helped drive record free cash flow* of $813.9 million, and a cash conversion rate* of 211%, significantly exceeding management’s previously stated cash conversion initial target of 100%.
Achieved growth and profitability commitments by collaborating with the executive team to implement strategies focused on helping the business meet its targets, optimizing CAE’s insurance portfolio, consolidate CAE’s ownership in its SIMCOM Aviation Training joint venture, and reducing corporate costs. This led to strong year-over-year adjusted EPS* growth of 39%, EBITDA* margin accretion, and improved adjusted segment operating income* of 33% year-over-year.

Adopted a disciplined capital allocation approach by making prudent, balanced and incrementally accretive growth investments to capture key market opportunities and bolster CAE’s global network of aviation-related training centres, optimizing the use of its resources and backing investment decisions with multi-year customer contracts.
Optimized the organization structure by clarifying responsibilities and expectations and ensuring consistency in roles across the finance function where necessary to enhance information flow, collaboration and overall decision making. Additionally, optimized people, technology and processes to drive cost efficiency and efficacy.
Strengthened internal process by leveraging data analytics to enhance financial processes and manage cost, including a refreshed financial planning approach to improve net forecasting accuracy, and enhanced rigor by redesigning and standardizing controls.
Supported sustainability commitments by contributing to CAE’s sustainability goals, reinforcing stakeholder relations, supporting governance through the onboarding of new board members, and aiding in the development of a carbon pricing strategy.

* Non-IFRS and Other Financial Measures (see Appendix B).
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Section 7 – Executive Compensation

Carter Copeland Chief Strategy and Performance Officer
Mr. Copeland was named CAE’s Chief Strategy and Performance Officer in July 2024. In his role, he is responsible for cultivating strategic plans aimed at driving growth in key areas, as well as optimizing organizational performance. He works in partnership with CAE’s Executive Management Committee, with a particular focus on the Company’s growth agenda, as well as areas of resource allocation and organizational design. Additionally, he has responsibility for the ongoing evaluation of CAE’s business portfolio and leads enterprise-wide special projects for the Office of the CEO. He also oversees CAE’s Global Procurement and Supply Management organization, as well as the Structured Finance and M&A function.
Prior to joining CAE, Mr. Copeland served as the President and co- founder of Melius Research, an independent research, consulting, and data analytics firm.
Before co-founding Melius, Mr. Copeland was Managing Director and Senior Analyst covering the Global Aerospace and Defense sector for Barclays PLC. Prior to Barclays, he held various roles of increasing responsibility in the aerospace and defense research practice at Lehman Brothers.
Before beginning his career on Wall Street, Mr. Copeland served on the staff of the Federal Reserve Board of Governors in Washington, D.C., aiding in monetary policy work and conducting corporate finance research.
Mr. Copeland graduated with honours from the University of Alabama, with a degree in Economics. He also holds an MBA from Washington University in St. Louis, where he was a recipient of the prestigious Wood Fellowship. He is a Chartered Financial Analyst and formerly served as a member of the Corporate Leaders program on the Council of Foreign Relations. Additionally, he currently serves on the CIMG advisory board at the University of Alabama.
Mr. Copeland is a co-author of the book Lessons from the Titans.

FY2025 Goals
Set corporate strategic plans and oversee associated tracking/governance through application of a OneCAE framework.
Expand leadership responsibilities to encompass more functions and staff, including Global Procurement and Supply Management function, Mergers & Acquisition and Structured Finance function.
Continue to execute on special projects as needed/requested by the CEO and Board of Directors.
Partner with business units and functions across CAE to enhance operational and financial performance.
Co-lead CAE’s technology incubation effort with the Chief Technology Officer.

FY2025 Achievements
Leadership of CAE’s strategic vision and associated processes, along with the ongoing review of CAE’s portfolio with a focus on long-term value creation. During the year, successfully oversaw the rollout of CAE’s strategic framework and associated tracking tools to over 450 employees and led the company’s annual strategic cycle. Additionally, conducted and led numerous reviews and detailed analyses on key issues, including macroeconomic and geopolitical risks, market-related demand dynamics, and financial reporting.
In partnership with the executive leadership team, spearheaded cost reduction efforts intended to streamline allocated costs and organizational structure, following the sale of CAE Healthcare and the re-baselining of CAE’s Defense & Security segment.
Assumed responsibility for leadership of CAE’s Global Procurement and Supply Management function. As a part of this role, explored several areas of efficiency, including inventory and strategic planning.

Took on leadership of CAE’s M&A and Structured Finance function, overseeing organic and inorganic investment across the enterprise. In this capacity, initiated a holistic analysis of CAE’s capital deployment strategy, with the aim of maturing processes and enhancing returns on capital. Additionally, oversaw CAE’s consolidation of its ownership in SIMCOM, along with other small non-core asset divestitures.
Co-leadership of CAE’s incubation effort, in partnership with Chief technology Officer. During the year, successfully graduated incubation investments into commercial opportunities, including the introduction of CAE’s use of the Apple Vision Pro for supplementary pilot training applications.

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Section 7 – Executive Compensation

Mark Hounsell Chief Legal and Compliance Officer, and Corporate Secretary
Mr. Hounsell joined CAE in February 2016 as General Counsel, Chief Compliance Officer and Corporate Secretary. Mr. Hounsell is responsible for the development and management of the legal framework for CAE’s business worldwide, as well as leadership of the Company’s compliance and corporate secretariat portfolios. He is a member of the company’s Executive Management Committee.
Mr. Hounsell brings more than 30 years of legal and general counsel experience to CAE.
Prior to joining CAE, he was Chief Legal Officer and Corporate Secretary of Aimia (Aeroplan) for nine years. Mr. Hounsell also held various senior leadership positions within the BCE group of companies from 1997 to 2006, including Assistant General Counsel for BCE and Bell Canada and Vice President, Law and Corporate Secretary at Bell Canada International.
Within these various roles, he has gained a wide variety of experience in a global context in relation to commercial transactions, mergers & acquisitions, corporate governance and disclosure, along with ethics and overall compliance management.
Mr. Hounsell obtained his law degree from the Université de Montréal and has been a member of the Québec Bar since 1992.

FY2025 Goals
Advise and support the Board of Directors to ensure it completes its mandated responsibilities.
Partner with the Civil and D&S business units to drive results on key projects.
Support pursuit and execution of M&A opportunities.
Oversee significant legal disputes.
Manage public disclosure, including annual and quarterly continuous disclosure activities and documentation.
Assist treasury team with financing initiatives and reinstatement of shareholder returns.
Continue to enhance the overall CAE Compliance Program` - Implement artificial intelligence governance and risk mitigation framework.

FY2025 Achievements
Provided strategic counsel and managed significant interactions with the Board of Directors and shareholders, leading to the negotiation and execution of a cooperation and standstill agreement with Browing West, LP and a nomination rights agreement with Caisse de dépôt et placement du Québec. Coordinated the Board changes with the appointment of the new Chair and three directors on February 14, 2025, along with two directors named at the start of FY2025.
Oversaw legal support to the Human Resources Committee and Board for the CEO succession process and related announcements.
Successfully supported and helped close CAE’s increased ownership stake in the SIMCOM Aviation Training joint venture, and to extend its exclusive business aviation training services agreement with Flexjet and its affiliates.
Partnered closely with the Civill aviation business unit to drive results on key projects, including: a range of long-term Commercial and business aviation training agreements, airline operations digital solutions contracts, and Full Flight Simulators sales.
Assisted the D&S team in connection with multiple strategic partnerships and growth campaigns, including the SkyAlyne Future Aircrew Training (FAcT) program and related 25-year CAE subcontract valued at approximately $1.7B
Supported the advancement of D&S Legacy Contracts, including the closing out of three programs.
Managed enhanced public disclosure for accelerated risk recognition on Legacy Contracts and goodwill impairment.
Vigorously defended CAE on legal matters, including: (i) in a dispute against Madison Industries which is claiming significant final price adjustments relating to the Healthcare sale; and (ii) in a shareholder-instituted securities class action proceeding.

Assisted the CAE treasury team in: (i) reinitiating shareholder returns through the implementation of a Normal Course Issuer Bid; and (ii) securing an unsecured US$200M term loan with proceeds principally used to repay borrowings under CAE’s revolving credit facility that were used to finance the SIMCOM transaction.
Advanced the professionalization of the security function by producing a new Global Security Policy, completing site security assessments of critical CAE assets, and initiating mitigation measures. Developed new emergency response manuals and processes and launched Global Security Intranet site.
Further advanced the implementation of a fulsome Business Continuity Program (BCP). Completed roll-out of business continuity plans and associated training modules. Launched a new BCP Intranet site and held multiple info and Q&A sessions with business units. Developed methodology, process and templates for tabletop exercises.
Improved export controls screening processes with the launch of an enhanced Know Your Customer procedure and associated training.
Developed new Responsible Artificial Intelligence Policy, and Guidelines for the Acceptable Use of Generative Artificial Intelligence. Formed a Data and Artificial Intelligence Committee.
Established a risk framework to further accelerate the deployment of CAE Rise and completed data protection impact assessments for critical solutions developed in FY2025.
Enhanced the CAE Code of Business Conduct and worked with business unit leaders to significantly reduce the number of foreign representatives.
Contributed to the publication of CAE’s first Modern Slavery Statement under Canada’s Modern Slavery Act.

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Section 7 – Executive Compensation

Nick Leontidis Chief Operating Officer
Mr. Leontidis was appointed Chief Operating Officer on May 1, 2024, and now leads the Civil Aviation, Defense and Security, and Global Technology and Product divisions. Prior to this nomination, in 2013, he became CAE’s Group President, Civil Aviation. In this position, he was responsible for CAE’s Civil business, which includes the world’s largest civil aviation training network and provides comprehensive training solutions for pilots, cabin crew, maintenance technicians, and ground personnel in commercial, business aviation, helicopter, and emerging eVTOL markets.
Prior to these appointments, Mr. Leontidis served as CAE’s Executive Vice President, Strategy and Business Development for more than four years. During this time, he played an important leadership role, responsible for CAE’s overall corporate strategy, overseeing all mergers and acquisitions activities and the creation of the New Core Markets segment businesses.
Mr. Leontidis joined CAE as a software engineer in 1988 and was promoted to Vice President of the Visuals Systems group in 1999. From 2001 to 2009 he held a series of executive positions of increasing responsibility in the Civil business unit, where he was instrumental in the creation and growth of the training and services business. His positions included Vice President, Sales and Marketing; Executive Vice President, Simulation Products; Executive Vice President, Civil Aviation Training and Equipment; and finally Executive Vice President, Customers, where he was responsible for sales, marketing, business development, strategic planning, program management and customer services functions across the Civil Simulation and Training business unit.
Mr. Leontidis holds Bachelor’s and Master’s degrees in Engineering from Concordia University.

FY2025 Goals
Achieve the financial targets set for the Civil Aviation and Defense & Security businesses
Improve Flight Services’ new customer win rates by 36% (3% over FY2024)
Further expand the Civil Training business’ global footprint to enhance customer experience
Capture growth through commercial airline outsourcing
Win transformational deals for Defense & Security (FAcT & F16 – Taiwan)
Close out three legacy programs for Defense & Security
Continue to advance our technology and innovation objectives in current and future markets
Enhance sustainability metrics, including increasing the number of diverse leaders by a minimum of 10% and ensuring no less than 30% of identified high-potential candidates are diverse

FY2025 Achievements
Achieved significant growth in most financial metrics for both D&S and Civil segments (adjusted order intake*, adjusted segment operating income* and free cash flow*.), while exceeding all expectations in D&S performance by delivering record profits. Exceptional FY2025 cash conversion rate* calculated at 211% with $813.9M of free cash flow* (FY2024 cash conversion rate* was 148% with $418M of free cash flow*).
Aligned the 6 divisions to drive for a more collaborative culture in Civil and D&S, maximizing synergies and benefits, while maintaining focus and accountability for each division. Built strong governance across all divisions and Global Technology and Product (GTP) to bring enhanced transparency and management of risks. Maintained strong employee engagement despite significant changes in both GTP and D&S organizations.
Civil Aviation had strong year-over-year growth of 11% in revenue and 6% in adjusted segment operating income*. Delivered on-time start of training and fulfilled all training requirements in ATS.
Commercial Aviation deployed 24 new Full Flight Simulators, opened Sydney, Athens, Bogota #2 and sold 56 Full Flight Simulators, with significant wins in China.
Business Aviation (BAT) had a record year for most financial metrics, and completed the consolidation of CAE’s ownership in SIMCOM, alongside the 5-year extension of Flexjet’s training contract.
Flightscape had a record order intake and backlog, and delivered financial metrics on plan, positioning the team well for growth in the coming years.

Achieved excellent performance for D&S, including a transformation to achieve over $20M in run rate savings and bring more focus and accountability to our three markets (US, Canada, International). Reorganized D&S Canada to position CAE as the strategic partner for Canada. Achieved FY2025 revenue of $1,999M, $151M above previous year and SOI of $151M, $150M above previous year. Notable wins include signing FAcT subcontracts and F-16 STP VSM Added Funding. Profitability increased following the successful transformation of the organization.
Drove GTP leadership changes, including a new Chief Technology Officer to reflect strategic priorities and culture shift. Developed governance to better manage our R&D and Intangible budgets that prioritizes accountability and outcomes. GTP had meaningful technological advancements with the deployment of CAE Prodigy’s ultra-realistic simulation visuals for customers, as well as the soft-launched the Immersive Trainer , in partnership with Apple.

Not all details of the NEO targets have been disclosed due to the potential competitive prejudice to CAE in doing so. The NEOs’ performance against their objectives was reviewed by the HRC, in addition to having been reviewed by the President and CEO during the fiscal year.

* Non-IFRS and Other Financial Measures (see Appendix B)
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Section 7 – Executive Compensation
Compensation Governance
Role of the HRC in setting executive compensation
The HRC acts as an advisory committee to the Board of Directors. The Board assigns responsibilities to the HRC to review, approve, and administer CAE’s compensation programs. The key components of the HRC’s compensation mandate as well as the decision-making process are outlined in the table:

Performance Measure	Management	CEO	Independent Compensation Consultant	HRC	Board
Executive compensation and benefits programs design	Develop	Review	Review	Recommend	Approve
Annual NEO compensation	Develop	Recommend	Review	Approve	-
Annual CEO compensation	-	-	Develop	Recommend	Approve
Annual and long-term incentive plan measures, targets and performance results	Develop	Review	Review	Recommend	Approve
Comparator group for executive compensation benchmarking purposes	Review	Review	Develop	Approve	-
Role of the independent compensation consultants
The HRC retains executive compensation experts to prepare and review executive compensation materials and to provide advice on compensation programs. Meridian has been acting as the HRC’s independent compensation consulting firm since October 2020.
Meridian’s mandate during FY2025 was to prepare and review materials presented to the HRC including updates to CAE’s comparator group for benchmarking executive and Board of Directors compensation and on the design of the Company’s executive compensation programs. No CAE Director or officer has any affiliation with Meridian and Meridian meets the independence standards applied to executive compensation consultants.
CAE’s management also retain the services of experts in the field of executive compensation. In the past two years it has used the services of Gallagher, who acquired in March of 2022 PCI Compensation Consulting (“PCI”) to assist with several analyses related to executive compensation.
The following table shows the fees related to executive compensation work paid by CAE to Meridian and Gallagher in FY2024 and FY2025.

	Meridian		Gallagher
	FY2025	FY2024	FY2025	FY2024
Executive Compensation	$296,399	$212,668	$16,081	$10,000
All Other Fees[1]	$6,673	43,342	-	-
Total	$303,072	$256,010	$16,081	$10,000
1.    Fees related to work for the Governance Committee, in connection with director compensation.
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Section 7 – Executive Compensation
Risk Mitigation
The HRC and the Board of CAE believe that (i) executive compensation should be contingent on performance relative to pre-established targets and objectives and (ii) management must achieve targets and objectives in a manner consistent with CAE’s ethical standards, internal policies and key values. The HRC and the Board regularly review the Company’s compensation policies and practices to ensure that they do not encourage inappropriate risk-taking.
There are numerous risk management practices in place to ensure CAE compensation programs do not encourage inappropriate risk-taking behaviors but focus on long-term Shareholders value creation.
The following characteristics of our compensation program in FY2025 were identified as having risk-mitigating effects:

What we do
✓	Provide a balanced pay mix of short, medium and longer-term compensation
✓	Balance of fixed and at-risk compensation
✓	No overlap of metrics between annual and long-term incentives
✓	60% of long-term incentives vest contingent on performance
✓	Most performance metrics focused on a three-year period
✓	Provide for overlapping performance periods and vesting of equity, to ensure executives are exposed to long term risks of their decision making
✓	Caps on annual bonuses and PSU payout factors
✓	Robust clawback policy, including a market-leading ability to clawback incentive-based compensation in circumstances of misconduct without the need for a financial restatement
✓	Prohibit executives from hedging CAE securities
✓	Robust and market aligned Share ownership guidelines and requirement to retain 25% of the net proceeds of option exercises while employed by CAE
✓	CEO required to maintain Share ownership requirement for one-year post-retirement
✓	The HR Committee retains an independent compensation consultant
✓	Annual Say on Pay vote and engagement with Shareholders on executive pay

What we don’t do
×	Offer excessive perquisites
×	Guarantee annual base salary increases or bonus payments
×	Guarantee a minimum level of vesting for performance-based awards
×	Single-trigger vesting of equity upon a Change of Control
×	Offer loans to executives or directors
×	Re-price, backdate or exchange underwater stock options
×	Count PSUs or options toward Share ownership guidelines
×	Offer excessive severance arrangements to executives
×	Overemphasize any single performance metric

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Section 7 – Executive Compensation
The HRC conducts an annual compensation risk assessment with the assistance of its independent compensation consulting firm Meridian to identify potential risks associated with CAE’s compensation programs, practices and policies. In FY2025, the assessment concluded that the risks associated with the compensation programs are not reasonably likely to have a material adverse effect on the Company.
After considering the overall compensation program and taking into account both its knowledge of the past performance of the CAE management team and the nature of CAE’s various businesses, the HRC is not aware of any risks arising from the CAE’s compensation policies and practices that would be reasonably likely to have a material adverse effect on CAE.
FY2025 Comparator Group

The CAE comparator group was reviewed in FY2025 to ensure the companies in the group and underlying selection criteria are still relevant. Following this review, several changes were made to the peer group in light of current business conditions and to better reflect CAE’s strategy. The revised peer group inclusive of these adjustments will be used to benchmark executive and director compensation for FY2026.
The comparator group includes size appropriate companies operating in at least one of CAE’s market segments, with a similar financial and operational footprint, or with which CAE competes for talent.
CAE’s comparator group comprises a mix of size appropriate and business relevant Canadian and US companies. The primary criteria for selecting the comparator group companies are:
—Principal place of business
—Company size based on revenue and market capitalization generally 1/3x to 3x CAE on revenue and market capitalization
—Companies with business operations outside of Canada (approximately 90% of CAE’s revenues are generated outside of Canada)
—Companies that compete with CAE for talent (CAE recruits executive talent from the U.S. and internationally and three of the CEO’s direct reports are based in the U.S.)
When CAE benchmarks executive compensation relative to the comparator companies, compensation values in USD for peer U.S. resident executives are converted at par (1:1), to manage foreign exchange and avoid inflating compensation at U.S. companies for purposes of benchmarking compensation.
NEW in FY2026
The Committee determined to make the following adjustments, to position CAE more closely in the middle of the peer group and to enhance the representation of industry competitors in the peer group:

Removals	Additions
(-) Autodesk, Inc.	(+) AtkinsRéalis Group Inc.
(-) Cadence Design Systems, Inc.	(+) ATS Corporation
(-) Gartner, Inc.	(+) Bombardier Inc.
(-) Spirit AeroSystems Holdings, Inc.	(+) Howmet Aerospace Inc.
(-) Synopsys, Inc.	(+) Leonardo DRS, Inc.
(+) Science Applications International Corporation
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Section 7 – Executive Compensation
Comparator Group Financials1

	Revenue (C$M)	Market Cap (C$M)
North American Group
Air Canada	22,255	4,573
Booz Allen Hamilton Holding Corporation	16,945	19,037
WSP Global Inc.	16,167	31,869
CGI Inc.	14,858	32,229
CACI International Inc	11,701	11,824
AMETEK, Inc.	9,987	57,093
Spirit AeroSystems Holdings, Inc.	9,089	5,808
Gartner, Inc.	9,018	46,345
Autodesk, Inc.	8,873	80,152
Synopsys, Inc.	8,788	95,309
Teledyne Technologies Incorporated	8,172	33,507
BRP Inc.	7,830	3,549
Open Text Corporation	7,788	9,432
Cadence Design Systems, Inc.	6,678	100,203
Woodward, Inc.	4,763	15,570
IDEX Corporation	4,703	19,650
NFI Group Inc.	4,500	1,408
Curtiss-Wright Corporation	4,491	17,188
Hexcel Corporation	2,738	6,327
CAE Inc.	$4,708	$11,314
% Rank	P20	P32
1. Revenue is based on the most recent annual reports and Market Cap is taken as of March 31, 2025.

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Section 7 – Executive Compensation
Executive Share Ownership Requirements

—Share ownership requirements must be achieved within 5 years from hire or promotion to executive position. —Only Shares, DSUs and 50% of RSUs are included.	—Majority of NEOs retain 25% of the net profit realized from option exercise in CAE Shares for the duration of their employment at CAE.
Under CAE’s Share Ownership Guidelines Policy, each executive is expected to meet a minimum equity ownership in the Company. Shares, DSUs and 50% of RSUs are counted towards Share ownership:

Share Ownership Targets (as a % of base salary)
NEO	% of Base Salary
Marc Parent	500%
Constantino Malatesta[1]	100%
Carter Copeland	200%
Mark Hounsell	200%
Nick Leontidis	250%
Sonya Branco	250%
1.    As Constantino Malatesta is currently serving in the capacity of interim CFO, his SOG target reflects the requirement for his role as Chief Accounting Officer and Vice-President, Controller Office. Mr. Malatesta met his SOG requirements for this role.
The Share ownership guidelines must be met within five years from the date of hire or promotion to the executive position. The Share ownership requirements are tested monthly until the requirement is met. Once the required Share ownership value is reached, the minimum number of Shares/units to be held by the executive is locked-in and the executive is required to hold at least this number of Shares/units until retirement or termination of employment.
In addition, for each option exercise, the CEO, CFO and COO retain CAE Shares equivalent in value to 25% of the net profit realized on such option exercise for the duration of their employment with CAE. This policy further aligns executive interests with those of our Shareholders and ensures that executives do not take advantage of short-term Share price movement. This policy is not applicable to Mr. Malatesta since he is currently serving in the capacity of interim CFO.
In FY2023, the Share ownership guidelines were changed to require the CEO to retain his Share ownership requirement for one year after retirement.
As of March 31, 2025~~,~~ five NEOs met the ownership guidelines. The table below sets forth the minimum number of Shares/units to be held by the NEOs who have already met the requirement, the required value in dollars to meet the ownership guidelines and the actual value held as a percent of the annual base salary.

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Section 7 – Executive Compensation

NEO	Share Ownership Requirement as Percent of Salary (%)	Ownership Status	Target Date	Number of Shares/ Units to be Held Once Requirement Met (#)	Value Required to Meet Guidelines[1] ($)	Completion to Meet Share Ownership Guidelines (%)	Value Held in Shares/ Units[2] ($)	Value of Shares/Units Held as Percent of Salary[3] (%)
Marc Parent	500	Already Met	N/A	286,858	N/A	100	28,175,730 [4]	2,130
Constantino Malatesta [5]	100	Already Met	N/A	6,867	N/A	100	432,281	120
Carter Copeland	200	Time to meet	August 2026	46,365	1,669,040	30	497,479	60
Mark Hounsell	200	Already Met	N/A	28,092	N/A	100	1,737,115	342
Nick Leontidis	250	Already Met	N/A	65,044	N/A	100	11,715,954	1,966
Sonya Branco	250	Already Met	N/A	36,553	N/A	100	N/A	N/A
1.    Not applicable if the Share ownership requirement is already met.
2.    Calculated based on the number of Shares, DSUs, LTUs, and 50% of RSUs held as of March 31, 2025 and the average closing Share price during the five trading days preceding March 31, 2025 ($36.00) in accordance with the Share Ownership Guidelines Policy.
3.    Calculated based on the annual base salary as of March 31, 2025. For Mr. Copeland, the base salary was converted to Canadian dollars using the FY2025 average exchange rate of 1.39.
4.    Includes 435,802 Shares, 42,985 FY2004 LTUs, 232,111 LTUs and 71,103 RSUs, which respectively represent a value of $15,688,000, $1,547,374, $8,355,532 and $2,559,566, for a total value of $28,150,472 as of March 31, 2025 using the average closing Share price during the five trading days preceding March 31, 2025 ($36.00). Numbers containing fractions have been rounded up for calculation purposes.
5.    Mr. Malatesta’s share ownership requirement reflects his target in his role of Chief Accounting Officer and Vice-President, Controller Office.
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Section 7 – Executive Compensation
Alignment of Compensation and Performance
Shareholders Return Performance Graph
The following graph compares the cumulative Shareholders return of the Shares with the cumulative returns of each of the S&P/TSX Composite Index and the S&P Aerospace & Defense Select Industry Index for a five-year period commencing March 31, 20201, along with a discussion of the trend in executive officer compensation over the same period (in the paragraph that follows the table).
Comparison of Five-year Cumulative Total Return of CAE Inc. vs. S&P/TSX Composite Index and S&P Aerospace & Defense Select Industry Index

	2020	2021	2022	2023	2024	2025
CAE Inc.	$100	$201	$183	$172	$157	$199
S&P/TSX Composite Index	$100	$144	$173	$164	$187	$217
S&P Aerospace & Defense Index	$100	$167	$167	$158	$192	$222
1.    $100 invested in Shares traded on the TSX on March 31, 2020. Values are as at the last trading date during the month of March in the specified years and from the S&P/TSX Composite Total Return Index and S&P Aerospace & Defense Select Industry Total Return Index, which assume dividend reinvestment.

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Section 7 – Executive Compensation
Discussion of trend in executive officer compensation over the same period
The CEO realizable pay and performance table shown below in this section reflects annual incentive payouts, which are generally well aligned with Share price and financial performance. Additionally, all of our long-term incentive awards are in the form of CAE equity, the value of which aligns with our financial performance and directly tracks the value of our equity over the lifetime of the award, it is the realized and realizable value of these awards, rather than their grant date value, which is tied directly to our Share price. The components of our executive compensation that align with performance are:
—Annual incentive: Results on the annual scorecard have directionally aligned with Share price performance over the five-year period. Payouts have ranged from 16% to 166% of target over the last five years.
—PSUs: Our PSUs, which are linked to key financial objectives, have paid out in relation to our financial, operating and Share price performance over the five-year timeframe, with well below target payouts in the last two completed cycles (43% of target for FY2022 PSUs, and 63% of target for FY2023 PSUs). PSUs precisely track the underlying value of CAE’s Share price, so there is 100% alignment with Share price performance over the 5-year period.
—RSUs: RSUs precisely track the underlying value of CAE’s Share price, so upon redemption there is 100% alignment with Share price performance over the 5-year period.
—Stock options: Stock options are only valuable to recipients to the extent that Share price appreciates. As of March 31, 2025, based on a closing stock price of $35.38, FY2021, FY2023, FY2024 and FY2025 stock options grants are in-the-money. Only FY2022 stock options grants are out-of-the-money and have no value.

CEO Realizable Pay and Performance
A significant portion (72%) of Mr. Parent’s President and CEO compensation consists of fully at-risk long-term incentives (the FY2025 LTIP mix is 60% PSUs, 20% RSUs, 20% stock options), which are designed to focus the CEO on CAE’s long-term success. LTIP is directly affected by the performance of CAE’s Share price:
—Stock options only have value to the extent the Share price increases;
—RSUs are directly impacted by Share price;
—PSUs are directly impacted by Share price and financial performance.
The table below is a look back comparing grant date total target direct compensation for Mr. Parent to the realizable value of this compensation during the last three years to Shareholder returns. The analysis is based on the return of a $100 investment by a Shareholder at the start of a period, compared to $100 of total direct compensation for the CEO for each year. In all cases, Shareholder returns are closely aligned with CEO realizable compensation value, which suggests our compensation programs are strongly aligned with Shareholder value creation.

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Section 7 – Executive Compensation

Total Target Direct Pay[1]		Realizable Pay[2]	% Change in CEO Pay	% Change in TSR	From	To	Change in CEO relative Pay to $100 of CEO Pay	Change in TSR Relative to $100 Invested in CAE Shares
Fiscal 2023	$8,946,974	$6,570,372	-27%	+9%	March 31, 2022	March 31, 2025	$73	$109
Fiscal 2024	$9,382,819	$8,763,015	-7%	+16%	March 31, 2023	March 31, 2025	$93	$116
Fiscal 2025	$10,716,352	$13,565,124	+27%	+26%	March 31, 2024	March 31, 2025	$127	$126
Average	$9,682,048	$9,632,837	-2%	17%			$98	$117
1.    Includes salary, target bonus, long-term incentive grant of PSUs, RSUs and stock options as reported in the Summary Compensation Table. Excludes pension and all other compensation value .
2.    Includes salary, actual bonus paid, value of stock options that are in-the-money and the market value of unvested PSUs and RSUs (assuming PSUs vest at target for FY 2024 and FY2025 grants, actual performance multiplier of 63% for FY2023 cycle). Equity valued as at March 31, 2025 close stock price ($35.38). Excludes pension and all other compensation value.

The table below compares target and realizable CEO compensation values.

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Section 7 – Executive Compensation
Compensation of Our Named Executive Officers
Summary Compensation Table
The first of the following tables provides a summary of compensation earned during the last three fiscal years ended March 31 by the President and Chief Executive Officer, the Interim Chief Financial Officer, the former Executive Vice President, Finance and Chief Financial Officer, and by the three most highly compensated policy-making executives who served as executive officers of CAE or its subsidiaries as at March 31, 2025 (collectively, “Named Executive Officers” or “NEOs”).

Name and Principal Position	Year	Salary	Share-Based Awards[1]	Option-Based Awards[2]	Non-Equity Incentive Plan Compensation - Annual Incentive Plan[3]	Pension Value[4]	All Other Compensation[5]	Total Compensation
Marc Parent President and Chief Executive Officer	2025	$1,323,000	$6,191,677	$1,547,919	$2,013,441	$2,916,000	$153,124	$14,145,161
	2024	$1,312,500	$5,133,249	$1,283,306	$256,331	$1,851,000	$100,235	$9,936,621
	2023	$1,250,000	$4,888,963	$1,223,011	$1,362,380	$1,890,000	$91,270	$10,705,624
Constantino Malatesta[6] Interim Chief Financial Officer	2025	$440,455	$144,004	$36,002	$619,688	$921,000	$51,648	$2,212,797
	2024	$300,983	$122,020	$30,502	$84,652	$174,000	$49,769	$761,926
	2023	$278,250	$106,100	$26,184	$61,457	$172,000	$48,798	$692,789
Carter Copeland[7,8] Chief Strategy and Performance Officer	2025	$824,641	$1,313,833	$328,462	$733,399	$453,000	$59,990	$3,713,325
	2024	$706,145	$840,476	$210,120	$281,729	$307,000	$50,786	$2,396,256
	2023	$649,157	$776,661	$195,814	$551,925	$400,000	$49,495	$2,623,052
Mark Hounsell Chief Legal and Compliance Officer, and Corporate Secretary	2025	$529,137	$640,050	$160,010	$373,292	$234,000	$65,567	$2,002,056
	2024	$503,938	$548,590	$137,148	$148,073	$217,000	$63,608	$1,618,357
	2023	$479,940	$580,705	$146,194	$216,854	$245,000	$62,327	$1,731,020
Nick Leontidis[9] Chief Operating Officer	2025	$687,786	$2,835,030	$385,001	$757,138	$363,000	$85,327	$5,113,282
	2024	$591,250	$1,191,955	$297,990	$214,553	$372,000	$71,886	$2,739,634
	2023	$563,095	$1,135,302	$284,751	$410,801	$788,000	$69,713	$3,251,662
Sonya Branco[10] Former Executive Vice President, Finance and Chief Financial Officer	2025	$247,604	$475,379	$118,850	$191,026	$160,000	$2,059,074	$3,251,933
	2024	$589,533	$831,967	$207,989	$69,082	$283,000	$74,276	$2,055,847
	2023	$556,016	$1,086,771	$271,659	$292,879	$332,000	$73,189	$2,612,514
1.    Represents the value of Share-based awards granted under the RSU Plan and the PSU Plan in year FY2023 and under the Omnibus Incentive Plan in years FY2024 and FY2025. The value disclosed for the RSUs and PSUs represents the award date value calculated by multiplying the number of RSUs and PSUs awarded at target (100%) by CAE’s weighted average Share price during the five trading days immediately preceding the grant date ($33.47 for units granted in June of FY2023, $26.83 for units granted in August of FY2023, $28.65 for units granted in June of FY2024, $25.42 for units granted in June of FY2025 and $32.48 for units granted in November of FY2025). Such value differs from the accounting grant date fair value determined in accordance with IFRS2, Share-based Payments, as the accounting fair value is assessed with the Share price on the date of the award (rather than on a weighted average price). The accounting grant date fair value would be as follows if using the Share closing price on the TSX on the respective grant

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Section 7 – Executive Compensation

date($31.23 on June 10, 2022 , $25.49 on August 22, 2022, $27.83 on June 9, 2023, $25.78 on June 6, 2024 and $32.91 on November 29, 2024): Mr. Parent: $4,561,766 in FY2023 (a negative difference of $327,197), $4,986,329 in FY2024 (a negative difference of $146,920) and $6,279,364 in FY2025 (a difference of $87,687); Mr. Malatesta: $98,999 in FY2023 (a negative difference of $7,101), $118,528 in FY2024 (a negative difference of $3,492) and $146,044 in FY 2025 (a difference of $2,040); Ms. Branco $1,014,038 in FY2023 (a negative difference of $72,733), $808,155 in FY2024 (a negative difference of $23,812) and $482,112 in FY2025 (a difference of $6,732); Mr. Leontidis: $1,059,322, in FY2023 (a negative difference of $75,981), $1,157,839 in FY2024 (a negative difference of $34,116) and $2,873,984 in FY2025 (a difference of $38,954); Mr. Copeland: $726,003 in FY2023 (a negative difference of $50,657), $816,421 in FY2024 (a negative difference of $24,056) and $1,332,439 in FY2025 (a difference of $18,607); Mr. Hounsell: $541,841 in FY2023 (a negative difference of $38,864), $532,889 in FY2024 (a negative difference of $15,701) and $649,115 in FY2025 (a difference of $9,064). Note that the actual value paid, if any, will differ.
2.    Represents the value of option-based awards granted under the ESOP in year FY2023 and under the Omnibus Incentive Plan in years FY2024 and FY2025 determined based on the grant date fair value of the award in accordance with IFRS2. Note that actual value received, if any, will differ. The value of each option is determined using the Black-Scholes model with the following assumptions:

	FY2025 June	FY2024 June	FY2023 August	FY2023 June
Dividend yield	0.58%	0.72%	0.78%	0.64%
Expected volatility	39.32%	41.86%	43.40%	42.00%
Risk-free interest rate	3.53%	3.72%	3.24%	3.30%
Expected option term	5.01	4.52	4.5	4.5
Black-Scholes Value	37.65%	36.29%	35.95%	34.92%
3.    Represents the STIP payout earned in each fiscal year and paid in the first quarter of the following year (see Section 7 – Executive Compensation – Compensation Discussion and Analysis – FY2025 Compensation Decision - Short-Term Incentive Plan for details).
4.    The pension value shown corresponds to the compensatory value reported in the Defined Benefit Plan Table and includes the service cost and the impact of the increase in earnings in excess of actuarial assumptions.
5.    All other compensation in FY2025 comprises other benefit expenses and allowances paid by CAE as follows:

	Automobile Expenses ($)	Health & Insurance Benefits ($)	Additional Perquisites ($)	Employer ESPP Contributions ($)	Other (A)	Total ($)
Marc Parent	35,483	14,693	63,258	39,690	-	153,124
Constantino Malatesta	-	23,885	22,500	5,263	-	51,648
Carter Copeland	-	3,641	48,650	7,699	-	59,990
Mark Hounsell	-	16,693	33,000	15,874	-	65,567
Nick Leontidis	-	14,693	50,000	20,634	-	85,327
Sonya Branco	-	15,177	16,250	7,428	2,020,219	2,059,074
Note (A): Represent Ms. Branco’s Termination severance that is detailed in Section 7 – Executive Compensation – Compensation Discussion and Analysis – Termination and Change of Control Benefits.

6.    Mr. Malatesta was appointed Interim Chief Financial Officer of CAE on August 12, 2024. In connection with his appointment, Mr. Malatesta’s received a temporary allowance of $89,000 and a retention cash bonus of $180,000.
7.    Amounts paid in US dollars have been converted to Canadian dollars using an average exchange rate of $1.39 in FY2025, same rate as used in the MD&A and financial statements.
8.    Mr. Copeland assumed the responsibility for the Healthcare division as a temporary assignment from June 20, 2022 to December 31, 2022 and permanently as of January 1, 2023 until the sale of the division. In recognition for assuming these additional responsibilities, he received: a temporary assignment salary premium of $35,539, a one-time special LTIP grant of 730 Restrictive Share Units, 2,170 Performance Share Units and 2,200 stock options on August 22, 2022 and a special completion bonus of $99,000. Mr. Copeland was appointed Chief Strategy and Performance Officer in May 2024. His FY2025 salary reflects an increase received to recognize his additional responsibilities.
9.    Mr. Leontidis was appointed Chief Operating Officer on May 21, 2024 and considering the organizational changes announced in the fall of 2024, a special one-time LTIP award of 39,871 Restrictive Share Units was offered to Mr. Leontidis on November 29, 2024 in addition to his annual grant to recognize the pivotal role he plays in CAE’s continued success.
10.    Ms. Branco served as Executive Vice President, Finance and Chief Financial Officer of CAE until August 31, 2024 and received a prorated annual bonus for FY25 based on the time worked.

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Section 7 – Executive Compensation
Outstanding Share-Based Awards and Option-Based Awards
The following table details the outstanding awards under CAE’s Share and option-based plans for the NEOs.

	Option-Based Awards				Share-Based Awards Market or Payout
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price[1] ($)	Option Expiration Date	Value of Unexercised In-the-Money Options[2] ($)	Number of Shares or Units of Shares that have not Vested[3] (#)	Market or Payout value of Share- based Awards that have not Vested[4] ($)	Value of Vested Share-Based Awards not Paid Out or Distributed[5] ($)
Marc Parent	161,747	25.42	06/06/2031	1,611,000
	127,060	28.65	06/09/2030	855,114
	112,100	33.47	06/10/2029	214,111
	125,200	36.82	06/01/2028	–
	482,300	20.57	06/01/2027	7,142,863
	253,500	34.17	05/29/2026	306,735
Total				10,129,823	528,283	18,690,653	9,732,898
Constantino Malatesta	3,762	25.42	06/06/2031	37,470
	3,020	28.65	06/09/2030	20,325
	1,200	33.47	06/10/2029	2,292
	3,200	36.82	06/01/2028	–
Total				60,087	12,213	432,096	132,372
Carter Copeland	34,322	25.42	06/06/2031	341,847
	20,804	28.65	06/09/2030	140,011
	2,200	26.83	08/22/2029	18,810
	16,100	33.47	06/10/2029	30,751
	13,000	35.71	09/01/2028	–
Total				531,419	98,204	3,474,458	-
Mark Hounsell	16,720	25.42	06/06/2031	166,531
	13,579	28.65	06/09/2030	91,387
	13,400	33.47	06/10/2029	25,594
	18,100	36.82	06/01/2028	-
Total				283,512	56,863	2,011,813	340,103
Nick Leontidis	40,230	25.42	06/06/2031	400,691
	29,504	28.65	06/09/2030	198,562
	26,100	33.47	06/10/2029	49,851
	35,300	36.82	06/01/2028	–
	75,800	34.17	05/29/2026	91,718
Total				740,822	166,565	5,893,070	7,936,821
Sonya Branco	6,210	25.42	09/28/2026	61,852
	10,297	28.65	09/28/2026	69,299
	12,450	33.47	09/28/2026	23,780
	35,200	36.82	09/28/2026	–
Total				154,931	62,629	2,215,814	656,877
1.    Pursuant to the terms of the plan, options under the ESOP and the Omnibus Incentive Plan were granted with an exercise price equal to the weighted average price of the Shares on the TSX on the five trading days immediately preceding the grant date (if the grant date falls within a blackout period or within five trading days following the end of a blackout period, the date of grant shall be presumed to be the sixth trading day following the end of such blackout period).
2.    Options are in-the-money if the market value of the Shares covered by the options is greater than the option exercise price. The value shown is equal to the excess, if any, of the Share closing price on the TSX on March 31, 2025 ($35.38) over the option’s exercise price. The actual value realized will be based on the actual in-the-money value upon exercise of the options, if any. The options vest at 25% per year commencing one year after the grant date.
3.    Represents the aggregate number of units that have not met all performance or employment conditions for payment as of March 31, 2025.
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Section 7 – Executive Compensation
4.    Payout value is established based on the expected payout as per the performance targets achieved as of March 31, 2025 for PSUs and based on the Share closing price on March 31, 2025 ($35.38) for LTUs, and for RSUs and PSUs payable in June 2025 and August 2025, June 2026 and June 2027 and November 2027.
5.    Represents the portion of units under the LTUP that are vested at the end of the fiscal year and the units under the Executive DSUP and for which payment is deferred to the termination of employment.

Incentive Plan Awards – Value Vested or Earned During the Year
The following table shows the value that was vested or earned, as well as the gain earned from options exercised, by the Named Executive Officers during FY2025 in respect of incentive plans.

	Option-Based Awards-Value Vested During the Year[1] ($)	Number of Options Exercised During the Year (#)	Gain on Exercise During the Year ($)	Share-based Awards-Value Vested During the Year[2] ($)	Non-Equity Incentive Plan Compensation- Value Earned During the Year[3] ($)
Marc Parent	605,287	751,000	3,208,494	1,472,379	2,013,441
Constantino Malatesta	17,696	17,500	66,959	37,653	619,688
Carter Copeland	-	-	-	141,832	733,399
Mark Hounsell	85,717	174,950	1,247,124	212,175	373,292
Nick Leontidis	180,971	293,400	2,650,897	414,811	757,138
Sonya Branco	177,206	219,948	1,635,304	413,293	191,026
1.    This represents the value of potential gains from options that vested during FY2025. These generally include the portion of the options that were awarded in the last four fiscal years that vested in the year. The potential gains are calculated as the excess, if any, of the closing price of Shares on the TSX on each of the option vesting dates in FY2025 over the exercise price. The actual value realized, if any, will differ and will be based on the Share price on the actual exercise date
2.    The value of Share units that vested during FY2025 include: (i) the PSUs that vested on June 1, 2024 based on the average closing price of Shares on the 20 trading days preceding June 1, 2024, specifically $762,743 for Mr. Parent, $19,422 for Mr. Malatesta, $73,455 for Mr. Copeland, $109,866, Mr. Hounsell, $214,818 for Mr. Leontidis and $214,115 for Branco; (ii) the RSUs that vested on June 1, 2024 based on the average closing price of Shares on the 20 trading days preceding June 1, 2024, specifically $709,637 for Mr. Parent, $18,231 for Mr. Malatesta, $68,377 for Mr. Copeland, $102,310 for Mr. Hounsell, $199,994 for Mr. Leontidis and $199, 177 for Ms. Branco. None of the other PSUs or RSUs have vested as of March 31, 2025.
3.    This represents the value paid to the NEOs under the short-term incentive plan for FY2025 year (see Section 7 – Executive Compensation – Compensation Discussion and Analysis – FY2025 Compensation Decision - Short-Term Incentive Plan for details).

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Section 7 – Executive Compensation
Pension Arrangements

—Pensions payable under the Supplementary Pension Plan are conditional upon compliance with non- competition and non-solicitation clauses.	—No extra years of service are generally granted under the pension plans.
Canadian based NEOs and key executives are members of the contributory Designated Pension Plan registered in Canada, whereas the US based NEOs and key executives are members of the CAE 401K plan for US employees. All NEOs and Key executives are also members of the non-contributory Supplementary Pension Plan. The amounts payable under these arrangements are based on “average annual earnings” which are calculated on the basis of the 60 highest-paid consecutive months of base salary and STIP payouts.
The Supplementary Pension Plan provides a pension benefit upon normal retirement at age 65 so that the pensions payable under CAE’s pension arrangements will result in an annual pension equal to 2% of average annual earnings (being the five-year top average salary and actual short-term incentive compensation for NEOs other than the President and CEO for each year of pensionable service). Prior to FY2025, the President and CEO’s short-term incentive compensation used for the purpose of determining his average pensionable annual earnings was the target bonus. His maximum annual pension benefit was limited to $1,050,000. As part of Mr. Parent’s departure agreement, the Board decided that Mr. Parent’s Supplemental pension entitlement should be the same as other NEOs and executives. Accordingly, the actual bonus is used for determining pensionable earnings for the CEO and for the other NEOs and executives, to better align pension benefits with Company performance, and the pension benefit cap was removed. Executives may retire from the Company from age 60 with full pension entitlement. An executive is considered as having retired for the purposes of the Supplementary Pension Plan if, at the time of termination of employment with CAE, he/she is at least age 55 with a minimum of 5 years of participation in the Supplementary Pension Plan. The annual pension benefit will be reduced by between 0.5% and 0.25% per month prior to NEO’s normal retirement age depending on the age of the NEO at time of retirement.
Pensions payable under the Supplementary Pension Plan are paid directly by CAE. In Canada, CAE is obligated to fund or provide security to ensure payments under the Supplementary Pension Plan upon retirement of the executive. CAE has elected to provide security by obtaining letters of credit for a trust fund established for those executives who have retired. CAE has secured certain NEO’s and key executives’ pension benefits by a letter of credit for a trust fund established for the executives.
CAE does not generally grant extra years of credited service under its pension plans. Receipt of pension benefits under the Supplementary Pension Plan is conditional upon the compliance with non-competition and non-solicitation clauses.

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Section 7 – Executive Compensation

	Annual Benefits Payable
	Number of years of credited service (#)	At March 31, 2025 ($)	At age 65 ($)	Accrued obligation at start of the year ($)	Compensatory change[1] ($)	Non- compensatory change[2] ($)	Accrued obligation at year-end[3] ($)
Marc Parent	20.17	1,161,000	1,209,000	14,115,000	2,916,000	(1,176,000)	15,855,000 (5)
Constantino Malatesta	11.17	80,000	451,000	1,254,000	921,000	189,000	2,364,000
Carter Copeland[4]	3.60	72,300	653,000	870,000	453,000	178,000	1,501,000
Mark Hounsell	9.17	136,000	311,000	1,828,000	234,000	225,000	2,287,000
Nick Leontidis	25.00	551,000	584,000	7,944,000	363,000	283,000	8,590,000
Sonya Branco	15.67	282,000	282,000	3,679,000	160,000	(1,622,000)	2,126,000
1.    The change in benefit obligation that is compensatory includes the service cost and the increase in earnings in excess or below what was assumed. The service cost is the estimated value of the benefits accrued during the calendar year.
2.    The change in benefit obligation that is not compensatory includes interest cost, change in assumptions, and gains and losses other than for a difference in earnings and the decrease in the discount rate used to value the pension plans which increases the accrued obligation.
3.    The present values of the accumulated benefits reported in the above table are calculated in accordance with the assumptions used for financial reporting purposes. See Note 19 to CAE’s consolidated financial statements for the fiscal year ended March 31, 2025. The total present value of accumulated benefits in our financial statements is calculated in accordance with IFRS.
4.    Mr. Copeland’s pension is payable in US dollars converted to Canadian dollars using the FY2025 average exchange rate of 1.39.
5.    This includes the net present value of the increase in annual benefits payable for service rendered up to March 31, 2025. For more details, refer to the Chief Executive Officer Departure Arrangement below - Section 7 – Executive Compensation – Termination and Change of Control Benefits.
Termination and Change of Control Benefits
Payment entitlements upon termination
The compensation plans applicable to the NEOs also contain provisions that apply upon termination of employment or Change of Control of CAE. CAE does not have a formal policy for providing severance payment in the case of termination of employment but may provide severance payments and benefits as required by law or pursuant to employment agreements with its NEOs.
In 2009, CAE signed an employment agreement with Mr. Parent that stipulates that his severance payments and benefits in the event of termination of employment without cause are two years’ salary plus target bonus and continuation of benefits. Pursuant to this agreement, Mr. Parent is also entitled to two years of service credit to the Designated Pension Plan and the Supplemental Pension Plan.
CAE‘s employment agreements with Mr. Copeland, Mr. Leontidis and Mr. Hounsell provide for the equivalent of two years’ salary plus target bonus payment in case of termination of employment without cause. No similar agreement has yet been entered into with Mr. Malatesta due to his interim position.
Moreover, CAE’s agreements with all NEOs, with the exception of Mr. Malatesta, entitle them to termination of employment benefits following a Change of Control of CAE where the executive’s employment is expressly or constructively terminated without cause within two years following a Change of Control. In such event, the executive is entitled to two years of annual compensation (salary, short-term incentive and employee benefits, payable as a lump sum), two years of credited service and the immediate vesting of supplementary credited service for the purposes of any pension or retirement income plans, payment of long-term incentive DSUs, and vesting of all unvested stock options, RSUs and PSUs, as per plan provisions.
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Section 7 – Executive Compensation

Compensation Program	Resignation and Termination for Cause	Involuntary Termination	Retirement	Change of Control[1]
Annual Short-Term Incentive	Forfeit	Partial payment based on performance and time in position	Partial payment based on Company performance and time in position	Two times the greater of average three-year bonus or target bonus in case of termination2
Stock Options
Resignation: Vested options remain exercisable until the earlier of 30 days following the termination or the expiry date; unvested options are forfeited
Termination for cause: All options, whether vested or unvested, are forfeited

Stock Options granted prior to FY2024: Vested options remain exercisable until the earlier of 30 days following the termination or the expiry date; unvested options are forfeited
Stock Options granted as of FY2024: Vested options remain exercisable until the earlier of 90 days following the termination or the expiry date; unvested options are forfeited

Stock Options granted prior to FY2024: Vested options remain exercisable until the expiry date; unvested options continue to vest and must be exercised within 30 days following vesting date
Stock Options granted as of FY2024: Vested options remain exercisable until the expiry date; unvested options continue to vest and must be exercised up to the earlier of 90 days following the vesting date or the expiry date

Stock Options granted prior to FY2024: All options become vested, as per plan provisions.
Stock Options granted as of FY2024: Options will vest in full and become exercisable if they are not converted into or substituted by an alternative award; if converted, they will vest in full if a termination not for cause or a resignation for good reason occurs within two years of a Change of Control and will remain exercisable until the earlier of one year following the termination or resignation, or the expiry date

Performance Share Units	Resignation: Vested PSUs granted as of FY2024 will be settled as soon as possible; unvested PSUs are forfeited Termination for cause: All PSUs are forfeited
PSUs granted prior to FY2024: PSUs partially vest at a rate of 1/6, 1/3 and 1/2 for each full year of employment completed since the grant date
PSUs granted as of FY2024: Vested PSUs will be settled as soon as possible; the Human Resources Committee may determine, in its sole discretion, that a pro-rated portion of the unvested PSUs (based on the number of fiscal years completed since the grant date) will immediately vest

Vested PSUs granted as of FY2024 will be settled as soon as possible; unvested PSUs will continue to vest and be paid out as scheduled, based on their vesting terms, including the achievement of performance criteria

PSUs granted prior to FY2024: Unvested PSUs vest as of the Change of Control date; all vested PSUs become payable at the closing price of CAE Shares on the TSX on such date, as per plan provisions
PSUs granted as of FY2024: PSUs will vest in full if they are not converted into or substituted by an alternative award; if converted, they will vest in full and be settled as soon as possible after vesting if a termination not for cause or a resignation for good reason occurs within two years of a Change of Control

Restricted Share Units	Resignation: Vested RSUs granted as of FY2024 will be settled as soon as possible; unvested PSUs are forfeited Termination for cause: All RSUs are forfeited
RSUs granted prior to FY2024: RSUs partially vest at a rate of 1/3 for each full year of employment completed since the grant date
RSUs granted as of FY2024: Vested RSUs will be settled as soon as possible; the Human Resources Committee may determine, in its sole discretion, that a pro-rated portion of the unvested RSUs (based on the number of fiscal years completed since the grant date) will immediately vest
Vested RSUs granted as of FY2024 will be settled as soon as possible; unvested RSUs will continue to vest and be paid out as scheduled, based on their vesting terms
RSUs granted prior to FY2024: Unvested RSUs vest as of the Change of Control date; all vested RSUs become payable at the closing price of CAE Shares on the TSX on such date, as per plan provisions
RSUs granted as of FY2024: RSUs will vest in full if they are not converted into or substituted by an alternative award; if converted, they will vest in full and be settled as soon as possible after vesting if a termination not for cause or a resignation for good reason occurs within two years of a Change of Control

Deferred Share Units Grants from 04/2004	Vested units are paid out	Vested units are paid out	All units become vested	All units become vested
Supplemental Pension Plan (SPP)	Resignation: If five or more years of participation in the SPP, accrued deferred pension at age 65 termination for cause: No benefits payable from the SPP	If five or more years of participation in the SPP, accrued deferred pension benefits at age 65	If age 55 or older with a minimum of five years of participation in SPP, immediate monthly pension payable	Immediate vesting and two years of additional service in case of termination[2]
Severance payments	-	Severance amount[3] in case of termination	-	Severance amount[4] in case of termination[2]
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Section 7 – Executive Compensation
1.    Change of Control is defined in the Change of Control Agreements between CAE and each NEO, with the exception of Mr. Malatesta. A Change of Control may be triggered by a number of events, notably an acquisition by a person of 20% of CAE’s voting rights which is accompanied by a change in the composition of the Board, an acquisition by a person of 35% of CAE’s voting rights or an acquisition of Shares representing half the equity of CAE. Compensation programs have various definitions of Change of Control events with different impacts on compensation. The provisions illustrated in the above table are for specific events that would provide the maximum benefits to the executives.
2.    Pursuant to the Change of Control Agreements between CAE and each NEO, with the exception of Mr. Malatesta, termination is defined as termination without cause that occurs within the first two years following the Change of Control.
3.    In the event of termination without cause, severance payable will be determined at the time of termination, taking into consideration the appropriate factors and current state of legislation and jurisprudence.
4.    The severance amount is equal to two times the sum of base salary, target bonus (or actual bonus averaged over the last three years, if greater) and the sum of the value of employee benefits and perquisites provided to the executive.
In the event of death during active employment with CAE, the executive is deemed to have retired the day before his/her death if he/she was at least age 55, otherwise, he/she is deemed to have terminated his/her employment the day before his/her death.
Incremental amounts payable to NEOs upon specified termination events
The following table sets forth estimates of the incremental amounts payable to each active NEO upon specified events, assuming that each such event took place on March 31, 2025.

	Marc Parent	Constantino Malatesta	Carter Copeland	Mark Hounsell	Nick Leontidis
Involuntary Termination
Salary/Severance	6,153,500	Undetermined	2,919,000[1]	1,653,447	2,590,000
LTUs	-	-	-	-	-
Options	-	-	-	-	-
RSUs[2]	1,383,242	31,050	225,788	158,089	321,191
PSUs[2]	1,389,983	30,574	226,409	162,881	322,782
Supplementary Plan	1,861,000	-	-	-	-
Total	10,787,724	61,624	3,371,197	1,974,417	3,233,973
Retirement
LTUs	–	–	-	-	-
RSUs	–	–	-	-	-
PSUs	–	–	-	-	-
Options	–	–	-	-	-
Supplementary Plan	-	–	-	-	-
Total	-	-	-	-	-

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Section 7 – Executive Compensation

Termination Following Change in Control
Salary/Severance[3]	6,153,500	-	3,016,300	1,723,447	2,690,000
LTUs[4]	-	-	-	-	-
Options[5]	2,359,391	55,005	471,636	247,868	574,538
RSUs[6]	5,031,284	115,728	927,133	545,630	2,614,511
PSUs[6]	13,759,521	317,318	2,563,032	1,485,308	3,301,839
Supplementary Plan[7]	1,861,000	-	716,000	427,000	708,000
Total	29,164,696	488,051	7,694,101	4,429,253	9,888,888
1.    Mr. Copeland’s severance was converted into Canadian dollars using the FY2025 average exchange rate of 1.39.
2.    The RSU and the PSU values have been established by multiplying the number of units that would have vested upon termination without cause as of March 31, 2025, based on performance during completed years, where applicable, and using the average fair market value of Shares on the TSX during the 20 trading days preceding the vesting date of March 31, 2025 which would be $35.22. Note that actual value would differ.
3.    Severance as per the Change of Control Agreements for each NEO.
4.    The LTU value has been calculated by multiplying the number of units that would have vested upon a Change of Control as of March 31, 2025, and which will be redeemable within the year following the year the executive’s employment is terminated. As of March 31, 2025, all LTUs had already vested.
5.    Option value has been calculated by multiplying the number of options that would have vested upon a Change of Control as of March 31, 2025 using a closing price of Shares of $35.38 on March 31, 2025, less the applicable option exercise price. Note that actual value will differ.
6.    RSU and PSU values have been established by multiplying the number of units that would have vested upon a Change of Control as of March 31, 2025 using a closing price of Shares on the TSX of $35.38 on March 31, 2025. Note that actual value would differ.
7.    The Supplementary Pension Plan benefits set forth for each NEO reflect the incremental value of benefits for each termination event that exceeds the present value of benefits set forth in the “Pension Benefits” tables above.

Chief Executive Officer Departure Agreement
In November 2024, we announced our CEO succession plan whereby Marc Parent will leave the Company at the Annual General Meeting in August 2025. The terms of departure of the CEO were finalized during the fourth quarter of fiscal 2025 pursuant to a Departure Agreement and are generally consistent with the CEO’s current employment agreement (including a determination by the Board of Directors that the CEO’s departure technically qualified as a termination without cause under the terms of such employment agreement). As part of the Departure Agreement and in consideration of the payments and benefits outlined below, the CEO has agreed to comply with new non-solicitation and non-compete provisions for a period of 24 months following his departure. The receipt of payments and benefits under the Departure Agreement requires continued compliance by the CEO with such new non-solicitation and non-compete provisions, as well as with the confidentiality provisions contained in his employment agreement. In addition, in consideration for these payments and benefits, he also agreed to assist the Company to ensure a smooth transition to his successor and remain in office until the Annual General Meeting.
According to the Departure Agreement, the CEO’s amounts and benefits include:
—24 months of base salary (including certain benefits and perquisites) in the form of salary continuance, representing $3,104,541;
—24 months of target bonus, which is 125% of his base salary, representing $3,307,500;
—24 months of additional service credited to the Designated Pension Plan and the Supplemental Pension Plan, representing an incremental value of $116,500 to his pension benefits on an annual basis; and
—an amendment to his Supplemental Pension Plan entitlements to bring him into line with the terms provided to other senior executives of the Company. This resulted in a prior pension benefits cap being removed and the actual (as opposed to target) STIP earned being used for future pension calculation purposes. This adjustment is estimated to provide an additional annual pension value of $270,600. See also Section 7 – Executive Compensation – Compensation of our Named Executive Officers – Pension Arrangements.

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Section 7 – Executive Compensation
Former Chief Financial Officer Departure Agreement
In July 2024, we announced our CFO transition whereby Sonya Branco left the Company at the end of August 2024. The terms of departure of the CFO were finalized during August 2024 pursuant to a Departure Agreement and were generally consistent with Ms. Branco’s employment agreement (including a determination by the Board of Directors that Ms. Branco’s departure technically qualified as a termination without cause under the terms of such employment agreement). In connection with the Departure Agreement, the Board agreed to permit the participation of Ms. Branco under the LTIP plans under the terms of each relevant plan up until the last day of pay continuance (i.e., June 2026) as opposed to the departure date, with no new grants during the pay continuance period. In consideration thereof, Ms. Branco agreed to assist the Company on certain transition matters.
According to the Departure Agreement, the CFO’s amounts and benefits included 22 months of base salary (including certain benefits and perquisites) in the form of salary continuance, representing $1,225,688, target bonus, representing $817,094, and additional service credited to the Designated Pension Plan and the Supplemental Pension Plan, representing an incremental value of $38,800 to her pension benefits on an annual basis.
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Section 8 – Other Important Information
Other Important Information
The management of CAE is aware of no business to be presented for action by the Shareholders at the Meeting other than that mentioned herein or in the Notice of Meeting.
Interest of informed persons in material transactions
No informed person (including any Director or executive officer) of CAE, any proposed Director of CAE, or any associate or affiliate of any informed person or proposed Director, had any material interest, direct or indirect, in any transaction since the commencement of CAE’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect CAE or any of its subsidiaries.
Indebtedness of Directors and executive officers
CAE does not offer its Directors or executive officers loans. CAE and its subsidiaries have not given any guarantee, support agreement, letter of credit or similar arrangement or understanding to any other entity in connection with indebtedness of CAE’s Directors or executive officers.
Shareholders proposals
To propose any matter for a vote by the Shareholders at an annual meeting of CAE, a Shareholder must send a proposal to the Chief Legal and Compliance Officer, and Corporate Secretary at CAE’s office at 8585 Côte-de-Liesse, Saint-Laurent, Québec H4T 1G6 ninety (90) to one hundred fifty (150) days before the anniversary of CAE’s previous annual meeting, or within such other timeframe as prescribed by the applicable legislation. Shareholders will be required to submit notice of matters that they wish to raise at CAE’s 2026 annual meeting between March 16, 2026 and May 15, 2026. CAE may omit any proposal from its Circular and annual meeting for a number of reasons under applicable Canadian corporate law, including receipt of the proposal by CAE subsequent to the timeline noted above.

Request additional information
CAE shall provide to any person or company, upon written request to the Chief Legal and Compliance Officer, and Corporate Secretary of CAE at CAE Inc., 8585 Côte-de-Liesse, Saint-Laurent, Québec, H4T 1G6, telephone number 514-734-5779 and facsimile number 514-340-5530:
1. one copy of the latest Annual Information Form of CAE together with one copy of any document or the pertinent pages of any document incorporated by reference therein;
2. one copy of the 2025 Annual Financial Report containing comparative financial statements of CAE for FY2025, together with the Auditors’ Report thereon and Management’s Discussion and Analysis; and
3. one copy of this Circular.
All such documents may also be accessed on CAE’s website (www.cae.com). Additional financial information is provided in CAE’s comparative financial statements and Management’s Discussion and Analysis available on SEDAR+ at www.sedarplus.ca for the most recently completed financial year.
The contents of this Circular have been approved by the Board of Directors of CAE.

Mark Hounsell, Chief Legal and Compliance Officer, and Corporate Secretary
June 12, 2025 Montréal, Québec

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Appendix A – Board of Directors’ Charter

Appendix A – Board of Directors’ Charter
CAE INC.
(“CAE” or the “Company”)
Responsibilities
CAE’s President and Chief Executive Officer and the Company’s other executive officers are responsible for the management of the Company. The Board of Directors (the “Board”) is responsible for the stewardship of the Company and for monitoring the actions of, and providing overall guidance and direction to management. The Board shall act in the best interest of the Company.
Committees
The Board may establish committees, as it deems necessary or desirable, to assist it in the fulfillment of its duties and responsibilities, with such terms of reference as the Board may determine and may delegate from time to time to such committees or other persons any of the Board’s responsibilities that may be lawfully delegated. As such, the Board currently maintains an Audit Committee, a Human Resources Committee and a Governance Committee. Each committee is comprised entirely of independent directors, as determined by the Board in light of securities laws and applicable exchange rules, and each member of a committee is appointed by the Board after thorough review of the requirements for membership on each such committee. The independent directors will periodically, as they see fit, hold meetings without management.
Strategy
The Board will maintain a strategic planning process and annually approve a strategic plan. Separately from the strategic plan, the Board also approves an annual budget for financial performance.
Enterprise Risk Management
The Board is accountable for the oversight of enterprise risk management. As such, the Board will review with management the Company’s risk appetite and risk tolerance and assess whether the Company’s strategy is consistent with the agreed-upon risk appetite and tolerance for the Company. The Board will also review and discuss with management all key enterprise risk exposures on an aggregate, company-wide basis, and the steps management has taken to monitor and to manage those exposures. This includes the review with management of the Board’s expectations as to each committee’s respective responsibilities for risk oversight and management of specific risks to ensure a shared understanding as to accountabilities and roles.
The Board will work with management to promote and actively cultivate a corporate culture that understands and implements enterprise-wide risk management.
Corporate Governance
Corporate governance issues are the responsibility of the full Board. This includes the disclosure thereof, including in the Company’s Annual Activity and Sustainability Report and Management Proxy Circular.
The Board periodically reviews a Disclosure Policy for the Company that, inter alia, addresses how the Company shall interact with shareholders, analysts and other stakeholders and covers the accurate and timely communication of all important information. The Company communicates with its stakeholders through a number of channels including its website, and they in turn can provide feedback to the Company in a number of ways, including e-mail.
The Board, through its Governance Committee, regularly reviews reports on compliance with the Company’s Code of Business Conduct and ethical practices. It periodically reviews Company policies with respect to decisions and other matters requiring Board approval.

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Appendix A – Board of Directors’ Charter
Audit, Finance and Risk Management
The Board, directly and through the Audit Committee, oversees:
(i)    the integrity and quality of the Company’s financial reporting and the effectiveness of internal controls;
(ii)    the risk management framework, including the identification of the principal risks of the Company’s business, and ensures that there are systems in place to effectively monitor, manage and mitigate these risks;
(iii)    cybersecurity and artificial intelligence governance, risk management, incident reporting and cyber risk disclosure;
(iv)    the Company’s compliance with legal and regulatory requirements;
(v)    the qualifications and independence of the Company’s external auditors;
(vi)    the performance of the Company’s internal accounting function and external auditors; and
(vii)    the adequacy of the Company’s material public documents prior to their release.
Succession Planning
The Board, with the help of the Human Resources Committee, ensures a succession plan is in place for the President and Chief Executive Officer and for other senior employees of the Company and monitors such plan.
Oversight and Compensation of Management
The Board considers recommendations of the Human Resources Committee with respect to:
(i)    the appointment and compensation of senior officers of the Company at the level of Senior Vice President and above;
(ii)    the implementation of processes for the recruitment, training, development and retention of senior employees who exhibit the highest standards of integrity and competence and any recommendation for improvement of the processes in place to develop high potential individuals, such as the Annual Leadership Development Process;
(iii)    the compensation philosophy for the Company generally;
(iv)    the adoption of any incentive compensation and equity-based plans, including stock option, stock purchase, deferred share unit, performance share unit, restricted share unit or other similar plans, in which employees are or may be eligible to participate; and
(v)    the Company’s retirement policies and special cases.
The Board communicates to the President and Chief Executive Officer and periodically reviews the Board’s expectations regarding management’s performance and conduct of the affairs of the Company. The Board also periodically reviews the President and Chief Executive Officer’s position description and objectives and his performance against these objectives. Each year, after a performance evaluation, the Board approves, with the recommendation of the Human Resources Committee, the President and Chief Executive Officer’s compensation.

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Appendix A – Board of Directors’ Charter
Sustainability Matters
The Board, through the Governance and Human Resources committees, oversees and reviews the Company’s sustainability policies, practices, strategy and reporting (including Inclusion and Equal Opportunities; Data Protection and Privacy; Artificial Intelligence; Health & Safety (including Aviation Safety); Environment and Climate Change; Ethics and Anti-Corruption; Security; and Human Rights (including Modern Slavery)).
The Board, through the Audit Committee, reviews trends in corporate disclosure of non-financial performance (including sustainability related disclosure) and oversees the establishment and maintenance of a system of processes and controls to ensure the integrity, accuracy, and reliability of sustainability disclosures to be included in financial reporting.
Directors’ Qualifications, Compensation, Education and Orientation
The Board, through the Governance Committee, develops a process to determine, in light of the opportunities and risks facing the Company, what competencies, skills and personal qualities are required for new directors in order to add value to the Company while ensuring that the Board is constituted of a majority of individuals who are independent. With regards to Board composition, the Board ensures adherence to the term limits imposed on all directors and considers criteria that promote diversity, including but not limited to gender, international background, nationality, age and industry knowledge, in light of the Company’s Board and Executive Management Composition Policy.
The Board, through the Governance Committee, develops a program for the orientation and education of new directors, and ensures that prospective candidates for Board membership understand the role of the Board and its committees, the nature and operation of the Company’s business, and the contributions that individual directors are expected to make, and develops a program of continuing education if needed for directors.
The Board considers recommendations of the Governance Committee with respect to the level and forms of compensation for directors, which compensation shall reflect the responsibilities and risks involved in being a director of the Company.
Assessment of Board and Committee Effectiveness
The Board considers recommendations of the Governance Committee for the development and monitoring of processes for assessing the effectiveness of the Board, the committees of the Board, the committees’ chairs, the Chair of the Board and the contribution of individual directors, which assessments shall be made annually. These results are assessed by the Chair of the Board and/or the Chair of the Governance Committee and are reported to the full Board, which decides on actions deemed necessary, if any. The Board ensures that the number of directors and the composition of the Board permit the Board to operate in a prudent and efficient manner.
Retirement Plans
The Board is responsible for overseeing the management of the Company’s retirement plans and does this through its Human Resources Committee and Audit Committee.
Outside Advisors
Directors may hire outside advisors at the Company’s expense, subject to the approval of the Chair of the Board and have access to the advice and services of the Company’s Corporate Secretary, who is also the Chief Legal and Compliance Officer.
Last updated – June 12, 2025

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Appendix B – Non-IFRS and Other Financial Measures
Appendix B – Non-IFRS and Other Financial Measures
This Circular includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.
DEFINITIONS
A non-IFRS financial measure is a financial measure that depicts our financial performance, financial position, or cash flow and either excludes an amount that is included in or includes an amount that is excluded from the composition of the most directly comparable financial measures disclosed in our financial statements.
A non-IFRS ratio is a financial measure disclosed in the form of a ratio, fraction, percentage, or similar representation, that has a non‑IFRS financial measure as one or more of its components.
A total of segments measure is a financial measure that is a subtotal or total of two or more reportable segments and is disclosed within the notes to our consolidated financial statements, but not in our primary financial statements.
A capital management measure is a financial measure intended to enable an individual to evaluate our objectives, policies and processes for managing our capital and is disclosed within the notes to our consolidated financial statements, but not in our primary financial statements.
A supplementary financial measure is a financial measure that depicts our historical or expected future financial performance, financial position or cash flow and is not disclosed within our primary financial statements, nor does it meet the definition of any of the above measures.
Certain non-IFRS and other financial measures are provided on a consolidated basis and separately for each of our segments (Civil Aviation and Defense and Security) since we analyze their results and performance separately.
PERFORMANCE MEASURES
Gross profit margin (or gross profit as a % of revenue)
Gross profit margin is a supplementary financial measure calculated by dividing our gross profit by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.
Operating income margin (or operating income as a % of revenue)
Operating income margin is a supplementary financial measure calculated by dividing our operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.
Adjusted segment operating income or loss
Adjusted segment operating income or loss is a non-IFRS financial measure that gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of the
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Appendix B – Non-IFRS and Other Financial Measures
FY2025 MD&A), the executive management transition costs (as described in Section 5.6 of the FY2025 MD&A), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024) and the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023). We track adjusted segment operating income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Adjusted segment operating income on a consolidated basis is a total of segments measure since it is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance. Refer to Section 13.3 - Non‑IFRS measure reconciliations of the FY2025 MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS, which reconciliation is incorporated by reference into this Circular.
Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue)
Adjusted segment operating income margin is a non-IFRS ratio calculated by dividing our adjusted segment operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.
Adjusted effective tax rate
Adjusted effective tax rate is a supplementary financial measure that represents the effective tax rate on adjusted net income or loss. It is calculated by dividing our income tax expense by our earnings before income taxes, adjusting for the same items used to determine adjusted net income or loss. We track it because we believe it provides an enhanced understanding of the impact of changes in income tax rates and the mix of income on our operating performance and facilitates the comparison across reporting periods. Refer to Section 13.3 - Non-IFRS measure reconciliations of the FY2025 MD&A for a calculation of this measure, which calculation is incorporated by reference into this Circular.
Adjusted net income or loss
Adjusted net income or loss is a non-IFRS financial measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of the FY2025 MD&A), the executive management transition costs (as described in Section 5.6 of the FY2025 MD&A), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024) and the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023). We track adjusted net income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Refer to Section 13.3 - Non-IFRS measure reconciliations of the FY2025 MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS, which reconciliation is incorporated by reference into this Circular.
Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-IFRS ratio calculated by dividing adjusted net income or loss by the weighted average number of diluted shares. We track it because we believe it provides an enhanced understanding of our operating performance on a per share basis and facilitates the comparison across reporting periods. Refer to Section 13.3 - Non-IFRS measure reconciliations of the FY2025 MD&A for a calculation of this measure, which calculation is incorporated by reference into this Circular.
For incentive plans purposes, this measure is further adjusted for currency fluctuations.
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Appendix B – Non-IFRS and Other Financial Measures
EBITDA and Adjusted EBITDA
EBITDA is a non-IFRS financial measure which comprises net income or loss from continuing operations before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of the FY2025 MD&A), the executive management transition costs (as described in Section 5.6 of the FY2025 MD&A), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024) and the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023). We use EBITDA and adjusted EBITDA to evaluate our operating performance, by eliminating the impact of non-operational or non-cash items. Refer to Section 13.3 - Non-IFRS measure reconciliations of the FY2025 MD&A for a reconciliation of these measures to the most directly comparable measure under IFRS, which reconciliation is incorporated by reference into this Circular.
Free cash flow
Free cash flow is a non-IFRS financial measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, intangible assets expenditures excluding capitalized development costs, other investing activities not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees. Refer to Section 7.1 - Consolidated cash movements of the FY2025 MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS, which reconciliation is incorporated by reference into this Circular.
Cash conversion rate
Cash conversion rate is a non-IFRS ratio calculated by dividing free cash flow by adjusted net income. We use it to assess our performance in cash flow generation and as a basis for evaluating our capitalization structure.
LIQUIDITY AND CAPITAL STRUCTURE MEASURES
Non-cash working capital
Non-cash working capital is a non-IFRS financial measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale). Refer to Section 8.1 - Consolidated capital employed of the FY2025 MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS, which reconciliation is incorporated by reference into this Circular.
Capital employed
Capital employed is a non-IFRS financial measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:
Use of capital:
—For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);
—For each segment, we take the total assets (not including cash and cash equivalents, tax accounts, employee benefits assets and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long‑term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).
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Appendix B – Non-IFRS and Other Financial Measures
Source of capital:
—In order to understand our source of capital, we add net debt to total equity.
Refer to Section 8.1 - Consolidated capital employed of the FY2025 MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS, which reconciliation is incorporated by reference into this Circular.
Adjusted return on capital employed (ROCE)
Adjusted ROCE is a non-IFRS ratio calculated over a rolling four-quarter period by taking net income attributable to equity holders of the Company from continuing operations adjusting for net finance expense, after tax, restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events divided by the average capital employed from continuing operations. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of the FY2025 MD&A), the executive management transition costs (as described in Section 5.6 of the FY2025 MD&A), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024) and the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023). We use adjusted ROCE to evaluate the profitability of our invested capital.
Net debt
Net debt is a capital management measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents. Refer to Section 8.1 - Consolidated capital employed of the FY2025 MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS, which reconciliation is incorporated by reference into this Circular.
Net debt-to-capital
Net debt-to-capital is a capital management measure calculated as net debt divided by the sum of total equity plus net debt. We use this to manage our capital structure and monitor our capital allocation priorities.
Net debt-to-EBITDA and net debt-to-adjusted EBITDA
Net debt-to-EBITDA and net debt-to-adjusted EBITDA are non-IFRS ratios calculated as net debt divided by the last twelve months EBITDA (or adjusted EBITDA). We use net debt-to-EBITDA and net debt-to-adjusted EBITDA because they reflect our ability to service our debt obligations. Refer to Section 13.3 - Non-IFRS measure reconciliations of the FY2025 MD&A for a calculation of these measures, which calculation is incorporated by reference into this Circular.
Maintenance and growth capital expenditures
Maintenance capital expenditure is a supplementary financial measure we use to calculate the investment needed to sustain the current level of economic activity.
Growth capital expenditure is a supplementary financial measure we use to calculate the investment needed to increase the current level of economic activity.
The sum of maintenance capital expenditures and growth capital expenditures represents our total property, plant and equipment expenditures.

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Appendix B – Non-IFRS and Other Financial Measures
GROWTH MEASURES
Adjusted order intake
Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received:
—For the Civil Aviation segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
—For the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it.
For incentive plans purposes, this measure is further adjusted for currency fluctuations.
Adjusted backlog
Adjusted backlog is a supplementary financial measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
—Obligated backlog represents the value of our adjusted order intake not yet executed and is calculated by adding the adjusted order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
—Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above, but excludes any portion of orders that have been directly subcontracted to a CAE subsidiary, which are already reflected in the determination of obligated backlog;
—Unfunded backlog represents legally binding Defense and Security orders with the U.S. government that we have received but have not yet executed and for which funding authorization has not yet been obtained. The uncertainty relates to the timing of the funding authorization, which is influenced by the government’s budget cycle, based on a September year-end. Options are included in adjusted backlog when there is a high probability of being exercised, which we define as at least 80% probable, but multi-award indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered adjusted order intake in that period, and it is removed from unfunded backlog and options.
Book-to-sales ratio
The book-to-sales ratio is a supplementary financial measure calculated by dividing adjusted order intake by revenue in a given period. We use it to monitor the level of future growth of the business over time.

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Appendix B – Non-IFRS and Other Financial Measures
SUPPLEMENTARY NON-FINANCIAL INFORMATION DEFINITIONS
Full-flight simulators (FFSs) in CAE’s network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.
Simulator equivalent unit (SEU)
SEU is a measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.
Utilization rate
Utilization rate is a measure we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

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Appendix C

Summary of the Employee Stock Option Plan

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Appendix C – Summary of the Employee Stock Option Plan
Appendix C – Summary of the Employee Stock Option Plan
The ESOP includes the following provisions:

Eligibility	Any salaried employee of CAE or its subsidiaries is eligible to participate in the ESOP. The ESOP does not permit grants to non-employee Directors. Subject to ESOP provisions related to employee death, retirement, or termination without cause, no option granted under ESOP may be exercised unless that employee wishing to exercise such option is currently employed by CAE or one of CAE’s subsidiaries and has served continuously in such capacity since the date of the grant of such option.
Limitations on Grants	An ESOP participant (which may include an employee management insider of CAE) may not hold options on more than 5% (on an undiluted basis) of the issued and outstanding Shares. The number of Shares issuable to insiders of CAE at any time under all security-based compensation arrangements cannot exceed 10% of the issued and outstanding Shares. The number of Shares issued to insiders of the Company within any one-year period under all security-based compensation arrangements cannot exceed 10% of the Company’s issued and outstanding Shares.
Exercise Price	The weighted average price of the Shares on the TSX on the five trading days immediately preceding the grant date (if the grant date falls within a blackout period or within five trading days following the end of a blackout period, the grant date shall be presumed to be the sixth trading day following the end of such blackout period).
Termination of Employment
Death: options may be exercised to the extent that the optionee was entitled to do so at the time of death. The options can be exercised only during the period expiring on the day that is earlier of six months following the date of death and the option termination date.
Retirement: all unvested options shall continue to vest following the retirement date. Such retired optionee shall be entitled, (a) to exercise any vested options held as of the retirement date until the termination date for each such option; and (b) to exercise any options vesting after the retirement date only during the 30-day period following the vesting date of the post retirement vesting options, after which any such options which remain unexercised shall expire.
Involuntary termination for cause: each unvested option shall terminate and become null, void and of no effect on the date on which the optionee ceases to serve the Company.
Involuntary termination without cause and resignation: the optionee has the right for a period of 30 days (or until the normal expiry date of the option if earlier) from the date of ceasing to be an employee to exercise his or her option to the extent that he/she was entitled to exercise it on the date of ceasing to be an employee. Upon the expiration of such 30-day period (subject to extension if the end of the period falls within a blackout period), each option shall terminate and become null, void and of no effect on the date on which such optionee ceases to serve the Company.

Transferability/ Assignment of Options	Options are not transferable or assignable otherwise than by will or by operation of estate law.
Financial Assistance	The ESOP does not contain any financial assistance provisions to facilitate employees’ participation in the program.
Amendments	The ESOP provides that its terms, as well as those of any option, may be amended, terminated or waived in certain stated circumstances. The ESOP specifies in what situations Shareholders approval is required.
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Appendix C – Summary of the Employee Stock Option Plan

Amendments not Requiring Shareholders Approval
The HRC has the authority, in accordance with and subject to the terms of the ESOP, to amend, suspend or terminate the ESOP or any option granted under the ESOP without obtaining Shareholders approval to:
(a)    (i) amend any terms relating to the granting or exercise of options, including the terms relating to the eligibility for (other than for non-executive Directors) and limitations or conditions on participation in the ESOP, the amount and payment of the exercise price (other than a reduction thereof) or the vesting, exercise, expiry (other than an extension of the termination date except as contemplated in the ESOP), assignment (other than for financing or derivative-type transaction purposes) and adjustment of options, or (ii) add or amend any terms relating to any cashless exercise features;
(b)    amend the ESOP to permit the granting of Deferred or Restricted Share Units under the ESOP or to add or amend any other provisions which result in participants receiving securities of the Company while no cash consideration is received by the Company;
(c)    make changes that are necessary or desirable to comply with applicable laws, rules or regulations of any regulatory authorities having jurisdiction or any applicable stock exchange;
(d)    correct or rectify any ambiguity, defective provision, error or omission in the ESOP or in any option or make amendments of a “housekeeping” nature;
(e)    amend any terms relating to the administration of the ESOP; and
(f)    make any other amendment that does not require Shareholders approval by virtue of the ESOP, applicable laws or relevant stock exchange or regulatory requirements;
provided such amendment, suspension or termination (i) does not adversely alter or impair any previously granted option without the optionee’s consent and (ii) is made in compliance with applicable laws, rules, regulations, by-laws and policies of, and receipt of any required approvals from, any applicable stock exchange or regulatory authorities having jurisdiction.

Amendments Requiring Shareholders Approval
The ESOP provides that Shareholders approval is required to make the following amendments:
(a)    increase the maximum number of Shares issuable under the ESOP, except in the case of an adjustment pursuant to Article VIII thereof (subdivisions, consolidations or reclassifications of Shares or other such events);
(b)    increase the number of Shares that may be issued to insiders or to any one optionee under the ESOP, in both cases except in the case of an adjustment pursuant to Article VIII thereof (subdivisions, consolidations or reclassifications of Shares or other such events);
(c)    allow non-employee Directors to be eligible for awards of options;
(d)    permit any option granted under the ESOP to be transferable or assignable other than by will or pursuant to succession laws (estate settlements);
(e)    reduce the exercise price of an option after the option has been granted or cancel any option and substitute such option by a new option with a reduced exercise price granted to the same optionee, except in the case of an adjustment pursuant to Article VIII of the ESOP;
(f)    extend the term of an option beyond the original expiry date, except in case of an extension due to a blackout period;
(g)    add a cashless exercise feature payable in cash or Shares, which does not provide for a full deduction of the number of underlying Shares from the ESOP reserve;
(h)    add any form of or amendment to financial assistance provisions in the ESOP which is more favourable to optionees; and
(i)    amend any provisions to the amendment provisions of the ESOP.

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Appendix C – Summary of the Employee Stock Option Plan

Change of Control
In the circumstances of a change in the beneficial ownership or control over the majority of the Shares of CAE or the sale of all or substantially all of CAE’s assets, the vesting of all options issued would be accelerated.
A change of control is defined as (i) any event or circumstance where any person, any joint actor thereof or any person acting jointly or in concert therewith, or any combination thereof, acquires beneficial ownership or exercises control or direction, directly or indirectly (whether through a purchase, issuance or exchange of Shares or other voting securities, reorganization, amalgamation, merger, business combination, consolidation or other transaction or series of transactions having similar effect (or a plan of arrangement in connection with any of the foregoing)), other than solely involving the Company and any one or more of its subsidiaries, of a majority of the Shares or other voting securities of the Company or of any successor or resulting corporation or other person; or (ii) the sale or other disposition to a person other than a subsidiary of the Company of all or substantially all of the Company’s assets.

Adjustments	If certain corporate events affect the number or type of outstanding Shares, including, for example, a dividend in stock, stock split, stock consolidation or rights offering, adjustments will be made to the terms of the outstanding option grants as appropriate in such circumstances.

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Appendix D – Summary of the Omnibus Incentive Plan

Appendix D – Summary of the Omnibus Incentive Plan
The Omnibus Incentive Plan includes the following provisions:

Eligibility
The HRC, in its sole discretion, from time to time designates the executive officers, employees and consultants of the Company or any of its subsidiaries to whom awards of PSUs, RUSs and/or Stock Options shall be granted and determine, if applicable, the number of Shares to be covered by such awards and the terms and conditions of such awards. The Omnibus Incentive Plan does not permit Stock Option grants to non-employee directors.

Limitations on Grants
The number of Shares issuable from treasury to any one participant shall not exceed more than 5% (on an undiluted basis) of the issued and outstanding Shares. The number of Shares issuable from treasury to insiders of CAE at any time under all security-based compensation arrangements cannot exceed 10% of the issued and outstanding Shares. The number of Shares issued from treasury to insiders of the Company within any one-year period under all security-based compensation arrangements cannot exceed 10% of the Company’s issued and outstanding Shares. The total number of Shares available for issuance under the Omnibus Incentive Plan shall be 10,000,000.

Exercise Price of Stock Options
All Stock Options granted under the Omnibus Incentive Plan have an exercise price which shall not be less than the market price of the Shares on the date of the grant.
For purposes of the Omnibus Incentive Plan, the “market price “of the Shares as at a given date shall be the volume weighted average trading price of the Shares on the TSX for the five (5) trading days before such date. The HRC may, in its discretion, provide for procedures whereby Shares are sold, at the request of the participant, to cover the exercise price and the applicable withholding taxes, otherwise known as a “cashless exercise”, or to provide cash payments representing the value of the remaining Shares underlying the Stock Options.
In the event of a “cashless exercise”, as permitted by the HRC, a participant may authorize a third-party broker to (i) pay on his or her behalf the Exercise Price for the number of Shares in respect of which the Stock Option is exercised, (ii) sell such portion of the Shares received upon exercise of the Stock Option which is sufficient to cover such Exercise Price and the amount necessary to satisfy any withholding tax obligations of the Company or any subsidiary, and (iii) remit to the Company or such subsidiary, as applicable, the portion of the proceeds sufficient to cover such withholding tax obligations.

Stock Option Term
The HRC shall determine, at the time of granting a Stock Option, the period during which the Stock Option is exercisable, which shall not be more than ten (10) years from the date of grant. Unless otherwise determined by the HRC, all unexercised Stock Options shall be cancelled at the expiry of such term. Should the expiration date for a Stock Option fall within a black-out period or within nine (9) trading days following the end of a black-out period, such expiration date shall be automatically extended to that date which is the tenth (10th) trading day after the end of the black-out period.

Share Unit Grant Date	Unless otherwise determined by the HRC, the date of grant of PSUs and RSUs shall not be before the sixth (6th) trading day following the day on which the HRC approves the grant of PSUs and RSUs. Should the date of grant fall within a black-out period or within five (5) trading days after the end of a black-out period, then the date of grant shall be deemed to be the later of the sixth (6th) trading day following the end of such black-out period or the sixth (6th) trading day following the day on which the HRC approved the grant.
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Vesting
Each PSU, RSU or Stock Option awarded to a participant shall be exercisable at such time or times and/or pursuant to the achievement of such performance criteria and/or other vesting conditions as the HRC may determine in its sole discretion at the time of granting the particular award.
Unless otherwise determined by the HRC, PSUs credited to a participant’s account in respect of which the performance criteria have not been achieved, shall automatically be forfeited and be cancelled effective the last day of the applicable performance period.

Settlement of Share Units
All vested PSUs and RSUs shall be settled as soon as practicable following the applicable “share unit vesting determination date” but in all cases prior to the last day of the restriction period. The applicable settlement date shall be determined by the HRC but shall not fall within a black-out period or within five (5) trading days after the end of a black-out period, unless the last day of the “restriction period” falls within this period.

For the purposes of the Omnibus Incentive Plan, the “share unit vesting determination date” shall be the date on which the HRC determines if the vesting conditions with respect to PSUs or RSUs (including any applicable performance criteria) have been met, and as a result, establishes the number of PSUs or RSUs, as applicable, that become vested, if any.

For the purposes of the Omnibus Incentive Plan, the “restriction period” shall be the applicable restriction period in respect of a particular PSU or RSU, which period, unless otherwise determined by the HRC at the time the PSU or RSU is granted, shall end on the trading day preceding December 31 of the calendar year which is three (3) years after the calendar year in which the PSU or RSU was granted.

The Company, in its sole discretion, may settle (or cause a subsidiary to settle), vested PSUs or RSUs, by providing a participant (or the liquidator, executor or administrator, as the case may be, of the estate of the participant) with: (i) in the case of settlement of PSUs or RSUs for their cash equivalent, delivery of cash to the participant representing the cash equivalent, through wire transfer, cheque or any other form of payment deemed acceptable by the HRC; (ii) in the case of settlement of PSUs or RSUs for Shares, delivery of Shares issued from treasury and/or purchased on the participant’s behalf on the open market; or (iii) in the case of settlement of the PSUs or RSUs for a combination of Shares and the cash equivalent, a combination of (i) and (ii) above.

Determination of Amounts
For purposes of determining the cash equivalent of PSUs or RSUs to be paid, such calculation will be made as of the settlement date based on the market value on such date multiplied by the number of vested PSUs or RSUs in the participant’s account, net of any applicable taxes.

For the purposes of determining the number of Shares to be issued or delivered to a participant upon settlement of PSUs or RSUs, such calculation will be made as of the settlement date based on the whole number of Shares corresponding to the vested PSUs or RSUs recorded in the participant’s account, net of the whole number of Shares to be sold to satisfy any applicable taxes.

Termination of Employment
Termination for Cause: all awards granted to such participant, whether vested or unvested on the termination date, shall be forfeited. For the purposes of the Omnibus Incentive Plan, the determination by the HRC that the participant was discharged for cause shall be binding on the participant. “Cause” shall include a breach of the Company’s Code of Business Conduct or other CAE policy, failure to perform specified and required duties after a written warning, serious misconduct or negligence of, among other things, a professional, ethical or legal nature, or moral turpitude.
Resignation:
(i) all unvested PSUs, RSUs and/or Stock Options granted to such participant will be forfeited on the termination date;

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(ii) all PSUs and RSUs granted to such participant and vested pursuant to the Omnibus Incentive Plan on the termination date will be settled (based on the vesting terms, including, if applicable, achievement of performance criteria, as determined in the final and sole discretion of the HRC) as soon as possible; and
(iii) all vested Stock Options granted to such participant will remain exercisable until the earlier of: (A) thirty (30) days after the termination date; and (B) the expiry date of the options, after which time all such Stock Options will expire. For greater certainty, if, following a participant’s resignation, the end of the thirty (30) day period during which Stock Options may be exercised should fall within a black-out period or within nine (9) trading days following the end of a black-out period, such period shall be extended to the tenth (10th) trading day following the end of such black-out period.
Retirement:
(i) all unvested PSUs and/or RSUs granted to such participant will continue to vest as determined by the HRC and will be settled, as applicable, based on their vesting terms, including, if applicable, achievement of performance criteria, as determined in the final and sole discretion of the HRC;
(ii) all unvested Stock Options granted to such participant will continue to vest in accordance with the terms of the Omnibus Incentive Plan and the participant’s grant agreement. Once vested, such Stock Options may only be exercised until the earlier of: (A) ninety (90) days following their vesting and (B) the expiry date of the Stock Options, after which time all unvested Stock Options will automatically expire. For greater certainty, if, following a participant’s retirement, the end of the ninety (90) day period during which Stock Options may be exercised should fall within a black-out period or within nine (9) trading days following the end of a black-out period, such period shall be extended to the tenth (10th) trading day following the end of such black-out period;
(iii) all PSUs and RSUs granted to such participant and vested pursuant to the Omnibus Incentive Plan on the termination date will be settled (based on the vesting terms, including, if applicable, achievement of performance criteria, as determined in the final and sole discretion of the HRC) as soon as possible; and
(iv) all vested Stock Options granted to such participant will remain exercisable until their expiry date after which time all such Stock Options will automatically expire.
Death or Long-Term Disability:
(i) all unvested PSUs and/or RSUs granted to such participant will fully vest at target on the termination date and be settled as soon as possible (regardless of vesting terms including, if applicable, achievement of performance criteria);
(ii) all unvested Stock Options granted to such participant will vest on the termination date and may only be exercised until the earlier of: (A) six (6) months following the termination date; and (B) the expiry date of the Stock Options, after which time all unvested Stock Options will automatically expire;
(iii) all PSUs and RSUs granted to such participant and vested pursuant to the Omnibus Incentive Plan on the termination date will be settled (based on the vesting terms, including, if applicable, achievement of performance criteria, as determined in the final and sole discretion of the HRC) as soon as possible; and
(iv) all vested Stock Options granted to such participant will remain exercisable until the earlier: of (A) six (6) months after the termination date; and (B) the expiry date of the Stock Options, after which time all such options will automatically expire.
For greater certainty, if, following a participant’s death or long-term disability, the end of the six (6) month period during which Stock Options may be exercised should fall within a black-out period or within nine (9) trading days following the end of a black-out period, such period shall be extended to the tenth (10th) trading day following the end of such black-out period.

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Termination without cause:
(i) the HRC may, in its sole discretion, determine that a portion of the PSUs and/or RSUs granted to such participant, pro-rated to the number of fiscal years completed since their grant, will immediately vest on the termination date and be settled (based on their vesting terms, including, if applicable, achievement of performance criteria, up to the termination date, as determined in the final and sole discretion of the HRC);
 (ii) all unvested Stock Options granted to such participant will be forfeited on the termination date;
(iii) all PSUs and RSUs granted to such participant and vested pursuant to the Omnibus Incentive Plan on the termination date will be settled (based on the vesting terms, including, if applicable, achievement of performance criteria, as determined in the final and sole discretion of the HRC) as soon as possible; and
(iv) all vested Stock Options granted to such participant will remain exercisable until the earlier of: (A) ninety (90) days after the termination date; and (B) the expiry date of the Stock Options, after which time all such Stock Options will automatically expire.
For greater certainty, if, following a participant’s termination without cause, the end of the ninety (90) day period during which Stock Options may be exercised should fall within a black-out period or within nine (9) trading days following the end of a black-out period, such period shall be extended to the tenth (10th) trading day following the end of such black-out period.

Transferability/ Assignment of Awards	Except as specifically provided in a grant agreement approved by the HRC, each award granted under the Omnibus Incentive Plan shall not be transferable or assignable otherwise than by will or by the laws of succession.
Financial Assistance	Unless otherwise determined by the HRC, the Company shall not offer financial assistance to any participant in regards to the exercise, vesting or payment of any award granted under the Omnibus Incentive Plan.
Amendments	The Omnibus Incentive Plan provides that its terms, as well as those of any grants, may be suspended, terminated, amended or revised in certain stated circumstances. The Omnibus Incentive Plan specifies in what situations Shareholders approval is required.
Amendments not Requiring Shareholders Approval
The Board may suspend or terminate the Omnibus Incentive Plan at any time, or from time to time amend or revise the terms of the Omnibus Incentive Plan or any granted awards without the consent of the participants, provided that such suspension, termination, amendment or revision shall:
(i) not materially adversely alter or impair the rights of any participant, without the consent of such participant, except as permitted by the provisions of the Omnibus Incentive Plan;
(ii) be in compliance with applicable law and with the prior approval, if required, of the Shareholders, a stock exchange or any other regulatory body having authority over the Company; and
(iii) be subject to Shareholders approval, where required by law or the requirements of a stock exchange, provided that the Board may, from time to time, in its absolute discretion and without approval of the Shareholders of the Company make the following amendments:
a.    amend any terms and conditions relating to the granting of awards, including the terms relating to the eligibility for and limitations or conditions on participation in the Omnibus Incentive Plan (other than to allow non-employee directors of the Company to be eligible for awards of Stock Options under the Omnibus Incentive Plan), the amount and payment of the exercise price (other than a reduction thereof) or the vesting, exercise, expiry (other

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than an extension of the expiry date except if due to a black-out period) and adjustment of awards as provided hereunder;
b.    make changes that are necessary or desirable to comply with applicable laws, rules or regulations of any regulatory authorities having jurisdiction or any relevant stock exchange;
c.    correct or rectify any ambiguity, defective provision, error or omission in the Omnibus Incentive Plan or make amendments of a "housekeeping" nature;
d.    amend any terms relating to the administration of the Omnibus Incentive Plan; and
e.    make any other amendment that does not require Shareholders approval by virtue of the Omnibus Incentive Plan, applicable laws, rules or regulations of any regulatory authorities having jurisdiction or any relevant stock exchange.
The Board may also, by resolution, advance the date on which any award may be exercised or payable or, subject to applicable regulatory provisions, including any rules of a stock exchange, extend the expiration date of any award, in the manner to be set forth in such resolution, provided that the period during which a Stock Option is exercisable or a PSU or RSU remains outstanding does not exceed: (i) in the case of Stock Options, ten (10) years from the Stock Option grant date subject to an extension due to a black-out period; and (ii) in the case of PSUs and RSUs, the last day of the restriction period in respect of such PSUs and RSUs, and further provided that any such advancement or extension does not result in a violation of Section 409A of the United States Internal Revenue Code of 1986 (the “US Code”).
. The Board shall not, in the event of any such advancement or extension, be under any obligation to advance or extend the date on or by which any Stock Option may be exercised or any PSU or RSU may remain outstanding with respect to any other participant.

Amendments Requiring Shareholders Approval
The Omnibus Incentive Plan provides that the Board shall be required to obtain Shareholders approval to make the following amendments:
(i) increase the maximum number of Shares issuable under the Omnibus Incentive Plan, except in the case of an adjustment as provided under the Omnibus Incentive Plan;
(ii) increase the number of Shares that are issuable or that may be issued to insiders or to any one participant under the Omnibus Incentive Plan, except in the case of an adjustment as provided under the Omnibus Incentive Plan;
(iii) allow non-employee directors of the Company to be eligible for awards of Stock Options under the Omnibus Incentive Plan;
(iv) permit any award granted under the Omnibus Incentive Plan to be transferable or assignable other than by will or pursuant to succession laws;
(v) reduce the exercise price of a Stock Options after the Stock Option has been granted to a participant or cancel any Stock Option and substitute such Stock Option by a new Stock Option with a reduced exercise price granted to the same participant, except in the case of an adjustment provided under the Omnibus Incentive Plan;
(vi) extend the term of a Stock Option beyond the original expiry date, except in case of an extension due to a black-out period;
(vii) add any form of financial assistance and any amendment to a financial assistance provision in the Omnibus Incentive Plan which is more favourable to participants; and
(viii) amend any provisions to the amendment provisions of the Omnibus Incentive Plan.

Change of Control
In the context of a change of control, all awards granted to a participant will be converted into or substituted by alternative awards, to the extent possible, and Stock Options, PSUs and RSUs which are not converted into or substituted by an alternative award shall vest (but, with respect to a U.S.

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taxpayer, shall not be settled or paid at such time unless doing so would not result in a violation of Section 409A of the U.S. Code) and, in the case of Stock Options, become exercisable in full immediately prior to the consummation of the transaction constituting the change of control.
If alternative awards are available and a participant is terminated without cause or submits a resignation for good reason within twenty-four (24) calendar months after a change of control, all outstanding alternative awards which are not then exercisable shall vest and alternative awards in which Stock Options were converted will become exercisable in full upon such termination or resignation. Alternative awards in which PSUs and RSUs were converted will be settled as soon as possible after vesting. Alternative awards in which Stock Options were converted will remain exercisable until the earlier of: (i) one (1) year after the termination or resignation; and (ii) the original expiry date of the Stock Options, after which time all such alternative awards will expire.
The provisions relating to a change of control may be varied in grant agreements for U.S. taxpayers in order to comply with Section 409A of the U.S. Code and, to the extent that the provisions relating to a change of control would case an award to a U.S. taxpayer to violate Section 409A of the U.S. Code, such provision will not apply to such U.S. taxpayer.
A change of control is defined as (i) any event or circumstance where any person, any joint actor thereof or any person acting jointly or in concert therewith, or any combination thereof, acquires beneficial ownership or exercises control or direction, directly or indirectly (whether through a purchase, issuance or exchange of Shares or other voting securities, reorganization, amalgamation, merger, business combination, consolidation or other transaction or series of transactions having similar effect (or a plan of arrangement in connection with any of the foregoing)), other than solely involving the Company and any one or more of its subsidiaries, of a majority of the Shares or other voting securities of the Company or of any successor or resulting Company or other person; (ii) the sale or other disposition to a person other than a subsidiary of the Company of all or substantially all of the Company’s assets; (iii) the Company undergoing a liquidation or dissolution; or (iv) as a result of or in connection with: (A) a contested election of directors; or (B) a reorganization, amalgamation, merger, business combination, consolidation or other transaction or series of transactions involving the Company or any of its subsidiaries and another corporation or other entity, the nominees named in the most recent management information circular of the Company for election to the Board of directors no longer constitute a majority of the members of the Board of Director.

Adjustments	In the event of any subdivision, consolidation, reclassification, reorganization or any other change affecting the Shares, or any merger, amalgamation or consolidation of the Company with or into another corporation, or any distribution to all security holders of cash, evidences of indebtedness or other assets not in the ordinary course, or any transaction or change having a similar effect, the Board shall in its sole discretion, subject to the required approval of any stock exchange, determine the appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the participants in respect of awards under the Omnibus Incentive Plan, including, without limitation, adjustments to the exercise price, adjustments to the number of Shares to which a participant is entitled upon exercise or settlement, adjustments permitting the immediate exercise of any outstanding awards that are not otherwise exercisable or adjustments to the number or kind of Shares reserved for issuance.
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Appendix E – Amendments to the General By-law
Appendix E – Amendments to the General By-law
BY-LAW AMENDMENT RESOLUTION:
THAT the amendments to Sections 1.1, 4.1, 4.4, 4.10, 5.1, 10.11 and 10.13 of the General By-law of CAE Inc. (the “Corporation”), draft of which is set forth in Appendix E to CAE’s Management Proxy Circular dated June 12, 2025, be and are hereby approved and confirmed as of August 13, 2025.
THAT any officer of the Corporation be, and is hereby authorized and directed, for and on behalf of the Corporation, to finalize, sign or deliver all documents, to enter into any agreements and to do and perform all acts and things as such individual, in his or her discretion, deems necessary or advisable in order to give effect to the intent of this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the finalizing, signing or delivery of such document or agreement or the performing of such act or thing.
DRAFT AMENDMENTS:
The following are the proposed amendments to the General By-law of CAE Inc. Capitalized terms used in this Appendix E without express definition have the meanings attributed thereto in the By-law:

Section 1.1 – Definitions.
The following definitions are added:
“Canadian” means an individual who is (a) a Canadian citizen, or (b) a permanent resident within the meaning of subsection 2(1) of the Immigration and Refugee Protection Act (Canada).
“resident Canadian” has the meaning ascribed to it in the Act.

Section 4.1 – Number of Directors and Quorum.
Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided for in the articles. A majority of the directors shall be Canadians. In addition, subject to the provisions of the Act, at least twenty-five per cent (25%) of the directors must be resident Canadians, provided however that if the board consists of less than four (4) directors, at least one (1) director must be a resident Canadian.
Subject to the provisions of the Act, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the directors, and at any meeting of a committee of the board shall consist of a majority of the directors forming the committee. ~~A majority of the directors shall be resident Canadians.~~ The board shall not transact business at a meeting, other than filling a vacancy in the board, unless ~~a majority~~ at least twenty-five percent (25%) of the directors present are resident Canadians, or, if the board consists of less than four (4) directors, at least one (1) of the directors present is a resident Canadian, except where:
(a)    a resident Canadian director who is unable to be present approves in writing, or by ~~telephone~~ telephonic, electronic or other ~~communications facilities~~ communication facility, the business transacted at the meeting; and
(b)    ~~a majority of Canadians~~ the required number of resident Canadian directors would have been present had that director been present at the meeting.

Section 4.4 – Meeting By Telephonic, Electronic or Other Communication Facility.
If all the directors of the Corporation consent, a director may participate in a meeting of the board or of a committee of the board by such telephonic, electronic or other communication facility ~~as~~ that permits all persons participating in the meeting to communicate adequately with each other, and a director participating in such a meeting by such means is deemed to be present at the meeting. If all the directors of the Corporation consent, meetings of directors may be held entirely by means of a telephonic, electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with

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each other. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.
Section 4.10 – Chairperson.
The board, shall, from time to time, elect from among its members a chairperson of the board who shall, if present, preside as chairperson at all meetings of the board and of shareholders. The chairperson of the board shall not be an officer of the Corporation unless specifically so designated by the board. ~~The chairperson of the board shall be a member of the Executive Committee of the board (if one has been created).~~

Section 5.1 – Committees of the Board.
The board may appoint one or more committees of the board and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise. ~~A majority of the members of an executive committee (if appointed) shall be resident Canadians.~~

Section 10.11 – Show of Hands.
Subject to the provisions of the Act, any question at a meeting of shareholders may be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairperson of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried, and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question. For greater certainty, if a meeting is held entirely by telephonic, electronic or other communication facility, voting at that meeting shall be by online ballot. If a meeting is held both in person and by telephonic, electronic or other communication facility, the votes of shareholders participating by telephonic, electronic or other communication facility will be counted as if they were present in person at the meeting.

Section 10.13 – Meetings by Telephonic, Electronic or Other Communication Facility.
In the event of force majeure stemming from public health restrictions, governmental or regulatory prohibitions, or comparable circumstances that would make meeting in person impossible or deeply impractical, meetings of shareholders may be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other. Any person entitled to attend a meeting of shareholders may participate in such meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other if the Corporation makes available such a communication facility and any person participating in a meeting by such means is deemed to be present at the meeting. Any vote at such a meeting may be held entirely by means of a telephonic, electronic or other communication facility.

Section 10.14 – Nominations of Directors.
1.Subject only to the ~~Canada Business Corporations~~ Act ~~(the “Act”)~~ and the articles, only ~~persons~~ individuals who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board ~~of directors of the Corporation (the “Board”)~~ may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors. Such nominations may be made in the following manner:
a.by or at the direction of the ~~Board~~ board, including pursuant to a notice of meeting;
b.by or at the direction or request of one or more shareholders of the Corporation pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of meeting of the shareholders of the Corporation made in accordance with the provisions of the Act; or

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c.    by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided below in this section 10.14 and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this section 10.14.
2.In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Corporation at the principal executive offices of the Corporation.
3.To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must be made:
a.in the case of an annual meeting of shareholders (and including an annual and special meeting), not less than 30 ~~nor more than 65~~ days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement (the “Notice Date”) of the date of the annual meeting was made, notice by the Nominating Shareholder ~~may~~ must be made not later than the close of business on the tenth (10th) day following the Notice Date; and
b.in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.
c.~~In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.~~
In the event of an adjournment or postponement of an annual meeting or special meeting of shareholders or any announcement thereof, a new time period shall commence for the giving of a timely notice under this paragraph 3 of section 10.14.
4.To be in proper written form, a Nominating Shareholders’ notice to the Corporate Secretary of the Corporation must set forth:
a.as to each ~~person~~ individual whom the Nominating Shareholder proposes to nominate for election as a director (each a “Proposed Nominee”): (A) the name, age, business address and residential address of the ~~person~~ Proposed Nominee; (B) a statement indicating whether the Proposed Nominee is a “resident Canadian” as defined in the Act; (~~B~~C) the principal occupation, business or employment of the ~~person~~ Proposed Nominee; (~~C~~D) the class or series and number of shares in the capital of the Corporation which are controlled or directed, directly or indirectly, or which are owned beneficially ~~or of record~~, by the ~~person~~ Proposed Nominee as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (~~D~~E) any other information relating to the ~~person~~ Proposed Nominee that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws ~~(as defined below)~~; and
b.as to the Nominating Shareholder giving the notice: (A) the name, business address and residential address of such Nominating Shareholder; (B) the class or series and number of shares in the capital of the Corporation which are controlled, directed or owned, beneficially or of record, by the Nominating Shareholder, or by any other person with whom the Nominating Shareholder is acting jointly or in concert with respect to the Corporation or its securities, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (C) to the extent not already disclosed in the notice, any proxy, ~~contract~~ agreement, commitment, arrangement, understanding or relationship pursuant to which such Nominating Shareholder, or any affiliate or associate (within the meaning of Applicable Securities Laws) of such Nominating Shareholder, has a right to vote, or to direct the voting of, any

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Appendix E – Amendments to the General By-law

shares in the capital of the Corporation; and (D) any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws ~~(as defined below)~~.
~~The Corporation may require any proposed director nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed director nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder of the Corporation’s understanding of the independence, or lack thereof, of such proposed director nominee.~~
5.In addition to the provisions of this section 10.14, a Nominating Shareholder and any Proposed Nominee shall also comply with all of the applicable requirements of the Act, Applicable Securities Laws and applicable stock exchange rules regarding the matters set forth in this section 10.14.
6.No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this section 10.14; provided, however, that nothing in this section 10.14 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of the Corporation of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall or shall not be disregarded.
7.For purposes of this section 10.14:
a.“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System ~~of~~ for Electronic Document Analysis and Retrieval+ at ~~www. sedar.com~~ www. sedarplus.ca; and
b.“Applicable Securities Laws” means the applicable securities legislation of each relevant province of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province of Canada.
8.Notwithstanding any other provision of this section 10.14, notice given to the Corporate Secretary of the Corporation may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Corporate Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the aforesaid address) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary of the Corporation at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Montreal time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.
9.Notwithstanding the foregoing, the ~~Board~~ board may, in its sole discretion, waive any requirement in this section 10.14.

135 | CAE INC. | 2025 | Management Proxy Circular

136 | CAE INC. | 2025 | Management Proxy Circular